FOOT LOCKER, INC.

2023
ANNUAL REPORT



THE HEART
OF SNEAKERS






FOOT LOCKER, INC.



CELEBRATING
FIVE DECADES
OF UNLOCKING
EVERYONE'S
INNER
SNEAKERHEAD

CONTENTS

ABOUT US

Foot Locker, Inc. is a leading footwear and apparel retailer that unlocks the "inner sneakerhead" in all of us. With approximately 2,500 retail stores in 26 countries across North America, Europe, Asia, Australia, and New Zealand, and a licensed store presence in the Middle East and Asia, Foot Locker, Inc. has a strong history of sneaker authority that sparks discovery and ignites the power of sneaker culture through its portfolio of brands, including Foot Locker, Kids Foot Locker, Champs Sports, WSS, and atmos. For more information visit **footlocker-inc.com**.

FORWARD LOOKING STATEMENT

This report contains forward-looking statements within the meaning of the U.S. securities laws. Other than statements of historical facts, all statements that address activities, events, or developments that the Company anticipates will or may occur in the future, including, but not limited to, such things as future capital expenditures, expansion, strategic plans, financial objectives, dividend payments, stock repurchases, growth of the Company's business and operations, including future cash flows, revenues, earnings, and other such matters, are forward-looking statements. These forward-looking statements are based on many assumptions and factors, which are detailed in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are based largely on our expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond our control. For additional discussion on risks and uncertainties that may affect forward-looking statements, see "Risk Factors" disclosed in the 2023 Annual Report on Form 10-K. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.



MARY N. DILLON
President and
Chief Executive Officer

"Looking to 2024, we are repositioning Foot Locker, Inc. for the future. Our momentum — particularly in the second half of the year — means that we are entering 2024 positioned for a recovery, and on the path to reaching 8.5%-9.0% in EBIT margins by 2028."

MESSAGE
FROM OUR CEO

Dear Fellow Shareholders:

Our vision at Foot Locker, Inc. is to be known as the "go to" destination for discovering and buying sneakers globally. Our mission is to unlock the "inner sneakerhead" in all of us. The Lace Up Plan is designed to support our vision and mission, and our plan delivers for all of our stakeholders: for *customers*, we will be their destination for "all things sneakers, unlocking the inner sneakerhead in all of us;" for *brand partners,* we will partner to build brand equity and incremental growth; for *team members,* we offer job and career opportunities for our young and diverse team members that leverage our Striper's passion for sneaker culture; for *communities* we will continue to invest in economic development and education for the communities we serve; and for *investors,* we will provide longer-term, profitable growth and attractive returns.

As we reflect on the past year, 2023 presented Foot Locker with certain macroeconomic and consumer-related pressures in addition to Company-specific factors, including elevated inventories. In the face of those challenges, the team focused on both delivering near-term results and executing the Lace Up Plan by closing underperforming stores and building out our loyalty program and digital capabilities to drive long-term shareholder value creation. Looking to 2024, we are repositioning Foot Locker, Inc. for the future. Our momentum — particularly in the second half of the year — means that we are entering 2024 positioned for a recovery, and on the path to reaching 8.5%-9.0% in EBIT margins by 2028. As we look ahead to the Foot Locker brand's 50th anniversary in September, we are excited for the Company's next 50 years of growth as the digital and omnichannel retailer for "all things sneakers."









2023 STRATEGIC HIGHLIGHTS:
Lacing Up for the Future

NOTABLE ACHIEVEMENTS AND PROGRESS ON OUR LACE UP PLAN IN 2023 INCLUDED:



▶ **EXPAND SNEAKER CULTURE.** We are harnessing our multi-branded leadership position to expand sneaker culture by serving more sneaker occasions, providing more sneaker choices, and driving greater sneaker distinction. Despite allocation changes in 2023, we collaborated with our largest partner, Nike, on our mutual key pillars of basketball, kids, and sneaker culture, and we look forward to continuing to enhance the partnership in 2024. Further, sales of brands beyond Nike in our core banners outpaced our total company sales, as penetration of our other brands in our business reached 35% of sales compared to 33% in 2022. Additionally, we grew our door counts with vendors, including New Balance, On Running, and Hoka.

▶ **POWER UP OUR PORTFOLIO.** We opened 69 new format stores at our Foot Locker banner, including our highly-compelling Power and Community store concepts, that now total 242 doors. We are well on our way to achieving our goal for these formats to comprise at least 20% of our square footage in North America, compared with 16% today. In 2023, we also began a meaningful store refresh program designed to create a more consistent and elevated brand experience for our Foot Locker and Kids Foot Locker banners. Initial results from our refreshed stores have been encouraging, and we intend to accelerate this refresh work to approximately two-thirds of our global Foot Locker and Kids Foot Locker doors by the end of next year. Additionally, our Off-Mall square footage increased to 39% of our footprint in North America, up from approximately 34% in 2022. Finally, we are creating more distinction among our banners and transforming our real estate footprint. In 2023, we made strides to reposition the Champs Sports banner by focusing its store base to serve the active athlete consumer.

▶ **DEEPEN OUR RELATIONSHIP WITH CUSTOMERS.** In 2023 we began to reignite the Foot Locker brand by launching our new global platform "The Heart of Sneakers" and investing in brand-building marketing strategies. We will continue to make strategic investments in marketing in 2024 and beyond to drive customer engagement and evolve and elevate the brand experience across channels. To deepen customer loyalty, we piloted an enhanced FLX program in Canada. This re-imagined membership program is resonating with a broader range of our customers and driving lift. We are excited to roll out this program to the rest of North America in 2024, and globally in 2025.



▶ **BEST-IN-CLASS OMNI.** We saw meaningful gains in our digital penetration in 2023, which reached 17.2% of sales, compared to 16.3% in 2022, after adjusting for the wind-down of our digital-only banner, Eastbay, in 2022. Our momentum was driven by meaningful improvements to our sites' customer experience, including enhanced search capability, site navigation, filtering, product recommendations, and cart and checkout optimizations, among others. While we are still in the early innings of our digital transformation, we continue to target 25% digital penetration by 2026. We are confident we will further build on our progress in 2024, including the launch of our new and refreshed mobile Foot Locker app.

IN ADDITION TO EXECUTING ON OUR STRATEGIC IMPERATIVES, WE ADVANCED KEY BUSINESS INITIATIVES IN 2023 TO HELP US RETURN TO LONGER-TERM GROWTH, INCLUDING:

▶ **SIMPLIFYING OUR OPERATIONS.** We made significant progress simplifying our operations to enhance our focus on our core banners and regions. This included exiting the Sidestep banner in Europe; exiting the Macau and Hong Kong markets; and converting our owned stores in Singapore and Malaysia to a license model. We also exited atmos from the United States, with the closure of three stores and its website, to align our focus on driving the brand's future growth in its core Japanese market. Finally, we made changes to our merchandising and finance organizations to drive greater connectivity across our banners.

▶ **LEANING INTO OUR BASKETBALL LEADERSHIP.** In November, we were pleased to announce that Foot Locker and the National Basketball Association (NBA) entered into a multi-year partnership under which Foot Locker will serve as an official league marketing partner in the United States. This collaboration, which builds on a partnership dating back to 1999, will enable Foot Locker to meaningfully engage with fans throughout the NBA season, while celebrating the intersection of basketball and sneaker culture. We are also excited about the ongoing rollout of our new, multi-branded, basketball-focused experience — Home Court — in select stores to bring the excitement and passion of the sport to our customers. We are well-positioned to continue our basketball momentum into 2024 and beyond.

FINANCIAL HIGHLIGHTS

	2019	2020	2021	2022	**2023**
Sales**	$ 8,005	$ 7,548	$ 8,958	$ 8,747	**$ 8,154**
Sales per Gross Square Foot	$ 510	$ 417	$ 540	$ 548	**$ 510**
Adjusted EBIT**	$ 722	$ 428	$ 1,049	$ 692	**$ 214**
Adjusted EBIT Margin	9.0%	5.7%	11.7%	7.9%	**2.6%**
Adjusted Net Income**	$ 538	$ 296	$ 755	$ 473	**$ 134**
Adjusted Net Income Margin	6.7%	3.9%	8.4%	5.4%	**1.6%**
Adjusted Diluted EPS	$ 4.93	$ 2.81	$ 7.27	$ 4.95	**$ 1.42**
Return on Invested Capital	12.5%	8.6%	16.4%	9.2%	**3.8%**

* Results in this table and throughout pages 1 through 8 refer to non-GAAP, adjusted figures.
  See pages 19-21 of Form 10-K for the reconciliation of GAAP to non-GAAP adjusted results.

** In Millions

TOTAL SALES in billions



EARNINGS PER SHARE
adjusted diluted EPS (non-GAAP)



SALES PER SQUARE FOOT



RETURN ON INVESTED CAPITAL %





The focus of 2023 being a transition and investment year for the Company is reflected in our results. As we navigated shifting Nike allocations and the dynamic consumer environment, combined with being in the early stages of implementing our Lace Up Plan, total sales decreased 6.8% in 2023 (or 7.0% excluding foreign exchange fluctuations). Overall comparable-store sales declined 6.7% for the year. Notably, declines were concentrated in the first half of the year: We registered sequential improvements in the back-half and finished the year on a high note, including comparable stores sales down 0.7% and ahead of plan in the fourth quarter.

In North America, Foot Locker and Kids Foot Locker sales for the year were down slightly, although sales rose for both in the fourth quarter. Champs Sports sales fell over 20% as the banner experienced the largest impacts of the changes in Nike allocation, while also working to reposition the banner towards more of an active athlete consumer. Finally, WSS continued to grow stores by over 20%. By region, EMEA and APAC saw sales flat to down slightly, reflecting some regional macroeconomic pressures.

Against this backdrop, we leaned into higher promotions to support our top line and manage our inventory levels. As a result, our gross margin declined by 420 basis points. We de-levered SG&A by 90 basis points as wage and technology investments more than offset ongoing progress against our cost optimization program. Adjusted EBIT margins fell to 2.6% in 2023, from 7.9% in 2022. Earnings on an adjusted basis were $1.42 per share, down from $4.95 per share in 2022.

Into 2024, we have tremendous confidence in our Lace Up Plan and continue to see strong proof points that our strategies are resonating. We are making important progress in strengthening our brand partnerships, increasing customer engagement, transforming our real estate footprint, and driving growth in digital. This year, we will continue to achieve important milestones in our Lace Up Plan, including the rollout of our enhanced loyalty program across the remainder of North America and the launch of our new mobile app. Looking ahead, as our strategic imperatives build momentum, we are well positioned for sales and margin recapture longer-term and target an 8.5%-9% EBIT margin by 2028.

"Looking ahead, as our Lace Up Plan imperatives build momentum, we are well positioned for sales and margin recapture longer-term."



Building Our Team for the Future

We continued to strengthen our executive leadership team in 2023, with a focus on creating a team that has leaders that represent the best of Foot Locker and industry expertise combined with leaders that bring new capabilities and perspectives to Foot Locker, Inc. Joining our **EVP and Chief Commercial Officer, Frank Bracken**, and our **EVP and Chief Operations Officer, Elliott Rodgers**, the team represents the ideal combination of functional expertise, enterprise thinking, and collaboration required to meet customer expectations in a rapidly changing retail environment.

KEY HIRES AND APPOINTMENTS DURING THE YEAR INCLUDED:

▶ **MIKE BAUGHN JOINED US AS EVP AND CHIEF FINANCIAL OFFICER,** bringing over 15 years of retail finance experience;

▶ **JENNIFER KRAFT JOINED US AS EVP AND GENERAL COUNSEL** with more than 25 years of legal and public company experience;

▶ **KRISTIN BAUER JOINED US AS SVP AND CHIEF SUPPLY CHAIN OFFICER,** bringing two decades of experience developing and implementing omnichannel retail strategies;

▶ **ADRIAN BUTLER JOINED US AS SVP AND CHIEF TECHNOLOGY OFFICER,** bringing more than 20 years of information technology experience in the consumer sector;

▶ **BLANCA GONZALEZ JOINED US AS SVP AND GENERAL MANAGER OF WSS,** bringing more than 20 years of category leadership experience across marketing, merchandising, and sales;

▶ **BRYON MILBURN WAS NAMED SVP AND CHIEF MERCHANDISING OFFICER,** bringing to the role industry experience in operations, buying, and as a general manager with over 35 years at Foot Locker, Inc.;

▶ **KIM WALDMANN JOINED US AS SVP AND CHIEF CUSTOMER OFFICER,** bringing more than 10 years of digital and marketing experience in retail;

▶ In 2024, we welcomed **CINDY CARLISLE AS OUR NEW EVP AND CHIEF HUMAN RESOURCES OFFICER,** with more than 24 years of experience as an accomplished HR professional.










Foot Locker
Foundation, Inc.











Community and Social Responsibility are Core to our Culture, Vision, and Mission.

Community and social responsibility are deeply embedded in our culture, mission, and vision. For the communities in which we operate, we support educational and economic development programs, including through the Foot Locker Foundation and investments in the Black community through the Leading Education & Economic Development (LEED) initiative. Through these endeavors, we commit to empowering our team members and our communities.

Through our LEED Initiative, we've committed to investing $200 million to enhance the lives of our team members and the communities we serve through education and economic development. This includes empowering entrepreneurs and designers; investing in venture capital firms, and providing grants in under-resourced communities, as well as supporting our team members through education and career development opportunities. LEED has achieved more than $150 million in economic and educational impact, as measured at the end of 2023.

We embrace diversity and are proud of our commitment to drive an inclusive culture. We are proud that 88% of our U.S. team members are POC, 49% of our global team members are women, and 67% of my executive leadership team are diverse. In 2023, we focused on elevating our team member experience and investing in our people by increasing pay for more than 8,000 store team members and providing competitive benefits.

Each year, the Company publishes an Impact Report. The Impact Report provides details on our global responsible business strategy which is focused on four pillars: Leveraging the Power of Our People and Communities, Strengthening the Sustainability of Our Supply Chain, Managing and Reducing Our Environmental Impacts, and Operating Ethically and Transparently. We are fully committed to building on our progress over time and strengthening our vision for a more sustainable world. For additional information regarding our responsible business efforts, see our Impact Report, which is available at **investors.footlocker-inc.com/impactreport**.

COMMUNITY AND SOCIAL RESPONSIBILITY ARE DEEPLY EMBEDDED IN OUR CULTURE, MISSION, AND VISION.





THE HEART OF SNEAKERS

Thank You

I thank you — our shareholders — for your ongoing support. I also thank our Board of Directors for their expertise, guidance, and support, and our 45,000 team members for their hard work and passion for serving our customers.

I am excited to continue unlocking the inner sneakerhead in all of us in 2024 and beyond.

Mary N. Dillon

MARY N. DILLON
(she/her/hers)
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File No. 1-10299

FOOT LOCKER, INC.
(Exact name of registrant as specified in its charter)

New York	**13-3513936**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
330 West 34th Street, New York, New York	**10001**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (212) 720-3700
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.01	FL	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The number of shares of the registrant's Common Stock, par value $0.01 per share, outstanding as of March 21, 2024:	94,494,579
The aggregate market value of voting stock held by non-affiliates of the registrant computed by reference to the closing price as of the last business day of the Registrant's most recently completed second fiscal quarter, July 29, 2023 was approximately:	$1,284,060,971*

* For purposes of this calculation only (a) all non-employee directors plus six executive officers and owners of 5% or more of the registrant are deemed to be affiliates of the registrant, and (b) shares deemed to be "held" by such persons include only outstanding shares of the registrant's voting stock with respect to which such persons had, on such date, voting or investment power.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement (the "Proxy Statement") to be filed in connection with the Annual Meeting of Shareholders to be held on May 21, 2024: Parts III and IV.

(THIS PAGE INTENTIONALLY LEFT BLANK)

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks," "continues," "feels," "forecasts," or words of similar meaning, or future or conditional verbs, such as "will," "should," "could," "may," "aims," "intends," or "projects." Statements may be forward looking even in the absence of these particular words.

Examples of forward-looking statements include, but are not limited to, statements regarding our financial position, business strategy and other plans and objectives for our future operations, and generation of free cash flow. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. The forward-looking statements contained herein are largely based on our expectations for the future, which reflect certain estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions, operating trends, and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. As such, management's assumptions about future events may prove to be inaccurate.

We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events, changes in circumstances, or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. Management cautions you that the forward-looking statements contained herein are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to, a change in the relationship with any of our key suppliers, including access to premium products, volume discounts, cooperative advertising, markdown allowances, or the ability to cancel orders or return merchandise; inventory management; our ability to fund our planned capital investments; execution of the Company's long-term strategic plan; a recession, volatility in the financial markets, and other global economic factors, including inflation; capital and resource allocation among our strategic opportunities; our ability to realize the expected benefits from acquisitions; business opportunities and expansion; investments; expenses; dividends; share repurchases; cash management; liquidity; cash flow from operations; access to credit markets at competitive terms; borrowing capacity under our credit facility; cash repatriation; supply chain issues; labor shortages and wage pressures; consumer spending levels; licensed store arrangements; the effect of certain governmental assistance programs; the success of our marketing and sponsorship arrangements; expectations regarding increasing global taxes; the effect of increased government regulation, compliance, and changes in law; the effect of the adverse outcome of any material litigation or government investigation that affects us or our industry generally; the effects of weather; ESG risks; increased competition; geopolitical events; the financial effects of accounting regulations and critical accounting policies; counterparty risks; and any other factors set forth in the section entitled "Risk Factors" of our most recent Annual Report on Form 10-K.

All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. You should not place undue reliance on forward-looking statements, which speak to our views only as of the date of this filing. Additional risks and uncertainties that we do not presently know about or that we currently consider to be insignificant may also affect our business operations and financial performance.

Please refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K for a discussion of certain risks relating to our business and any investment in our securities. Given these risks and uncertainties, you should not rely on forward-looking statements as predictions of actual results. Any or all of the forward-looking statements contained in this report, or any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise

PART I
Item 1. Business

General

Foot Locker, Inc., incorporated under the laws of the State of New York in 1989. Foot Locker, Inc. and its subsidiaries hereafter are referred to as the "Registrant," "Company," "we," "our," or "us." Foot Locker, Inc. has its corporate headquarters in New York.

Foot Locker, Inc. is a leading footwear and apparel retailer that unlocks the "inner sneakerhead" in all of us. As of February 3, 2024, we operated 2,523 stores in 26 countries across North America, Europe, Australia, New Zealand, and Asia, and a licensed store presence in the Middle East and Asia. Foot Locker, Inc. has a strong history of sneaker authority that sparks discovery and ignites the power of sneaker culture through its portfolio of brands, including Foot Locker, Kids Foot Locker, Champs Sports, WSS, and atmos.

Ensuring that our customers can engage with us in the most convenient manner for them whether in our stores, on our websites, or on our mobile applications, is a high priority for us. We use our omni-channel capabilities to bridge the digital world and physical stores, including order-in-store, buy online and pickup-in-store, and buy online and ship-from-store, as well as e-commerce. We operate websites and mobile apps aligned with the brand names of our store banners. These sites offer our largest product selections and provide a seamless link between our e-commerce experience and physical stores.

The service marks, tradenames, and trademarks appearing in this report (except for Nike, Jordan, adidas, and New Balance) are owned by Foot Locker, Inc. or its subsidiaries.

Store and Operations Profile

	January 28, 2023	Opened	Closed	February 3, 2024	Relocations/ Remodels	Square Footage (in thousands) Selling	Gross
Foot Locker U.S.	747	7	31	723	50	2,401	4,080
Foot Locker Canada	86	1	2	85	6	259	426
Champs Sports	486	1	83	404	14	1,539	2,421
Kids Foot Locker	394	11	15	390	23	780	1,304
WSS	115	28	2	141	—	1,458	1,757
Footaction	2	—	1	1	—	3	6
North America	1,830	48	134	1,744	93	6,440	9,994
Foot Locker Europe[1]	644	25	32	637	30	1,208	2,470
Sidestep	78	—	78	—	—	—	—
EMEA	722	25	110	637	30	1,208	2,470
Foot Locker Pacific	94	5	1	98	13	243	366
Foot Locker Asia	33	—	20	13	—	52	98
atmos	35	1	5	31	—	28	48
Asia Pacific	162	6	26	142	13	323	512
Total owned stores	2,714	79	270	2,523	136	7,971	12,976
Licensed stores	159	56	13	202			
Grand Total	2,873	135	283	2,725			

(1)   Includes 16 and 13 Kids Foot Locker Stores as of January 28, 2023 and February 3, 2024, respectively.

As part of our Lace Up strategic plan, we aim to draw customers to our compelling new store concepts and build our off-mall portfolio to be the destination for all things sneakers. As of February 3, 2024, we operate 242 "Community," "House of Play," and "Power Stores" across our banners and geographies. Community stores are off-mall stores in the heart of the community that focus on creating authentic trust with local consumers and provide elevated shopping experiences with community spaces. Kids Foot Locker's House of Play concepts are rooted in play by offering a kids-first experience, including interactive playscapes, engaging activity areas, and the best styles for kids of all ages. Our Power Stores provide an elevated, seamless, and convenient shopping journey for the full family. Community, House of Play, and Power Stores provide pinnacle retail experiences that deliver connected customer interactions through service, experience, product, and a sense of community. As of February 3, 2024 and January 28, 2023, off-mall stores represented 39% and 34% of gross square footage in North America, respectively.

The following is a brief description of each of our banners:

Foot Locker — Foot Locker, celebrating its 50th year in 2024, is a leading global brand at the "heart of sneakers." Our iconic "striper" store associates invite everyone to be part of sneaker culture by curating new, exclusive and freshly picked sneakers and apparel from leading global brands such as Nike, Jordan, adidas, and New Balance, as well as new and emerging brands in the athletic and lifestyle space. We connect emotionally with our consumers through a combination of global brand events, highly targeted and personalized experiences in local markets, and through our social and digital channels. The new Home Court store concept serves as the ultimate expression of Foot Locker's ambitions around basketball, with 29 stores primarily in North America. Foot Locker's 1,543 stores are located in 25 countries including 723 in the United States, Puerto Rico, U.S. Virgin Islands, and Guam, 85 in Canada, 624 in Europe, a combined 98 in Australia and New Zealand, and 13 in Asia. Our domestic stores have an average of 3,300 selling square feet and our international stores have an average of 2,100 selling square feet.

Kids Foot Locker — Kids Foot Locker offers a large selection of premium brand-name athletic footwear, apparel, and accessories for children. Kids Foot Locker enables youth of all ages to participate in sneaker culture and helps their parents shop in a curated environment with only the best assortment in stores and online. We drive a sense of community in local markets through our "House of Play" community store concept, which connects with kids, parents, and caregivers through the power of play, offering experiences and products that celebrate the wonder and fun of childhood. Of our 390 North America stores, 375 are located in the United States, and Puerto Rico, and 15 in Canada. There are an additional 13 stores in Europe. These stores have an average of 2,000 selling square feet.

Champs Sports — Champs Sports is a primarily mall-based specialty athletic footwear and apparel retailer in North America focused on serving the active athlete segment that is highly connected to sport and inspired by what is worn in the game and on the field. Champs Sports is our lead banner for apparel, driving more head-to-toe offerings for the consumer shopping for their performance and sports style. Of our 404 stores, 375 are located in the United States, Puerto Rico, and the U.S. Virgin Islands and 29 in Canada. The Champs Sports stores have an average of 3,800 selling square feet.

WSS — Acquired in 2021, WSS is an athletic-inspired retailer focused on the large and rapidly growing Hispanic consumer demographic, operating a fleet of 141 off-mall stores in key markets across California, Texas, Arizona, Florida, and Nevada. WSS's community-driven business benefits from deep relationships with customers. WSS stores have an average of 10,300 selling square feet.

atmos — Acquired in 2021, atmos is a digitally-led, culturally-connected global brand featuring premium sneakers and apparel, an exclusive in-house label, collaborative relationships with leading vendors in the sneaker ecosystem, experiential stores, and a robust omni-channel platform. atmos operates 31 stores in Japan, with an average of 900 selling square feet. The brand is also licensed to various entities in Asia.

Competition

The athletic footwear and apparel industry is highly competitive. We compete primarily with athletic footwear specialty stores, sporting goods stores, department stores, traditional shoe stores, mass merchandisers, and online retailers, some of which are our suppliers.

Merchandise Purchases

Financial information concerning merchandise purchases is contained under the "Liquidity" section in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and under the "Business Risk" section in the *Financial Instruments and Risk Management* note in "Item 8. Consolidated Financial Statements and Supplementary Data."

Human Capital

We believe that our team members are one of our strongest competitive advantages and the high-quality service that they provide sets us apart from others in our industry. We had 14,335 full-time and 32,511 part-time employees as of February 3, 2024, and we consider employee relations to be satisfactory. Our Board of Directors, through the Human Capital and Compensation Committee, oversees human capital and management resources matters.

We believe the strength of our workforce is a significant contributor to our success as a global brand that leads with purpose. Our people strategy includes actions surrounding "Uniting our Communities of Talent" around the world to achieve focus and drive results as a more agile and dynamic organization. For example, we seek to be a great place to work by cultivating and celebrating a culture that promotes diversity, inclusion, and belonging (DIBs). By following our DIBs strategy as part of our people processes, we are able to attract, select, hire, grow, develop, promote, and retain valued team members with diverse backgrounds, perspectives, and experiences. We are relentless in creating a work environment that celebrates the differences that make us even stronger. In addition, our "*Live Well. Work Well*." framework enables us to provide support and resources for a variety of needs to help our team members reach their full potential. We provide career growth and professional development through formal learning and on-the-job experiences to advance our team members' capabilities, confidence, and contributions.

Our compensation program is designed to attract, retain, and reward talented individuals who possess the skills necessary to lead and support our business objectives, achieve our strategic goals, and create long-term value for our shareholders. We offer competitive compensation (including salary, incentive bonus, and equity) and benefits packages to eligible team members in each of our locations around the globe. Our compensation and benefits programs are designed to support the financial, mental, and physical well-being of our team members and their families. We believe in paying team members equitably, regardless of gender, race, or ethnicity, and we regularly review pay data to confirm we are doing so.

Available Information

We maintain a corporate website at *www.footlocker.com/corp*. Our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge through this website as soon as reasonably practicable after they are filed with or furnished to the SEC. The Corporate Governance section of our corporate website contains our Corporate Governance Guidelines, Committee Charters, and the Code of Business Conduct for directors, officers, and employees, including the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. Copies of these documents may also be obtained free of charge upon written request to our Corporate Secretary at 330 West 34th Street, New York, NY 10001.

Item 1A. Risk Factors

<u>Risks Related to Our Business and Industry</u>

Our inability to implement our long-range strategic plan may adversely affect our future results.

Our ability to successfully implement and execute our long-range strategic plan is dependent on many factors. Our strategies may require significant capital investment and management attention. Additionally, any new initiative is subject to certain risks, including customer acceptance of our products and renovated store designs or locations, our loyalty program, our digital e-commerce, competition, product differentiation, the ability to attract and retain qualified personnel, and our ability to successfully integrate our acquisitions and implement technological initiatives. If we cannot successfully execute our strategic growth initiatives or if the long-range plan does not adequately address the challenges or opportunities we face, our financial condition and results of operations may be adversely affected. Additionally, failure to meet shareholder expectations, particularly with respect to sales, supplier diversification, cost-cutting programs, operating margins, and earnings per share, would likely result in volatility in the market value of our stock.

The retail athletic footwear and apparel business is highly competitive.

Our athletic footwear and apparel operations compete primarily with athletic footwear specialty stores, sporting goods stores, department stores, traditional shoe stores, mass merchandisers, and online retailers, as well as our merchandise vendor suppliers direct-to-customers channels. Although we sell an increasing proportion of our merchandise online, a significantly faster shift in customer buying patterns to purchasing athletic footwear, athletic apparel, and sporting goods online could have a material adverse effect on our business results. In addition, all of our significant suppliers operate retail stores and distribute products directly through the internet and others may follow. Should this continue to occur or accelerate, and if our customers decide to purchase directly from our suppliers, it could have a material adverse effect on our business, financial condition, and results of operations.

The principal competitive factors in our markets are selection of merchandise, customer experience, reputation, store location, advertising, and price. We cannot assure that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors, and entry of new competitors or expansion of existing competitors into our markets, could have a material adverse effect on our business, financial condition, and results of operations.

A change in the relationship with any of our key suppliers or the unavailability of key products at competitive prices could affect our financial health.

Our business is dependent to a significant degree upon our ability to obtain premium products and the ability to purchase brand-name merchandise at competitive prices, from a limited number of suppliers. In addition, we have negotiated volume discounts, cooperative advertising, and markdown allowances with our suppliers, as well as the ability to cancel orders and return excess or unneeded merchandise. We cannot be certain that such terms with our suppliers will continue in the future.

We purchased 84% of our merchandise in 2023 from our top five suppliers and we expect to continue to obtain a significant percentage of our athletic product from these suppliers in future periods. Approximately 65% of all merchandise purchased in 2023 was purchased from one supplier — Nike, Inc. ("Nike"). Each of our banners is highly dependent on Nike. Merchandise that is high profile and in high demand is allocated by our suppliers based upon their own criteria. We cannot be certain that our suppliers will allocate sufficient amounts to us in the future or whether our suppliers will choose to further sell such merchandise through their own direct-to-customers channel.

Our inability to obtain merchandise in a timely manner from major suppliers as a result of business decisions by our suppliers, or any disruption in the supply chain, could have a material adverse effect on our business, financial condition, and results of operations. Because of the high proportion of purchases from Nike, any adverse development in Nike's reputation, financial condition or results of operations, or the inability of Nike to develop and manufacture products that appeal to our target customers could also have an adverse effect on our business, financial condition, and results of operations. We cannot be certain that we will be able to acquire merchandise at competitive prices or on competitive terms in the future. These risks could have a material adverse effect on our business, financial condition, and results of operations.

The industry in which we operate is dependent upon fashion trends, customer preferences, product innovations, and other fashion-related factors.

The athletic footwear and apparel industry, especially at the premium end of the price spectrum, in which we operate, is subject to changing fashion trends and customer preferences. In addition, retailers in the athletic industry rely on their suppliers to maintain innovation in the products they develop. We cannot guarantee that our merchandise selection will accurately reflect customer preferences when it is offered for sale or that we will be able to identify and respond quickly to fashion changes, particularly given the long lead times for ordering much of our merchandise from suppliers. A substantial portion of our highest margin sales are to young males (ages 12–25), many of whom we believe purchase athletic footwear and athletic apparel as a fashion statement and are frequent purchasers. Our failure to anticipate, identify or react appropriately in a timely manner to changes in fashion trends that would make athletic footwear or athletic apparel less attractive to our customers could have a material adverse effect on our business, financial condition, and results of operations.

If we do not successfully manage our inventory levels, our operating results will be adversely affected.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must guard against accumulating excess inventory. For example, we order most of our footwear four to six months prior to delivery to us. If we fail to anticipate accurately either the market for the merchandise or our customers' purchasing habits, we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory, which could negatively affect our gross margins and have a material adverse effect on our business, financial condition, and results of operations.

We have key strategic initiatives designed to optimize our inventory levels and increase the efficiency and responsiveness of our supply chain. We are also developing additional capabilities to analyze customer behavior and demand, which we believe will allow us to better localize assortment and improve store-level allocations to further tailor our assortments to customer needs and increase sell-through. Further, we are leveraging technology and data science to optimize our product-to-market processes and supply chain which we anticipate will enhance our in-season responsiveness. These initiatives and additional capabilities involve significant changes to our inventory management systems and processes. If we are unable to implement these initiatives, integrate these additional capabilities successfully, or properly utilize them, we may not realize the return on our investments that we anticipate, and our results of operations could be adversely affected.

We are affected by mall traffic and our ability to secure suitable store locations, both in malls and off-malls.

Many of our stores, especially in North America where 39% of our locations are off-mall, are located primarily in enclosed regional and neighborhood malls. Our sales are affected, in part, by the volume of mall traffic. Mall traffic may be adversely affected by, among other factors, economic downturns, the closing or continued decline of anchor department stores and/or specialty stores, and a decline in the popularity of mall shopping among our target customers. One of our strategic imperatives is to further increase the penetration of our North American fleet of off-mall locations to 50%.

Further, any terrorist act, natural disaster, public health issue, including pandemics, or safety concern that decreases the level of mall traffic, or that affects our ability to open and operate stores in such locations, could have a material adverse effect on our business.

To take advantage of customer traffic and the shopping preferences of our customers, we need to maintain or acquire stores in desirable locations, such as in regional and neighborhood malls, as well as high-traffic urban retail areas and high streets. We cannot be certain that desirable locations will continue to be available at favorable rates. Some traditional enclosed malls are experiencing significantly lower levels of customer traffic, driven by economic conditions, public health issues, the closure of certain mall anchor tenants, and changes in customer shopping preferences, such as online shopping. Further, some malls have closed, and others may close in the future. While we seek to obtain suitable locations off-mall, there is no guarantee that we will be able to secure such locations.

Several large landlords dominate the ownership of prime malls and because of our dependence upon these landlords for a substantial number of our locations, any significant erosion of their financial condition or our relationships with them could negatively affect our ability to obtain and retain store locations. Additionally, further landlord consolidation may negatively affect our ability to negotiate favorable lease terms.

Our future growth may depend on our ability to expand operations in international markets, including through licensed arrangements.

Our future growth will depend, in part, on our ability to expand our business in additional international markets. As we expand into new international markets, we may have only limited experience in operating our business in such markets. In other instances, we may have to rely on the efforts and abilities of foreign business partners in such markets, such as through licensing agreements. In addition, business practices in these new international markets may be unlike those in the other markets we serve, and we may face increased exposure to certain risks. Our future growth may be materially adversely affected if we are unsuccessful in our international expansion efforts. Our inability to expand in international markets could have a material adverse effect on our business.

We may experience fluctuations in, and cyclicality of, our comparable-store sales results.

Our comparable-store sales have fluctuated significantly in the past, on both an annual and a quarterly basis, and we expect them to continue to fluctuate in the future. A variety of factors affect our comparable-store sales results, including, among others, fashion trends, product innovation, promotional events, the highly competitive retail sales environment, economic conditions, timing of income tax refunds, changes in our merchandise mix, calendar shifts of holiday periods, declines in foot traffic, supply chain disruptions, and weather conditions. Many of our products represent discretionary purchases. Accordingly, customer demand for these products could decline in an economic downturn or if our customers develop other priorities for their discretionary spending. These risks could have a material adverse effect on our business, financial condition, and results of operations.

The effects of natural disasters, terrorism, acts of war, acts of violence, and public health issues may adversely affect our business.

Natural disasters, including earthquakes, hurricanes, floods, and tornadoes may affect store and distribution center operations. In addition, acts of terrorism, acts of war, and military action both in the United States and abroad can have a significant effect on economic conditions and may negatively affect our ability to purchase merchandise from suppliers for sale to our customers. Any act of violence, including active shooter situations and terrorist activities, that are targeted at or threatened against shopping malls, our stores, offices or distribution centers, could result in restricted access to our stores and/or store closures in the short-term and, in the long-term, may cause our customers and employees to avoid visiting our stores. The ongoing conflicts in Ukraine and the Middle East may lead to disruption in the global supply chain, rising fuel costs, or cybersecurity risks, and economic instability generally, any of which could materially and adversely affect our business and results of operations.

Public health issues, including pandemics, whether occurring in the United States or abroad, could disrupt our operations and result in a significant part of our workforce being unable to operate or maintain our infrastructure or perform other tasks necessary to conduct our business. Additionally, public health issues may disrupt, or have an adverse effect on, our suppliers' operations, our operations, our customers, or result in significantly lower traffic to or closure of our stores, or customer demand. Our ability to mitigate the adverse effect of these events depends, in part, upon the effectiveness of our disaster preparedness and response planning as well as business continuity planning. However, we cannot be certain that our plans will be adequate or implemented properly in the event of an actual disaster.

Any significant declines in public safety or uncertainties regarding future economic prospects that affect customer spending habits could have a material adverse effect on customer purchases of our products. We may be required to suspend operations in some or all of our locations and incur significant costs to remediate concerns which could have a material adverse effect on our business, financial condition, and results of operations.

Social unrest, including riots, vandalism, and other crimes and acts of violence, may affect the markets in which we operate, our customers, delivery of our products and customer service, and could have a material adverse effect on our business, results of operations, or financial condition.

Our business may be adversely affected by instability, disruption, or destruction, regardless of cause, including riots, civil insurrection or social unrest, and manmade disasters or crimes. Such events may result in property damage and loss and may also cause customers to suspend their decisions to shop in our stores, interrupt our supply chain, and cause restrictions, postponements, and cancellations of events that attract large crowds and public gatherings, such as store marketing events. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may adversely affect our business, financial condition, or operating results.

Risk of loss or theft of assets, including inventory shrinkage, is inherent in the retail business. Loss may be caused by error or misconduct of employees, customers, vendors or other third parties including through organized retail crime and professional theft. While some level of inventory shrinkage is unavoidable, if we were to experience higher rates of inventory shrinkage, or if we were unable to effectively reduce losses or theft of assets, our results of operations could be affected adversely.

Our business could be materially harmed if we fail to adequately integrate the operations of the businesses we have acquired, or may acquire.

We have recently made, and may continue to make, acquisitions in the future based on available opportunities in the market. Acquisitions involve numerous inherent challenges, such as properly evaluating acquisition opportunities, properly evaluating risks and other diligence matters, ensuring adequate capital availability, and balancing other resource constraints. There are risks and uncertainties related to acquisitions, including difficulties integrating operations, personnel, and financial and other systems; unrealized sales expectations from the acquired business; unrealized synergies and cost savings; unknown or underestimated liabilities; diversion of management attention from running our existing businesses; and potential loss of key management or customers of the acquired business.

Risks Related to Technology, Data Security, and Privacy

We are subject to technology risks, including failures, security breaches, and cybersecurity risks that could harm our business, damage our reputation, and increase our costs in an effort to protect against these risks.

Information technology is a critical part of our business operations. We depend on information systems to process transactions, analyze customer behaviors through our loyalty program, make operational decisions, manage inventory, operate our websites, purchase, sell and ship goods on a timely basis, and maintain cost-efficient operations. There is a risk that we could experience a business interruption, theft of information, or reputational damage as a result of a cyber-attack, such as an infiltration of a data center or data leakage of confidential information, either internally or through our third-party providers.

We may experience operational problems with our information systems as a result of system failures, system implementation issues, viruses, malicious hackers, sabotage, or other causes. We invest in security technology to protect the data stored by us, including our data and business processes, against the risk of data security breaches and cyber-attacks. Our data security management program includes enforcement of standard data protection policies such as Payment Card Industry compliance and other regulatory requirements. Additionally, we evaluate our major technology suppliers and any outsourced services through accepted security assessment measures. We maintain and routinely test backup systems and disaster recovery, along with external network security penetration testing by an independent third party as part of our business continuity preparedness.

While we believe that our security technology and processes follow appropriate practices in the prevention of security breaches and the mitigation of cybersecurity risks, given the ever-increasing abilities of those intent on breaching cybersecurity measures and given the necessity of our reliance on the security procedures of third-party vendors, the total security effort at any point in time may not be completely effective.

Failure of our systems, either internally or at our third-party providers, including failures due to cyber-attacks that would prevent the ability of systems to function as intended, could cause transaction errors, loss of customers and sales, and negative consequences to us, our employees, and those with whom we do business. A cyberattack on a communications network or power grid could cause operational disruption resulting in loss of revenues. Any security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential information by us could also severely damage our reputation, expose us to the risks of litigation and liability, increase operating costs associated with remediation, and harm our business. While we carry insurance that would mitigate losses in connection with security breaches and cyber incidents, insurance may be insufficient to compensate us fully for potentially significant losses.

On July 26, 2023, the SEC adopted a final rule on cybersecurity risk management, strategy, governance, and incident disclosure (the "SEC Cyber Rule"). The SEC Cyber Rule requires public companies to make current disclosures about material cybersecurity incidents, as well as annual disclosures of material information about their cybersecurity risk management, strategy, and governance. The SEC Cyber Rule became effective on September 5, 2023. New data security laws add additional complexity, requirements, restrictions and potential legal risk, and compliance programs may require additional investment in resources, and could affect strategies and availability of previously useful data.

Risks associated with digital operations.

Our digital operations are subject to numerous risks, including risks related to the failure of the computer systems that operate our websites, mobile sites, and apps and their related support systems, computer viruses, cybersecurity risks, telecommunications or power failures, denial of service attacks, bot attacks, and similar disruptions. Also, to sustain, keep current, or grow our digital commerce business we will need to make additional investments. Risks related to digital commerce include those associated with credit card fraud, the need to keep pace with rapid technological change, governmental regulation, and legal uncertainties with respect to internet regulatory compliance. If any of these risks materialize, it could have a material adverse effect on our business.

Our inability to successfully manage the implementation of a new Enterprise Resource Planning ("ERP") system may adversely affect our business and results of operations or the effectiveness of our internal controls over financial reporting.

We are currently in the preliminary states of implementing a new ERP system, as part of a plan to integrate and upgrade our systems and processes. This initiative includes a fully-integrated global accounting, operations, and finance enterprise resource planning system. It will also include warehouse management, order management, as well as various interfaces between these systems, and supporting back-office systems. Additional implementation activities are expected to continue in phases over the next few years. ERP implementations are complex, labor intensive, and time-consuming projects, which also involve substantial expenditures on system software and implementation activities. The ERP system is critical to our ability to provide important information to our management, obtain, and deliver products, provide services and customer support, accurately maintain books and records, provide accurate, timely and reliable reports on our financial and operating results, and otherwise operate our business. ERP implementations also require transformation of business and financial processes in order to reap the benefits of the ERP system. Any such implementation involves risks inherent in the conversion to a new computer system, including loss of information and potential disruption to our normal operations. The implementation and maintenance of the new ERP system has required, and will continue to require, the investment of significant financial and human resources, the re-engineering of processes of our business, and the attention of many employees who would otherwise be focused on other aspects of our business. Our results of operations could be adversely affected if we experience time delays or cost overruns during the ERP implementation process, or if we are unable to reap the benefits we expect from the ERP system. Any material deficiencies in the design and implementation of the new ERP system could also result in potentially materially higher costs and could adversely affect our ability to operate our business and otherwise negatively affect our financial reporting and the effectiveness of our internal control over financial reporting. Any of these consequences could have a material adverse effect on our results of operations and financial condition.

The technology enablement of omni-channel initiatives in our business is complex.

We continue to invest in initiatives designed to deliver a high-quality, coordinated shopping experience online, in stores, and on mobile devices, which requires substantial investment in technology, information systems, and employee training, as well as significant management time and resources. Our omni-channel retailing efforts include the integration and implementation of new technology, including technology and software associated with our ERP implementation, and processes to be able to fulfill orders from any point within our system of stores and distribution centers, which is extremely complex and may not meet customer expectations for timely and accurate deliveries. These efforts involve substantial risk, including risk of implementation delays, cost overruns, technology interruptions, supply and distribution delays, and other issues that can affect the successful implementation and operation of our omni-channel initiatives. If our omni-channel initiatives are not successful we may not be able to provide a relevant shopping experience, or we may not realize the return on our omni-channel investments that we anticipate, our financial performance and future growth could be materially adversely affected.

Privacy and data security concerns and regulation could result in additional costs and liabilities.

The protection of customer, employee, and Company data is critical. The regulatory environment surrounding privacy is demanding, with the frequent imposition of new and changing requirements. In addition, customers have a high expectation that we will adequately protect their personal information. Any actual or perceived misappropriation, breach or misuse involving this data could cause our customers to lose confidence in our ability to protect their data, which may cause them to potentially stop shopping with us or joining our loyalty program, attract negative media attention, cause harm to our reputation or result in liability (including but not limited to fines, penalties or lawsuits), any of which could have a material adverse effect on our business, operational results, financial position, and cash flows.

Regulatory scrutiny of privacy, user data protection, use of data and data collection is increasing on a global basis and regulations will likely continue to evolve over time. We are subject to numerous laws and regulations in the U.S. and internationally designed to protect the information of clients, customers, employees, and other third parties that we collect and maintain, including the European Union General Data Protection Regulation (the "EUGDPR") and the United Kingdom General Data Protection Regulation (the "UKGDPR"). Both the EUGDPR and UKGDPR, among other things, mandate requirements regarding the handling of personal data of employees and customers, including its use, protection, and the ability of persons whose data is stored to correct or delete such data about themselves. The state of California has a similar law called the California Consumer Privacy Act, recently amended and effective January 1, 2023, by the California Privacy Rights Act (as so amended, the "CCPA"). In addition to enforcement authority granted to the California Attorney General, the CCPA established the "California Privacy Protection Agency," a dedicated state agency charged with the authority to audit and enforce privacy rules, among other responsibilities, and the CCPA permits a private right of action for certain violations of law. Other U.S. states have also enacted comprehensive consumer privacy laws, and additional states may follow. We have from time to time received inquiries from governmental authorities regarding our practices. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data.

These laws pose increasingly complex and rigorous compliance challenges, which may increase our compliance costs and related risk. If we fail to comply with these laws or other similar regulations applicable to our business, we could be subject to reputational harm and significant litigation, monetary damages, regulatory enforcement actions, or fines in one or more jurisdictions. The laws and regulations relating to privacy and data security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement, sanctions, and private litigation.

Risks Related to our Supply Chain and Operations

Complications in our distribution centers and other factors affecting the distribution of merchandise may affect our business.

We operate multiple distribution centers worldwide, as well as third-party arrangements, to support our operations in the United States, Canada, England, Australia, New Zealand, and Asia.

If complications arise with any facility or third-party arrangements, or if any facility is severely damaged or destroyed, our other distribution centers may be unable to support the resulting additional distribution demands. Our distribution center capabilities may also be affected by disruptions caused by upgrades or changes to our warehouse management systems. We also may be affected by disruptions in the global transportation network caused by events including delays caused by acts of war or hostility and related military actions, port disruption, port strikes, weather conditions, work stoppages, or other labor unrest. These factors may adversely affect our ability to deliver inventory on a timely basis. We depend upon third-party carriers for shipment of merchandise. Any interruption in service by these carriers for any reason could cause disruptions in our business, a loss of sales and profits, and other material adverse effects.

Manufacturer compliance with our social compliance program requirements.

We require our independent manufacturers to comply with our policies and procedures, which cover many areas including human rights policy, labor, health and safety, and environmental standards. We monitor compliance with our policies and procedures using internal resources, as well as third-party monitoring firms. Although we monitor their compliance with these policies and procedures, we do not control the manufacturers or their practices. Any failure of our independent manufacturers to comply with our policies and procedures or local laws in the country of manufacture could disrupt the shipment of merchandise to us, force us to locate alternate manufacturing sources, reduce demand for our merchandise, or damage our reputation.

Our reliance on key management.

Future performance will depend upon our ability to attract, retain, and motivate our executive and senior management teams. Our future performance depends, to a significant extent, both upon the continued services of our current executive and senior management teams, as well as our ability to attract, hire, motivate, and retain additional qualified management in the future. We have succession plans in place and our Board of Directors reviews these succession plans. If our succession plans do not adequately cover significant and unanticipated turnover, the loss of the services of any of these individuals, or any resulting negative perceptions or reactions, could damage our reputation and our business.

Additionally, our success depends on the talents and abilities of our workforce in all areas of our business, especially personnel that can adapt to complexities and grow their skillset across the changing environment. Our ability to successfully execute our strategy depends on attracting, developing, and retaining qualified talent with diverse sets of skills, especially functional and technology specialists that directly support our strategies.

Risks associated with attracting and retaining store and field team members.

Our success depends, in part, upon our ability to attract, develop, and retain a sufficient number of qualified store and field team members. The turnover rate in the retail industry is generally high. If we are unable to attract and retain quality team members, our ability to meet our growth goals or to sustain expected levels of profitability may be compromised.

Our ability to meet our labor needs while controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation, and overtime regulations.

Risks Related to our Investments

If our long-lived tangible assets and operating lease right-of-use assets, or goodwill become impaired, we may need to record significant non-cash impairment charges.

We review our long-lived tangible assets, operating lease right-of-use assets, and goodwill when events indicate that the carrying value of such assets may be impaired. Goodwill is reviewed for impairment if impairment indicators arise and, at a minimum, annually.

Goodwill is not amortized but is subject to an impairment test, which consists of either a qualitative assessment on a reporting unit level, or a quantitative impairment test, if necessary. The determination of impairment charges is significantly affected by estimates of future operating cash flows and estimates of fair value. Our estimates of future operating cash flows are identified from our long-range strategic plans, which are based upon our experience, knowledge, and expectations; however, these estimates can be affected by factors such as our future operating results, future store profitability, and future economic conditions, all of which are difficult to predict accurately. Any significant deterioration in macroeconomic conditions could affect the fair value of our long-lived assets, operating lease right-of-use assets, and goodwill and could result in future impairment charges, which would adversely affect our results of operations.

We do not have the ability to exert control over our minority investments, and therefore, we are dependent on others in order to realize their potential benefits.

At February 3, 2024, we hold $152 million of non-controlling minority investments in various entities and we may make additional strategic minority investments in the future. Such minority investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, and compliance risks associated with the investments. Other investors in these entities may have business goals and interests that are not aligned with ours or may exercise their rights in a manner in which we do not approve. These circumstances could lead to delayed decisions or disputes and litigation with those other investors, all of which could have a material adverse impact on our reputation, business, financial condition, and results of operations.

If our investees seek additional financing to fund their growth strategies, these financing transactions may result in further dilution of our ownership stakes and these transactions may occur at lower valuations than the investment transactions through which we acquired such interests, which could significantly decrease the fair values of our investments in those entities. Additionally, if our investees are unable to obtain additional financing, those entities could need to significantly reduce their spending in order to fund their operations or result in their insolvency. These actions likely would result in reduced growth forecasts, which also could significantly decrease the fair values of our investments in those entities.

Risks Related to Shareholder Activism, Geopolitics, Regulations, Internal Controls, and Other External Risks

We may face risks associated with shareholder activism.

Publicly-traded companies are subject to campaigns by shareholders advocating corporate actions related to matters, such as corporate governance, operational practices, and strategic direction. We may become subject in the future to such shareholder activity and demands. Such activities could interfere with our ability to execute our business plans, affect our allocation of capital, disrupt relationships with our vendor partners, be costly and time-consuming, disrupt our operations, and divert the attention of management, any of which could have an adverse effect on our business or stock price.

Economic or political conditions in other countries, including fluctuations in foreign currency exchange rates and tax rates may adversely affect our operations.

A significant portion of our sales and operating income for 2023 was attributable to our operations outside of the United States. As a result, our business is subject to the risks associated with doing business outside of the United States such as local customer product preferences, political unrest, disruptions or delays in shipments, changes in economic conditions in countries in which we operate, foreign currency fluctuations, real estate costs, and labor and employment practices in non-U.S. jurisdictions that may differ significantly from those that prevail in the United States.

In addition, because our suppliers manufacture a substantial amount of our products in foreign countries, our ability to obtain sufficient quantities of merchandise on favorable terms may be affected by governmental regulations, trade restrictions, labor, and other conditions in the countries from which our suppliers obtain their product.

Fluctuations in the value of the euro and the British Pound may affect the value of our European earnings when translated into U.S. dollars. Similarly, our earnings in other jurisdictions may be affected by the value of currencies when translated into U.S. dollars. Our international subsidiaries conduct most of their business in their local currency.

Our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. Fluctuations in tax rates and duties and changes in tax legislation or regulation could have a material adverse effect on our results of operations and financial condition.

Our stock price may be volatile, and the value of our common stock has declined and may continue to decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including without limitation:

- a change in the relationship with any of our key suppliers or the unavailability of key products at competitive prices;
- actual or anticipated fluctuations in our financial condition or results of operations;
- variance in our financial performance from expectations of securities analysts and securities analysts may issue unfavorable research about us;
- changes in our projected operating and financial results;
- announcements by us or our competitors of significant business developments, acquisitions, or new offerings;
- significant data breaches;
- material litigation;
- future sales of our common stock by us or our shareholders, or the perception that such sales may occur;
- changes in senior management or key personnel;
- the trading volume of our common stock;
- changes in the anticipated future size and growth rate of our market; and
- general macroeconomic, geopolitical, and market conditions beyond our control.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, such as recessions, interest rate changes, or international currency fluctuations, may also negatively affect the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

Increasing inflation could adversely affect our business, financial condition, results of operations, or cash flows.

Inflation, as well as some of the measures taken by or that may be taken by the governments in countries where we operate in an attempt to curb inflation, may have negative effects on the economies of those countries generally. If the United States or other countries where we operate experience substantial inflation in the future, our business may be adversely affected. Fewer customers may shop as these purchases may be seen as discretionary, and those who do shop may limit the amount of their purchases. Any reduced demand or changes in customer purchasing behavior may lead to lower sales, higher markdowns and an overly promotional environment or increased marketing and promotional spending. This could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Macroeconomic developments may adversely affect our business.

Our performance is subject to global economic conditions and the related effects on consumer spending levels. Continued uncertainty about global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit, unemployment, negative financial news, and/or declines in income or asset values, which could have a material negative effect on demand for our products. The ongoing conflicts in Ukraine and the Middle East may lead to disruption in the global supply chain, rising fuel costs, or cybersecurity risks, and economic instability generally, any of which could materially and adversely affect our business and results of operations. Additionally, with the U.K.'s exit from the European Union in January 2020, known as Brexit, the ongoing uncertainties of the trading relationship between the U.K. and the European Union have yet to be completely realized and the ultimate outcome and long-term impacts for the U.K. and Europe remain uncertain. Ongoing changes and uncertainties related to Brexit, including trade frictions and Britain's high inflation rate, continue to subject us to heightened trade risks in that region. In addition, disruptions to trade and free movement of goods, services, and people to and from the U.K., disruptions to the workforce of our business partners, increased foreign exchange volatility with respect to the British pound, and additional legal, political, and economic changes also subject us to further uncertainty in the region.

As a retailer that is dependent upon consumer discretionary spending, our results of operations are sensitive to changes in macroeconomic conditions. Our customers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, increased fuel and energy costs, higher interest rates, higher taxes, reduced access to credit, and lower home values. These and other economic factors could adversely affect demand for our products, which could adversely affect our financial condition and operating results.

Imposition of tariffs and export controls on the products we buy may have a material adverse effect on our business.

A significant portion of the products that we purchase, including the portion purchased from U.S.-based suppliers, as well as most of our private brand merchandise, is manufactured abroad. We may be affected by potential changes in international trade agreements or tariffs, such as new tariffs imposed on certain goods imported into the U.S. Furthermore, China or other countries may institute retaliatory trade measures in response to existing or future tariffs imposed by the U.S. that could have a negative effect on our business. If any of these events occur as described, we may be obligated to seek alternative suppliers for our private brand merchandise, raise prices, or make changes to our operations, any of which could have a material adverse effect on our sales and profitability, results of operations, and financial condition.

Instability in the financial markets may adversely affect our business.

The global macroeconomic environment could be negatively affected by, among other things, instability in global economic markets, disruptions to the banking system and financial market volatility resulting from bank failures, increased U.S. trade tariffs and trade disputes with other countries, instability in the global credit markets, supply chain weaknesses, instability in the geopolitical environment as a result of Brexit, the Russian invasion of the Ukraine, the conflict in the Middle East, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets.

This volatility may affect our future access to the credit and debt security markets, leading to higher borrowing costs, or, in some cases, the inability to obtain additional financing. Although we currently have a revolving credit agreement in place until July 14, 2025, tightening of credit markets could make it more difficult for us to access funds, refinance our existing indebtedness, enter into agreements for new indebtedness, or obtain funding through the issuance of the Company's securities.

Material changes in the market value of the securities we hold may adversely affect our results of operations and financial condition.

At February 3, 2024, our cash and cash equivalents totaled $297 million. The majority of our investments were short-term deposits in highly-rated banking institutions. We regularly monitor our counterparty credit risk and mitigate our exposure by making short-term investments only in highly-rated institutions and by limiting the amount we invest in any one institution. We continually monitor the creditworthiness of our counterparties. At February 3, 2024, all investments were in investment grade institutions. Despite an investment grade rating, it is possible that the value or liquidity of our investments may decline due to any number of factors, including general market conditions and bank-specific credit issues.

Our U.S. pension plan trust holds assets totaling $359 million at February 3, 2024. The fair values of these assets held in the trust are compared to the plan's projected benefit obligation to determine the pension funding liability. We attempt to mitigate funding risk through asset diversification, and we regularly monitor investment risk of our portfolio through quarterly investment portfolio reviews and periodic asset and liability studies. Despite these measures, it is possible that the value of our portfolio may decline in the future due to any number of factors, including general market conditions and credit issues. Such declines could affect the funded status of our pension plan and future funding requirements.

Our financial results may be adversely affected by tax rates or exposure to additional tax liabilities.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our provision for income taxes is based on a jurisdictional mix of earnings, statutory rates, and enacted tax rules, including transfer pricing. Significant judgment is required in determining our provision for income taxes and in evaluating our tax positions on a worldwide basis. Our effective tax rate could be adversely affected by a number of factors, including shifts in the mix of pretax results by tax jurisdiction, changes in tax laws or related interpretations in the jurisdictions in which we operate, and tax assessments and related interest and penalties resulting from income tax audits. Further, many countries continue to consider changes in their tax laws by implementing new taxes such as the digital service tax and initiatives such as the Organization for Economic Co-operation and Development's Pillar II global minimum tax. Various countries are in the process of incorporating the Pillar II framework within their tax laws.

Changes in employment laws or regulation could harm our performance.

Various foreign and domestic labor laws govern our relationship with our employees and affect our operating costs. These laws include, but are not limited to, minimum wage requirements, overtime, sick, and premium pay, paid time off, work scheduling, healthcare reform and the Patient Protection and Affordable Care Act, and the Protecting the Right to Organize Act, unemployment tax rates, workers' compensation rates, European works council requirements, and union organization.

A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime, sick, and premium pay, paid leaves of absence, mandated health benefits, and changing regulations from the National Labor Relations Board or other agencies. Complying with any new legislation or interpretation of law, or reversing changes implemented under existing law could be time-intensive and expensive and may affect our business.

Legislative or regulatory initiatives related to climate change concerns may negatively affect our business.

Greenhouse gases may have an adverse effect on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. Global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Such events could make it difficult or impossible for us to deliver products to our customers, create delays, and inefficiencies in our supply chain. Following an interruption to our business, we could require substantial recovery time, experience significant expenditures to resume operations, and lose significant sales. Concern over climate change may result in new or additional legal, legislative, regulatory, and compliance requirements to reduce or mitigate the effects of climate change on the environment, which could result in future tax, transportation, and utility increases, which could adversely affect our business.

There is also increased focus, including by investors, customers, and other stakeholders, on these and other sustainability matters, such as worker safety, the use of plastic, energy consumption, and waste.

We face increased scrutiny and evolving expectations regarding environmental, social, and governance ("ESG") matters.

There is increasing scrutiny and evolving expectations from investors, customers, regulators, and other stakeholders on ESG practices and disclosures, including those related to environmental stewardship, climate change, and diversity, inclusion, and belonging. Legislators and regulators have imposed, and likely will continue to impose, ESG-related legislation, rules, and guidance, which may conflict with one another and impose additional costs on us, impede our business opportunities, or expose us to new or additional risks.

For example, developing and acting on ESG-related initiatives, including sourcing and operational decisions, collecting, measuring, and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's recently approved climate-related reporting requirements and sustainability reporting requirements in the European Union.

In addition, state attorneys general and other state officials have spoken out against ESG-motivated investing by some investment managers and terminated contracts with managers based on their following certain ESG-motivated strategies. Moreover, proxy advisory firms that provide voting recommendations to investors have developed ratings for evaluating companies on their approach to different ESG matters, and unfavorable ratings of our company or our industry may lead to negative investor sentiment and the diversion of investment to other companies or industries. If we are unable to meet these standards or expectations, whether established by us or third parties, it could result in adverse publicity, reputational harm, or loss of customer and/or investor confidence, which could adversely affect our business, results of operations, financial condition, and liquidity.

We may be adversely affected by regulatory and litigation developments.

We are exposed to the risk that federal or state legislation may negatively affect our operations. Changes in federal or state wage requirements, employee rights, health care, social welfare, or entitlement programs, including health insurance, paid leave programs, or other changes in workplace regulation could increase our cost of doing business or otherwise adversely affect our operations. Additionally, we are regularly involved in litigation and demands, including commercial, tort, intellectual property, customer, employment, wage and hour, data privacy, anti-corruption, and other claims, including purported class action lawsuits. The cost of defending against these types of claims against us or the ultimate resolution of such claims, whether by settlement, mediation, arbitration, or adverse court or agency decision, may harm our business.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws, including the U.K. Bribery Act of 2010, which is broader in scope than the FCPA, generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. Despite our training and compliance programs, we cannot be assured that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or agents. Our continued expansion outside the United States, including in developing countries, could increase the risk of FCPA violations in the future. Violations of these laws, or allegations of such violations, could have a material adverse effect on our results of operations or financial condition.

Failure to fully comply with Section 404 of the Sarbanes-Oxley Act of 2002 could negatively affect our business, market confidence in our reported financial information, and the price of our common stock.

We continue to document, test, and monitor our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. However, we cannot be assured that our disclosure controls and procedures and our internal control over financial reporting will prove to be completely adequate in the future. Failure to comply with Section 404 of the Sarbanes-Oxley Act of 2002 could negatively affect our business, the price of our common stock and market confidence in our reported financial information.

International intellectual property protection can be uncertain and costly.

Uncertainty in intellectual property protection can result from conducting business outside the United States, particularly in jurisdictions that do not have comparable levels of protection for our assets such as intellectual property, copyrights, and trademarks. Continuing to operate in such foreign jurisdictions where the ability to enforce intellectual property rights is limited increases our exposure to risk.

<u>**Risks Related to our Indebtedness and our Credit Facility**</u>

Our debt may cause an adverse effect on our business.

We have $400 million of 4% Senior Notes due 2029. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our debt obligations could adversely affect our business, financial condition, results of operations, and other corporate requirements. This could require us to direct a substantial portion of our future cash flow toward payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, and other corporate requirements, thereby limiting our ability to respond to business opportunities.

We may be unable to draw on our credit facility in the future or we may be unable to secure a new credit facility with similar terms.

We have a $600 million asset-based revolving credit facility that is scheduled to expire in July 2025. Borrowings and letters of credit under our credit facility are not permitted to exceed a borrowing base, which is tied to our level of inventory. Therefore, reductions in the value of our inventory would result in a reduction in our borrowing base, which would reduce the amount of financial resources available to meet our operating requirements. Also, if we do not comply with our financial covenants and we do not obtain a waiver or amendment from our lenders, the lenders may elect to cause any amounts then owed to become immediately due and payable, not fund any new borrowing, or they may decline to renew our credit facility. In that event, we would seek to establish a replacement credit facility with one or more other lenders, including lenders with which we have an existing relationship, potentially on less desirable terms. There can be no guarantee that replacement financing would be available at commercially reasonable terms, if at all. Additionally, our rates on our revolving credit facility may be affected by our credit ratings which could result in higher interest expense in the future.

Item 1B. Unresolved Staff Comments

None

Item 1C. Cybersecurity

Cybersecurity risk management and strategy

Information security is an important part of the Company's culture and foundational to its management. This philosophy is emphasized throughout the organization by the Board of Directors, senior leadership, and team members to help promote a Company-wide culture of cybersecurity risk management.

We use information technology and third-party service providers to support our global business processes and activities, which exposes us to cybersecurity risks. We have from time-to-time experienced cybersecurity incidents. In the event of a cybersecurity incident, we respond in accordance with our policies, processes, applicable laws, and regulations. When necessary, we also engage third parties, such as cybersecurity advisors, to assist in investigating and remediating incidents. To date, the cybersecurity incidents have not had a material effect on our business strategy, results of operations, or financial condition.

Key Program Components

We take cybersecurity seriously, and our cybersecurity program is aligned to well-known and established cybersecurity frameworks. We use, and continue to improve, our cyber defense-in-depth strategy, which uses multiple layers of security for holistic protection.

Our cybersecurity governance program is strategically integrated into our enterprise risk management and is periodically presented to the audit committee, which is responsible for oversight of the enterprise risk management framework associated with technology, security, data, and privacy, and the Board of Directors. These procedures include regular risk monitoring by management to update current risks and identify potential new and emerging risks. The Technology Committee receives regular briefings from our Chief Operations Officer, Chief Technology Officer, Chief Information Security Officer, and outside experts on cybersecurity risks and cyber risk oversight. During these meetings, the Technology Committee and management discuss these risks, risk management activities and efforts, best practices, lessons learned from incidents at other companies, the effectiveness of our security measures, and other related matters. The Technology Committee Chair reports on the committee's meetings, considerations, and actions to the Board at the next Board meeting following each Technology Committee meeting. The Audit Committee also discusses and receives updates on cybersecurity matters in connection with its oversight of enterprise risk management.

We also maintain a variety of incident response plans that are utilized when incidents are detected. We conduct periodic tabletop exercises, in which different internal and external stakeholders, including from time to time our CEO, Non-Executive Chair or, Board of Directors, participate in a simulated cyber scenario. The purpose of these exercises is to test our cyber incident response plan, identify weaknesses or gaps, and ensure that all participants are aware of, and familiar with, their roles and responsibilities.

We require employees with access to information systems to undertake data protection and cybersecurity training. In addition, certain individuals with privileged access, such as system administrators and developers, are subject to additional controls and monitoring activities. We also conduct periodic phishing campaigns to train users to better identify, report, and avoid malicious content.

We recognize that third-party service providers may introduce cybersecurity risks to our organization. In an effort to mitigate these risks, we have implemented a process before engaging with third-party service providers which are designed to assess their cybersecurity practices. Additionally, we endeavor to include cybersecurity requirements in our contracts with these providers, requiring them to adhere to certain cybersecurity standards and protocols.

Our Chief Information Security Officer, with oversight from the Chief Technology Officer and Chief Operations Officer, is primarily responsible for assessing and managing cybersecurity risks. Our Chief Information Security Officer has extensive cybersecurity knowledge and skills gained from over 25 years' experience in the field. Our Chief Information Security Officer is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. This ongoing knowledge acquisition is crucial for the effective prevention, detection, mitigation, and remediation of cybersecurity incidents.

Several experienced information security professionals report to our Chief Information Security Officer and he is supported by a team of trained cybersecurity team members. In addition to our extensive in-house cybersecurity capabilities, at times we also engage assessors, consultants, auditors, or other third parties to assist with assessing, identifying, and managing cybersecurity risks.

Notwithstanding the breadth of the Company's information security program, it may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse impact. For a discussion of whether and how any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition, see Item 1A. *"Risk Factors,"* which is incorporated by reference into this Item 1C.

Item 2. Properties

Our properties consist of land, leased stores, administrative facilities, and distribution centers. Gross square footage and total selling area for our store locations at the end of 2023 were approximately 12.98 and 7.97 million square feet, respectively. These properties, which are primarily leased, are located in the United States and its territories, Canada, various European countries, Asia, Australia, and New Zealand.

As of February 3, 2024, we operated eight distribution centers, of which two are owned and six are leased, occupying an aggregate of 3.42 million square feet. Six of these distribution centers are in the United States, one in Canada, and one in the Netherlands. During 2023, we closed the distribution center that supported the Eastbay business and opened a new leased distribution center to support our Northeast operations. Additionally, we utilize the services of third-party providers for our operations in the U.K., Australia, New Zealand, South Korea, and Japan. We also operate a leased warehouse in the United States, which supports our Team Edition apparel business.

The Company plans to move two of its distribution centers to new leased locations to enhance capabilities and support planned growth for our WSS and European businesses. Our WSS distribution center is expected to open mid-year 2024, with our European distribution center expected to open in 2025. These new distribution centers will employ state-of-the-art technologies to deliver improved logistics capabilities and operational efficiencies.

We believe that all leases of properties that are material to our operations may be renewed, or that alternative properties are available, on terms similar to existing leases.

Item 3. Legal Proceedings

Information regarding the Company's legal proceedings is contained in the *"Legal Proceedings"* note under "Item 8. Consolidated Financial Statements and Supplementary Data."

Item 4. Mine Safety Disclosures

Not applicable.

Item 4A. Information about our Executive Officers

The following table provides information with respect to all persons serving as executive officers as of March 28, 2024, including business experience for the last five years.

Name	Position	Age	Executive Officer Since
Mary N. Dillon	Chief Executive Officer since September 2022. Previously, Ms. Dillon served as Chief Executive Officer of Ulta Beauty, Inc. from July 2013 through June 2021.	62	2022
Michael Baughn	Executive Vice President and Chief Financial Officer since June 2023. Previously, Mr. Baughn served in various roles at Kohl's Corporation, including Executive Vice President of Finance and Treasurer from July 2021 through May 2023 and Senior Vice President of Finance and Treasurer from April 2018 through July 2021.	42	2023
Franklin R. Bracken	Executive Vice President and Chief Commercial Officer since December 2022. Previously, he served as Executive Vice President and Chief Operating Officer from November 2021 through December 2022, Executive Vice President and Chief Executive Officer — North America from July 2020 through November 2021, and Senior Vice President and General Manager Foot Locker U.S., Lady Foot Locker, and Kids Foot Locker from October 2017 through July 2020.	51	2021
Cynthia Carlisle	Executive Vice President and Chief Human Resource Officer since March 2024. Previously, she served in various roles at Stryker Corporation, including Group Vice President, Human Resources from July 2020 through February 2024 and Vice President, Talent Management from November 2019 through July 2020. She served as Vice President, Human Resources for Roche Diagnostics from September 2016 through October 2019.	49	2024
Jennifer L. Kraft	Executive Vice President and General Counsel since July 2023. Previously, she served as Senior Vice President, Deputy General Counsel and Corporate Secretary for Starbucks Corporation from September 2020 through June 2023. Prior to Starbucks, she served in roles of increasing responsibility at United Airlines Holdings, Inc. from July 2011 through September 2020, most recently as Deputy General Counsel, Vice President and Corporate Secretary.	53	2023
Elliott D. Rodgers	Executive Vice President and Chief Operations Officer since December 2022. Previously, Mr. Rodgers served as Chief People Officer for Project 44 from October 2021 through November 2022. He served in various roles at Ulta Beauty, Inc., including Chief Information Officer from September 2020 through October 2021, Chief Supply Chain Officer from April 2019 to September 2020, and Senior Vice President, Supply Chain from March 2017 through March 2019.	48	2022
Giovanna Cipriano	Senior Vice President and Chief Accounting Officer since May 2009.	54	2009

There are no family relationships among the executive officers or directors of the Company.

PART II

Item 5. Market for the Company's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities

Foot Locker, Inc. common stock (ticker symbol "FL") is listed on the New York Stock Exchange as well as on the Börse Stuttgart stock exchange in Germany. As of February 3, 2024, we had 8,741 shareholders of record owning 94,283,984 common shares.

We declared dividends of $0.40 per share in the first, second, and third quarters of 2023. The declaration of dividends and the establishment of the per share amount, record dates and payment dates for any such future dividends are subject to the final determination of our Board of Directors, and are dependent upon multiple factors, including future earnings, cash flows, financial requirements, and other considerations. As previously announced, the Company has paused dividends to increase balance sheet flexibility in support of longer-term strategic initiatives.

The following table is a summary of our fourth quarter share repurchases:

Date Purchased	Total Number of Shares Purchased (1)	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Dollar Value of Shares that may yet be Purchased Under the Program (2)
October 29 to November 25, 2023	—	$ —	—	$1,103,814,042
November 26 to December 30, 2023	1,606	29.53	—	1,103,814,042
December 31, 2023 to February 3, 2024	2,080	28.97	—	1,103,814,042
	3,686	$ 29.21	—	

(1) These columns reflect shares acquired in satisfaction of the tax withholding obligation of holders of restricted stock awards, which vested during the quarter.
(2) On February 24, 2022, the Board of Directors approved a share repurchase program authorizing the Company to repurchase up to $1.2 billion of its common stock, this program does not have an expiration date.

Performance Graph

The graph below compares the cumulative five-year total return to shareholders (common stock price appreciation plus dividends, on a reinvested basis) of our common stock relative to the total returns of the S&P 600 Specialty Retailing Index and the Russell 3000 Index.



	2/2/2019	2/1/2020	1/30/2021	1/29/2022	1/28/2023	2/3/2024
Foot Locker, Inc.	$ 100.00	$ 71.28	$ 84.38	$ 87.29	$ 91.03	$ 63.86
S&P 600 Specialty Retailing Index	$ 100.00	$ 103.07	$ 251.03	$ 218.01	$ 213.28	$ 235.64
Russell 3000 Index	$ 100.00	$ 120.31	$ 144.94	$ 168.53	$ 157.53	$ 192.27

We previously used the S&P 400 Specialty Retailing Index and the Russell Midcap Index, however, due to the reduction in size of our market capitalization it was determined that the S&P 600 Specialty Retailing Index and the Russell 3000 Index are more appropriate benchmarks as the median market capitalizations are the closest to the Company's.

The following graph compares the cumulative five-year total return to shareholders on our common stock relative to the total returns of the S&P 400 Specialty Retailing Index and Russell Midcap Index, our prior benchmarks. It is our intention to use the Russell 3000 Index and the S&P 600 Specialty Retailing Index for future performance graphs.



180
160
140
120
100
80
60
2/2/2019
2/1/2020
1/30/2021
1/29/2022
1/28/2023
2/3/2024
Foot Locker, Inc.
S&P 400 Specialty Retailing Index
Russell Midcap Index

	2/2/2019	2/1/2020	1/30/2021	1/29/2022	1/28/2023	2/3/2024
Foot Locker, Inc.	$ 100.00	$ 71.28	$ 84.38	$ 87.29	$ 91.03	$ 63.86
S&P 400 Specialty Retailing Index	$ 100.00	$ 101.35	$ 150.57	$ 162.13	$ 155.60	$ 174.28
Russell Midcap Index	$ 100.00	$ 116.37	$ 137.00	$ 152.05	$ 149.72	$ 163.09

The above information should not be deemed "soliciting material" or to be filed with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

Item 6. Selected Financial Data

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and other information contained elsewhere in this report.

($ in millions, except per share amounts)		2023 [1]	2022	2021	2020	2019
Summary of Operations:						
Sales	$	**8,154**	8,747	8,958	7,548	8,005
Licensing revenue		**14**	12	10	6	8
Gross margin		**2,259**	2,792	3,080	2,183	2,543
Selling, general and administrative expenses		**1,852**	1,903	1,851	1,587	1,650
Depreciation and amortization		**199**	208	197	176	179
Impairment and other		**80**	112	172	117	65
Interest (expense) income, net		**(9)**	(15)	(14)	(7)	11
Other (expense) income, net		**(556)**	(42)	384	192	4
Net (loss) income attributable to Foot Locker, Inc.		**(330)**	342	893	323	491
Per Common Share Data:						
Basic earnings	$	**(3.51)**	3.62	8.72	3.10	4.52
Diluted earnings	$	**(3.51)**	3.58	8.61	3.08	4.50
Common stock dividends declared per share	$	**1.20**	1.60	1.00	0.70	1.52
Weighted-average Common Shares Outstanding:						
Basic earnings		**94.2**	94.3	102.5	104.3	108.7
Diluted earnings		**94.2**	95.5	103.8	105.1	109.1
Financial Condition:						
Cash and cash equivalents	$	**297**	536	804	1,680	907
Merchandise inventories		**1,509**	1,643	1,266	923	1,208
Property and equipment, net		**930**	920	917	788	824
Total assets		**6,868**	7,907	8,135	7,043	6,589
Long-term debt and obligations under capital leases		**447**	452	457	110	122
Total shareholders' equity		**2,890**	3,293	3,243	2,776	2,473
Financial Ratios:						
Sales per average gross square foot [2]	$	**510**	548	540	417	510
SG&A as a percentage of sales		**22.7%**	21.8	20.7	21.0	20.6
Net (loss) income margin		**(4.0)%**	3.9	10.0	4.3	6.1
Adjusted net income margin [3]		**1.6%**	5.4	8.4	3.9	6.7
Earnings (loss) before interest and taxes (EBIT) [3]	$	**(414)**	539	1,254	501	661
EBIT margin [3]		**(5.1)%**	6.2	14.0	6.6	8.3
Adjusted EBIT [3]	$	**214**	692	1,049	428	722
Adjusted EBIT margin [3]		**2.6%**	7.9	11.7	5.7	9.0
Return on assets (ROA)		**(4.5)%**	4.3	11.8	4.7	9.4
Return on invested capital (ROIC) [3]		**3.8%**	9.2	16.4	8.6	12.5
Current ratio		**1.7**	1.6	1.4	1.7	2.0
Other Data:						
Capital expenditures	$	**242**	285	209	159	187
Number of stores at year end		**2,523**	2,714	2,858	2,998	3,129
Total selling square footage at year end (in millions)		**7.97**	7.92	7.91	7.50	7.57
Total gross square footage at year end (in millions)		**12.98**	13.15	13.28	12.98	13.15

(1) Results for fiscal year 2023 reflect 53 weeks of operations as compared to 52 weeks for all other years presented.
(2) Calculated as store sales divided by the average monthly ending gross square footage of the last thirteen months. The computation for each of the years presented reflects the foreign exchange rate in effect for such year.
(3) These represent non-GAAP measures, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information and calculation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This section of the Annual Report on Form 10-K generally discusses 2023 and 2022 detail and year-over-year comparisons between these years. For a comparison of our results for 2022 to our results of 2021 and other financial information related to 2021, refer to our Annual Report on Form 10-K for the year ended January 28, 2023 filed with the SEC on March 27, 2023.

Our Business

Foot Locker, Inc. is a leading specialty retailer operating 2,523 stores in 26 countries across the North America, Europe, Australia, New Zealand, and Asia. We also have licensed store presence in the Middle East and Asia, with other geographies expected in 2024. Results for fiscal year 2023 reflect 53 weeks of operations as compared to 52 weeks for all other years presented.

Foot Locker, Inc. has a strong history of sneaker authority that sparks discovery and ignites the power of sneaker culture through its portfolio of brands, including Foot Locker, Kids Foot Locker, Champs Sports, WSS, and atmos.

Overview of Consolidated Results

(in millions, except per share data)		**2023**		2022		2021
Sales	$	**8,154**	$	8,747	$	8,958
Sales per average square foot		**510**		548		540
Licensing revenue		**14**		12		10
Gross margin		**2,259**		2,792		3,080
Gross margin rate		**27.7%**		31.9%		34.4%
Selling, general and administrative expenses ("SG&A")		**1,852**		1,903		1,851
SG&A, as a percentage of sales		**22.7%**		21.8%		20.7%
Income from operations	$	**142**	$	581	$	870
(Loss) income from continuing operations before income taxes	$	**(423)**	$	524	$	1,240
Net (loss) income attributable to Foot Locker, Inc.	$	**(330)**	$	342	$	893
Diluted earnings per share	$	**(3.51)**	$	3.58	$	8.61
Adjusted net income (non-GAAP)	$	**134**	$	473	$	755
Adjusted diluted earnings per share (non-GAAP)	$	**1.42**	$	4.95	$	7.27

Summary of our 2023 financial performance:

	2023	2022	2021
Sales (decrease) increase	**(6.8)%**	(2.4)%	18.7%
Comparable-store sales (decrease) increase	**(6.7)%**	(1.9)%	15.4%

- Sales per square foot decreased to $510, from $548 per square foot in 2022, consistent with the overall sales decline of 6.8%. Excluding the effect of foreign currency fluctuations, sales decreased by 7.0% as compared to the prior-year period.
- Our footwear sales represented 81% of total sales, while apparel and accessory sales were 19%, reflecting a 1% increase in footwear sales compared to the prior year.
- One of our strategic initiatives is improving our omni-channel capabilities. We are making ongoing investments in our omni-channel ecosystem, including our e-commerce experience and supply chain capabilities, in order to create seamless shopping experiences across all of our sales channels. During the year, we saw improvements in our e-commerce capabilities and the percentage of our direct-to-customers sales channel increased to 17.6% of total sales in 2023 as compared with 16.3% last year, excluding the sales from our Eastbay business that we closed in late 2022.
- Gross margin, as a percentage of sales, decreased to 27.7% as a result of increased promotions during 2023 and occupancy rate deleverage from the decline in sales. We prudently managed our markdowns to ensure that we ended the year with an improved inventory position.
- Our cost optimization program provided benefits, however it was not enough to offset the decline in sales and our strategic investments in technology and wages for our store team members. SG&A expenses were 22.7% of sales, an increase of 90 basis points as compared with the prior year.

- We continued to rationalize our portfolio of store brands and geographies to focus on our core banners. During 2023 we made significant progress, we completed the wind down of the Sidestep and atmos U.S. businesses, and we transitioned our businesses in Singapore and Malaysia to a license model. Additionally, we reduced our business in Asia by closing our operations in Hong Kong and Macau.
- During the year, we incurred costs to streamline our operations in Asia as well other non-cash charges related to our minority investments and our pension plan. See the *"Other (Expense) Income," net* section for further information.
- In 2023, we closed 270 stores, of which 83 related to our Champs Sports banner as we continued to shift this banner to focus serving the active athlete. Additional closures are anticipated in early 2024 to finalize the repositioning of this banner. Our closures were focused on stores that were underperforming and reflected the actions taken to rationalize our portfolio.
- Our focus for 2023 was an intentional investment and repositioning period and that is reflected in our results. Adjusted net income was $134 million, or $1.42 diluted earnings per share, as compared with adjusted net income of $473 million, or $4.95 diluted earnings per share, in the prior year. See the *"Reconciliation of Non-GAAP Measures"* section for detailed explanations of the various adjustments to our adjusted results.

Highlights of our financial position for the year ended February 3, 2024 include:

- We ended the year with cash and cash equivalents of $297 million at February 3, 2024.
- We reduced our merchandise inventories to $1.5 billion, or by 8.2%, as we focused on improving our inventory position.
- Net cash provided by operating activities was $91 million as compared with $173 million last year. This reflected lower net income, partially offset by a decrease in inventory.
- Cash capital expenditures during 2023 totaled $242 million and were primarily directed to the remodeling or relocation of 136 stores and the build-out of 79 new stores, as well as various technology and infrastructure projects. The new stores were focused on expanding our "Community," "House of Play," and "Power" stores, and we opened 69 stores bringing the total to 242 new concept stores operating as of the end of the fiscal year. Our capital plans for 2024 will continue to focus on the modernization of the store portfolio.
- During 2023, we returned $113 million of cash to our shareholders through dividends. As previously announced, the Company has paused dividends to increase balance sheet flexibility in support of longer-term strategic initiatives. We have embarked on a significant project to upgrade and update all of our enterprise planning systems, including e-commerce, supply chain, and financial systems.

Reconciliation of Non-GAAP Measures

In addition to reporting our financial results in accordance with generally accepted accounting principles ("GAAP"), we report certain financial results that differ from what is reported under GAAP. In the following tables, we have presented certain financial measures and ratios identified as non-GAAP such as Earnings (Loss) Before Interest and Taxes ("EBIT"), adjusted EBIT, adjusted EBIT margin, adjusted income before income taxes, adjusted net income, adjusted net income margin, adjusted diluted earnings per share, Return on Invested Capital ("ROIC"), and free cash flow.

We present these non-GAAP measures because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that are not indicative of our core business or which affect comparability. These non-GAAP measures are also useful in assessing our progress in achieving our long-term financial objectives.

Additionally, we present certain amounts as excluding the effects of foreign currency fluctuations, which are also considered non-GAAP measures. Throughout the following discussions, where amounts are expressed as excluding the effects of foreign currency fluctuations, such changes are determined by translating all amounts in both years using the prior-year average foreign exchange rates. Presenting amounts on a constant currency basis is useful to investors because it enables them to better understand the changes in our businesses that are not related to currency movements.

We estimate the tax effect of the non-GAAP adjustments by applying a marginal rate to each of the respective items. The income tax items represent the discrete amount that affected the period.

The non-GAAP financial information is provided in addition to, and not as an alternative to, our reported results prepared in accordance with GAAP. Presented below is a reconciliation of GAAP and non-GAAP results discussed throughout this Annual Report on Form 10-K. All adjusted amounts exclude the loss from discontinued operations. Please see the non-GAAP reconciliations for free cash flow in the "*Liquidity and Capital Resources*" section.

Reconciliation of Non-GAAP Measures

($ in millions)		2023		2022		2021
Pre-tax (loss) income:						
(Loss) income from continuing operations before income taxes	$	**(423)**	$	524	$	1,240
Pre-tax adjustments excluded from GAAP:						
Impairment and other [1]		**80**		112		172
Other expense / income, net [2]		**548**		41		(377)
Adjusted income before income taxes (non-GAAP)	$	**205**	$	677	$	1,035
Calculation of Earnings (Loss) Before Interest and Taxes (EBIT):						
(Loss) income from continuing operations before income taxes	$	**(423)**	$	524	$	1,240
Interest expense, net		**(9)**		(15)		(14)
EBIT	$	**(414)**	$	539	$	1,254
Adjusted income before income taxes	$	**205**	$	677	$	1,035
Interest expense, net		**(9)**		(15)		(14)
Adjusted EBIT (non-GAAP)	$	**214**	$	692	$	1,049
EBIT margin %		**(5.1)%**		6.2%		14.0%
Adjusted EBIT margin %		**2.6%**		7.9%		11.7%
After-tax income:						
Net (loss) income attributable to Foot Locker, Inc.	$	**(330)**	$	342	$	893
After-tax adjustments excluded from GAAP:						
Impairment and other, net of income tax benefit of $18, $21, and $42, respectively [1]		**62**		91		130
Other expense / income, net of income tax (benefit) expense of ($142), ($9), and $99, respectively [2]		**406**		32		(278)
Net loss from discontinued operations, net of income tax benefit of $-, $1, and $-, respectively [3]		**—**		3		—
Tax reserves benefit / charge [4]		**(4)**		5		—
Tax benefits related to tax law rate changes [5]		**—**		—		(1)
Tax charge related to revaluation of certain intellectual property rights [6]		**—**		—		11
Adjusted net income (non-GAAP)	$	**134**	$	473	$	755
Earnings per share:						
Diluted EPS	$	**(3.51)**	$	3.58	$	8.61
Diluted EPS amounts excluded from GAAP:						
Impairment and other [1]		**0.66**		0.95		1.24
Other expense / income, net [2]		**4.31**		0.33		(2.68)
Net loss from discontinued operations [3]		**—**		0.04		—
Tax reserves benefit / charge [4]		**(0.04)**		0.05		—
Tax benefits related to tax law rate changes [5]		**—**		—		(0.01)
Tax charge related to revaluation of certain intellectual property rights [6]		**—**		—		0.11
Adjusted diluted EPS (non-GAAP)	$	**1.42**	$	4.95	$	7.27
Net (loss) income margin %		**(4.0)%**		3.9%		10.0%
Adjusted net income margin %		**1.6%**		5.4%		8.4%

Notes on Non-GAAP Adjustments

(1) For 2023, 2022, and 2021, we recorded impairment and other of $80 million ($62 million after tax), $112 million ($91 million after tax), $172 million ($130 million after tax), respectively. See the "*Impairment and Other"* section for further information.

(2) During 2023, 2022, and 2021, we recorded other expense of $548 million ($406 million after tax), and $41 million ($32 million after tax), and other income of $377 million ($278 million after-tax), respectively. These adjustments represent fair value and other changes in minority investments, pension settlement charges, and gains on sales of properties and businesses. See Note 5, "*Other (Expense) Income, net"* for further information.

(3) We recognized a charge to discontinued operations of $4 million ($3 million after tax) during the fourth quarter of 2022 related to the resolution of a legal matter of a business we formerly operated.

(4) In the first quarter of 2023, we recorded a $4 million benefit related to income tax reserves due to a statute of limitations release. In the second quarter of 2022, we recorded a $5 million charge related to our income tax reserves due to the resolution of a foreign tax settlement.

(5) We recognized a tax charge of $1 million during the fourth quarters of 2021 in connection with tax law changes in the Netherlands.

(6) We recorded a tax charge related to the revaluation of certain intellectual property rights, pursuant to a non-U.S. advance pricing agreement of $11 million for 2021.

Return on Invested Capital

ROIC is presented below and represents a non-GAAP measure. We believe ROIC is a meaningful measure because it quantifies how efficiently we generated operating income relative to the capital we have invested in the business. ROIC, subject to certain adjustments, is also used as a measure in executive long-term incentive compensation.

The closest U.S. GAAP measure to ROIC is Return on Assets ("ROA") and is also presented below. ROA is calculated as net income attributable to Foot Locker, Inc. in the fiscal year divided by the two-year average of total assets. ROA decreased to (4.5)% as compared with 4.3% in the prior year. This decrease reflected a net loss in 2023 as compared with net income in 2022. Our ROIC decreased to 3.8% in 2023, as compared with 9.2% in the prior year. The overall decrease in ROIC reflected a decrease in adjusted return after taxes in 2023.

	2023	2022	2021
ROA (1)	**(4.5)%**	4.3%	11.8%
ROIC %	**3.8%**	9.2%	16.4%

(1) Represents net (loss) income attributable to Foot Locker, Inc. of ($330) million, $342 million, and $893 million divided by average total assets of $7,388 million, $8,021 million, and $7,589 million for 2023, 2022, and 2021, respectively.

Calculation of ROIC

($ in millions)	**2023**	2022	2021
Adjusted EBIT	$ **214**	$ 692	$ 1,049
+ Interest component of straight-line rent expense (1)	**133**	136	144
Adjusted net operating profit	**347**	828	1,193
- Adjusted income tax expense (2)	**(107)**	(244)	(321)
+ Net loss attributable to noncontrolling interests	**—**	1	1
= Adjusted return after taxes	$ **240**	$ 585	$ 873
Average total assets	$ **7,388**	$ 8,021	$ 7,589
- Average cash and cash equivalents	**(417)**	(670)	(1,242)
- Average non-interest bearing current liabilities	**(927)**	(1,109)	(1,060)
- Average merchandise inventories	**(1,576)**	(1,455)	(1,095)
+ 13-month average merchandise inventories	**1,804**	1,569	1,116
= Average invested capital	$ **6,272**	$ 6,356	$ 5,308
ROIC %	**3.8%**	9.2%	16.4%

(1) Represents the add-back to operating income driven by the hypothetical interest expense we would incur if the property under our operating leases were owned or accounted for as finance leases. Calculated using the discount rate for each operating lease recorded as a component of rent expense. Operating lease interest is added back to adjusted net operating profit in the ROIC calculation to account for differences in capital structure between us and our competitors.
(2) The adjusted income tax expense represents the marginal tax rate applied to adjusted net operating profit for each of the periods presented.

Segment Reporting and Results of Operations

We have determined that we have three operating segments, North America, EMEA, and Asia Pacific. Our North America operating segment includes the results of the following banners operating in the U.S. and Canada: Foot Locker, Champs Sports, Kids Foot Locker, and WSS, including each of their related e-commerce businesses. Our EMEA operating segment includes the results of the Foot Locker and Kids Foot Locker banners operating in Europe, including each of their related e-commerce businesses. Our Asia Pacific operating segment includes the results of the Foot Locker banner and its related e-commerce business operating in Australia, New Zealand, and Asia, as well as atmos, which operates primarily in Asia. We have further aggregated these operating segments into one reportable segment based upon their shared customer base and similar economic characteristics.

As previously announced, during the second quarter of 2023, we ceased operating the Sidestep banner and closed the stores operating in Hong Kong and Macau. Additionally during the second quarter of 2023, we sold our Singapore and Malaysia businesses to our license partner. Our license partner now operates those stores under a licensing agreement. During the fourth quarter of 2023, we closed our atmos U.S. stores and e-commerce business.

Sales

Comparable sales is a key performance indicator for us. All references to comparable-store sales for a given period relate to sales of stores that were open at the period-end and had been open for more than one year. The computation of consolidated comparable sales also includes direct-to-customers sales as a result of our omnichannel strategy. We view our e-commerce business as an extension of our physical stores. Stores opened or closed during the period are not included in the comparable-store base; however, stores closed temporarily for relocation or remodeling are included. Computations exclude the effect of foreign currency fluctuations. Comparable-store sales for 2023 do not include sales from the 53rd week.

Sales from acquired businesses that include inventory are included in the computation of comparable-store sales after 15 months of operations. Accordingly, sales of WSS and atmos were included effective January 2023 and March 2023, respectively.

The information shown below represents certain sales metrics by sales channel:

($ in millions)		2023		2022		2021
Store sales	$	**6,751**	$	7,219	$	7,029
$ Change	$	**(468)**	$	190		
% Change		**(6.5)%**		2.7%		
% of total sales		**82.8%**		82.5%		78.5%
Comparable sales (decrease) increase		**(6.5)%**		3.7%		25.8%
Direct-to-customer sales	$	**1,403**	$	1,528	$	1,929
$ Change	$	**(125)**	$	(401)		
% Change		**(8.2)%**		(20.8)%		
% of total sales		**17.2%**		17.5%		21.5%
Comparable sales decrease		**(7.4)%**		(21.2)%		(10.6)%
Total sales	$	**8,154**	$	8,747	$	8,958
$ Change	$	**(593)**	$	(211)		
% Change		**(6.8)%**		(2.4)%		
Comparable sales (decrease) increase		**(6.7)%**		(1.9)%		62.8%

In 2023, sales decreased by 6.8% to $8,154 million from sales of $8,747 million in 2022. Excluding the effect of foreign currency fluctuations, sales decreased by 7.0% as compared with 2022. Results from 2023 include the effect of the 53rd week, which represented sales of $98 million.

	Constant Currencies	Comparable Sales
Foot Locker	(2.7)%	(2.3)
Champs Sports	(22.2)	(20.4)
Kids Foot Locker	1.1	0.2
WSS	6.0	(6.8)
Other	n.m.	n.m.
North America	(8.5)%	(8.7)
Foot Locker	1.0%	(0.8)
Sidestep	n.m.	n.m.
EMEA	(3.1)%	(2.1)
Foot Locker	(3.1)%	4.7
atmos	0.5	(2.1)
Asia Pacific	(2.0)%	2.6
Total Foot Locker, Inc.	(7.0)%	(6.7)

Comparable sales decreased by 6.7% as compared with the prior year. By operating segment, North America and EMEA had decreases of 8.7% and 2.1%, respectively, while Asia Pacific generated an increase of 2.6%. Comparable sales decreased in both our stores and direct-to-customer channels in 2023, due to ongoing macroeconomic headwinds as our customers become more discerning due to inflation and other cost pressures, which affected customer traffic and conversion, as well as changing vendor mix coupled with the repositioning of our Champs Sports banner. We are repositioning the Champs Sports banner to serve the active athlete, which resulted in expected comparable sales declines due to the transition.

For the combined channels, sales excluding foreign currency fluctuations, declined in all the regions we operate. North America sales were negatively affected by the closure of Eastbay business, which ceased operating in late 2022, as well as the repositioning of Champs Sports. Eastbay's sales primarily represent the other category, and excluding those sales the decline for North America would have been decline of 6.9%. Constant currency sales for EMEA decreased primarily from the closure of the Sidestep banner in the second quarter of 2023. Excluding the sales from the Sidestep banner, constant currency sales for our Foot Locker stores operating in EMEA increased by 1.0%. Asia Pacific's sales decreased primarily as a result of our strategic decisions to close our operations in Hong Kong and Macau and to sell our Singapore and Malaysia operations to our licensing partner. Within Asia Pacific, combined sales for our operations in Australia, New Zealand, and South Korea generated positive comparable sales. Our atmos operations were negatively affected by foreign currency fluctuations, however generated a positive increase excluding currency movements. On a comparable basis, atmos was negatively affected by declines in availability of key styles and reduced tourism.

From a product perspective for the combined channels, the sales decrease in 2023 was across footwear, apparel, and accessories.

Gross Margin

	2023	2022	2021
Gross margin rate	**27.7%**	31.9%	34.4%
Basis point decrease in the gross margin rate	**(420)**	(250)	
Components of the change:			
Merchandise margin rate decline	**(340)**	(240)	
Higher occupancy and buyers' compensation expense rate	**(80)**	(10)	

Gross margin is calculated as sales minus cost of sales. Cost of sales includes the cost of merchandise, freight, distribution costs including related depreciation expense, shipping and handling, occupancy and buyers' compensation. Occupancy costs include rent (including fixed common area maintenance charges and other fixed non-lease components), real estate taxes, general maintenance, and utilities.

The gross margin rate decreased in 2023 by 420 basis points as compared to the prior year, reflecting higher promotional activity in the current marketplace and markdowns recorded to reduce overall inventory levels and improve aging. Other factors that negatively affected the rate were higher cost of merchandise and increased shrink. The occupancy rate deleverage reflected the fixed nature of these costs in relation to the decline in sales.

Selling, General and Administrative Expenses (SG&A)

($ in millions)		2023		2022		2021
SG&A	$	**1,852**	$	1,903	$	1,851
$ Change	$	**(51)**	$	52		
% Change		**(2.7)%**		2.8%		
SG&A as a percentage of sales		**22.7%**		21.8%		20.7%

SG&A decreased by $51 million, or 2.7%, in 2023, as compared with the prior year. As a percentage of sales, the SG&A rate increased by 90 basis points as compared with 2022. Excluding the effect of foreign currency fluctuations, SG&A decreased by $60 million, or 3.2%, as compared with the prior year.

The increase in SG&A, as a percentage of sales, primarily reflected deleverage from the decline in sales, coupled with pressures from inflation and investments in front-line wages and technology aimed at improving the omnichannel experience and customer data analytics. Partially offsetting these increases were lower incentive compensation expense due to the Company's underperformance relative to targets and savings from our cost optimization program.

Depreciation and Amortization

($ in millions)		2023		2022		2021
Depreciation and amortization	$	**199**	$	208	$	197
$ Change	$	**(9)**	$	11		
% Change		**(4.3)%**		5.6%		

Depreciation and amortization decreased by $9 million as compared with the prior year. Excluding the effect of foreign currency fluctuations, depreciation and amortization decreased by $10 million primarily due operating fewer stores and the effect from impairments recorded in the current and prior year.

Operating Results

Division profit was $264 million, or 3.2% of sales in 2023. This compares with $844 or 9.6% of sales, for the prior year. The decrease was driven by both sales channels experiencing declines in sales coupled with lower gross margins due to the promotional environment and deleveraging expenses, while cost-cutting program benefits were not enough to offset the decline in sales.

Impairment and Other

For 2023, impairment and other included impairment charges of $30 million from a review of underperforming stores and accelerated tenancy charges on right-of-use assets for closures of the Sidestep banner, certain Foot Locker Asia stores, and our U.S. atmos stores. Additionally, we incurred transformation consulting expense of $27 million and reorganization costs of $17 million primarily related to severance and the closures of the Sidestep banner, certain Foot Locker Asia stores, and a North American distribution center. The results for 2023 also included intangible asset impairment of $9 million on an atmos tradename, partially offset by a $4 million reduction in the fair value of the atmos contingent consideration.

For 2022, impairment and other charges included $58 million of impairment of long-lived assets and right-of-use assets and accelerated tenancy charges, $42 million of transformation consulting, $22 million of primarily severance costs related to a reorganization, $9 million of litigation costs related to an employment matter, $8 million of Sidestep tradename asset impairment, and $4 million of acquisition integration costs, partially offset by a $31 million reduction in the fair value of the atmos contingent consideration liability.

See Note 4, _"Impairment and Other"_ for additional information.

Corporate Expense

($ in millions)		2023		2022		2021
Corporate expense	$	**42**	$	151	$	129
$ Change	$	**(109)**	$	22		

Corporate expense consists of unallocated general and administrative expenses as well as depreciation and amortization related to our corporate headquarters, centrally managed departments, unallocated insurance and benefit programs, certain foreign exchange transaction gains and losses, and other items. The allocation of corporate expense to the operating divisions is adjusted annually based upon an internal study.

Depreciation and amortization included in corporate expense was $36 million and $39 million in 2023 and 2022, respectively. Excluding the changes in depreciation and amortization, corporate expense decreased primarily due to an increase in the allocation of corporate expense to the banners in 2023 and lower incentive compensation expense, including share-based compensation expense that is tied to performance, partially offset by our ongoing investments in information technology.

Interest Expense, net

($ in millions)	2023		2022		2021
Interest expense	$	(24)	$ (24)	$	(17)
Interest income		15	9		3
Interest expense, net	$	(9)	$ (15)	$	(14)
Weighted-average interest rate (excluding fees)		3.9%	3.8%		4.8%

We recorded net interest expense of $9 million in 2023, compared to $15 million in 2022. Interest income increased primarily due to higher interest rates earned on our cash and cash equivalents coupled with higher interest earned on our cross-currency swap.

Other (Expense) Income, net

($ in millions)	2023		2022		2021
Other (expense) income, net	$	(556)	$ (42)	$	384

This caption generally includes non-operating items, including changes in fair value of minority investments measured at fair value or using the fair value measurement alternative, gains on sales of businesses or assets, changes in the market value of our available-for-sale security, our share of earnings or losses related to our equity method investments, and net benefit (expense) related to our pension and postretirement programs excluding the service cost component.

During 2023, we recorded an impairment of $478 million on a minority investment due to the decreased valuation resulting from the investee's underperformance and continued losses. The minority investment is accounted for using the fair value measurement alternative, which is at cost adjusted for changes in observable prices minus impairment under the practicability exception. We assess the carrying value of this investment for impairment whenever events or circumstances indicate that the carrying value may not be recoverable, and consider factors including, but not limited to, expected cash flows, underperformance relative to its plans and continued losses of the investee. We estimated the fair value using both a discounted cash flow approach and a market approach, which consider forecasted cash flows provided by the investee's management, as well as assumptions over discount rates, terminal values, and selected comparable companies.

During the fourth quarter of 2023, as part of efforts to reduce our pension plan obligations, we transferred approximately $109 million of our U.S. Qualified pension plan registered assets and liabilities to an insurance company through the purchase of a group annuity contract, under which an insurance company is required to directly pay and administer pension payments to certain of our pension plan participants, or their designated beneficiaries. In connection with this transaction, we recorded a non-cash pretax settlement charge of $75 million. This settlement charge accelerated the recognition of previously unrecognized losses in "Accumulated Other Comprehensive Loss."

During 2022, we sold our investment in a publicly traded stock, Retailors, Ltd. for a loss of $62 million, offset by $1 million of dividend income. Partially offsetting the loss was a $19 million gain on the divestiture of our Team Sales business.

See Note 5, *"Other (Expense) Income, net"* for additional information.

Income Taxes

($ in millions)	2023		2022		2021
Income tax (benefit) expense	$	(93)	$ 180	$	348
Effective tax rate		22.0%	34.3%		28.1%

We recorded an income tax benefit of $93 million in 2023, or an effective rate of 22.0%, as compared with income tax expense of $180 million or 34.3% in 2022. The change in the effective tax rate reflected several factors, including the effects of non-deductible losses, as well as the level and geographic mix of income. The effective tax rate in 2023 included a 200-basis point deferred tax asset adjustment which negatively affected the tax rate.

We regularly assess the adequacy of provisions for income tax contingencies in accordance with the applicable authoritative guidance on accounting for income taxes. As a result, reserves for unrecognized tax benefits may be adjusted due to new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitations. We recorded a $4 million reserve release in 2023 from a statute of limitations expiration on our foreign income taxes, as well as other various reserve releases totaling $4 million due to settlements of international tax examinations. During 2022, we recorded a $5 million charge related to our income tax reserves due to the resolution of a foreign tax settlement. Partially offsetting this charge in 2022 were tax benefits totaling $3 million from reserves releases due to various statute of limitation lapses. The changes in the tax reserves were not significant in 2021.

On August 16, 2022, President Biden signed the Inflation Reduction Act ("IRA") of 2022 into law. The IRA contains a number of revisions to the Internal Revenue Code, including a 15% corporate minimum tax and a 1% excise tax on corporate stock repurchases in tax years beginning after December 31, 2022. We do not currently expect the IRA tax provisions will have a significant effect on our overall effective tax rate. There were no share repurchases during 2023, thus no incremental excise tax paid.

The Organization for Economic Co-operation and Development Pillar Two guidelines published to date include transition and safe harbor rules around the implementation of the Pillar Two global minimum tax of 15%. Based on current enacted legislation effective in 2024 and our structure, we do not currently expect a significant effect on our overall effective tax rate for 2024. We are monitoring developments and evaluating the effects that these new rules will have on our future effective income tax rate, tax payments, financial condition, and results of operations.

Liquidity and Capital Resources

Liquidity

Our primary source of liquidity has been cash flow from operations, while the principal uses of cash have been to pay down liabilities and other working capital requirements; finance capital expenditures related to store openings, store remodelings, internet and mobile sites, information systems, and other support facilities; quarterly dividend payments; and interest payments; and fund other cash requirements to support the development of our short-term and long-term operating strategies. We generally finance real estate with operating leases. We believe our cash, cash equivalents, future cash flow from operations, and amounts available under our credit agreement will be adequate to fund these requirements.

We may also repurchase our common stock through open market purchases, privately negotiated transactions, or otherwise, including through Rule 10b5-1 trading plans. Such repurchases if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material. On February 24, 2022, the Board of Directors approved a share repurchase program authorizing the Company to repurchase up to $1.2 billion of its common stock. The new share repurchase program does not have an expiration date and as of February 3, 2024, approximately $1.1 billion remained available. Our board's authorization of the share repurchase program does not obligate us to acquire any particular amount of common stock, and the repurchase program may be commenced, suspended, or discontinued at any time.

The Board of Directors regularly reviews the dividend policy and rate, taking into consideration the overall financial and strategic outlook of our earnings, liquidity, and cash flow. We do not currently expect to pay dividends to allow us to invest in our strategic priorities, such as modernizing our technology infrastructure and stores.

Any material adverse change in customer demand, fashion trends, competitive market forces, or customer acceptance of our merchandise mix and retail locations, uncertainties related to the effect of competitive products and pricing, our reliance on a few key suppliers for a significant portion of our merchandise purchases and risks associated with global product sourcing, economic conditions worldwide, the effects of currency fluctuations, as well as other factors listed under the heading "Disclosure Regarding Forward-Looking Statements," could affect our ability to continue to fund our liquidity needs from business operations.

Maintaining access to merchandise that we consider appropriate for our business may be subject to the policies and practices of our key suppliers. Therefore, we believe that it is critical to continue to maintain satisfactory relationships with these key suppliers. We purchased 84% and 86% of our merchandise from our top five suppliers in 2023 and 2022, respectively. Approximately 65% was purchased from one supplier, Nike, Inc., in both 2023 and 2022.

Planned capital expenditures in 2024 are $285 million, of which $200 million is dedicated to real estate projects designed to elevate our customers' in-store experience. This includes the updating of approximately 400 existing stores to our current design standards and will incorporate key elements of our current brand design specifications. Spending for 2024 also includes the planned opening of approximately 20 new WSS stores and 15 new Foot Locker and Kids Foot Locker stores, representing the continued expansion of our off-mall community-based and "power" store formats, which provide pinnacle retail experiences that deliver connected customer interactions through service, experience, product, and a sense of community. Finally, the capital plan for 2023 also includes $85 million primarily for our technology and supply chain initiatives, including capital expenditures related to two new distribution centers. We also expect to spend an additional $60 million in software-as-a-service implementation costs related to our technology initiatives as we modernize our enterprise resource planning tools including e-commerce, supply chain, and finance. We have the ability to revise and reschedule some of the anticipated spending program should our financial position require it.

Operating Activities

($ in millions)	**2023**		2022		2021
Net cash provided by operating activities	$	**91**	$	173	$	666
$ Change	$	**(82)**				

The amount provided by operating activities reflects net (loss) income adjusted for non-cash items and working capital changes. Adjustments to net income for non-cash items include impairment and other, pension settlement charge, fair value adjustments to our minority investments, depreciation and amortization, deferred income taxes, and share-based compensation expense. The decrease in cash from operating activities reflected lower net income, partially offset by timing of merchandise purchases and payments of accounts payable, as compared to the prior year.

Investing Activities

($ in millions)	**2023**		2022		2021
Net cash used in investing activities	$	**(222)**	$	(162)	$	(1,376)
$ Change	$	**(60)**				

The increase in cash used in investing activities primarily reflected lower capital expenditures coupled with the prior-year sale of one of our minority investments and a sale of a business.

Capital expenditures in 2023 decreased to $242 million from $285 million in the prior year, which was elevated as several large projects related to 2021 were paid in the first quarter of 2022. During 2023, we completed the remodeling or relocation of 136 existing stores, the build-out of 79 new stores, and made progress on the development of information systems, websites, and infrastructure, including supply chain initiatives. During 2023 we made meaningful progress as we continue to implement our strategic initiative to power-up our portfolio of stores. Capital expenditures in 2023 included 69 new stores in our "power" or "community" doors concept, bringing the total to 242 in operation as of February 3, 2024.

During 2023, we sold our businesses operating in Singapore and Malaysia for total cash consideration of $24 million, or $16 million net of $8 million of cash in the business. We also sold a corporate office property in North America for proceeds of $6 million. Additionally, we invested $2 million and $5 million in 2023 and 2022, respectively, in minority investments with various limited partner venture capital funds managed by Black fund managers, who are committed to advancing diverse-led businesses as part of our Leading in Education and Economic Development (LEED) initiative.

During 2022, we sold our investment in a public entity (Retailors, Ltd.) generating cash of $83 million and dissolved a joint venture for proceeds of $12 million. Also during 2022, we sold our Eastbay Team Sales business receiving proceeds of $47 million.

Financing Activities

($ in millions)	**2023**		2022		2021
Net cash used in financing activities	$	**(120)**	$	(279)	$	(152)
$ Change	$	**159**				

Cash used in financing activities consisted primarily of our return to shareholders initiatives, as follows:

($ in millions)	2023		2022		2021	
Dividends paid on common stock	$	113	$	150	$	101
Share Repurchases		—		129		348
Total returned to shareholders	$	113	$	279	$	449

We declared and paid $113 million in dividends representing a quarterly rate of $0.40 per share paid out in the first, second and third quarters of 2023, as compared with $129 million in dividends in 2022, representing a quarterly rate of $0.40 per share paid out in each quarter in the prior year. No shares of our common stock were repurchased pursuant to our share repurchase program during 2023, as compared with $129 million repurchased during 2022. We paid $10 million during 2023 to satisfy tax withholding obligations related to vesting of share-based equity awards.

From November 3, 2023 through December 5, 2023, in order to fund working capital needs for the holiday selling season, we borrowed varying amounts under our credit facility, with $146 million of aggregate borrowings and no more than $89 million outstanding during that time. No borrowings remained outstanding as of February 3, 2024.

Free Cash Flow (non-GAAP measure)

In addition to net cash provided by operating activities, we use free cash flow as a useful measure of performance and as an indication of our financial strength and our ability to generate cash. We define free cash flow as net cash provided by operating activities less capital expenditures (which is classified as an investing activity). We believe the presentation of free cash flow is relevant and useful for investors because it allows investors to evaluate the cash generated from underlying operations in a manner similar to the method used by management. Free cash flow is not defined under U.S. GAAP. Therefore, it should not be considered a substitute for income or cash flow data prepared in accordance with U.S. GAAP and may not be comparable to similarly titled measures used by other companies. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The following table presents a reconciliation of net cash flow provided by operating activities, the most directly comparable U.S. GAAP financial measure, to free cash flow.

($ in millions)	2023		2022		2021	
Net cash provided by operating activities	$	91	$	173	$	666
Free cash flow	$	(151)	$	(112)	$	457

Capital Structure

We maintain a credit facility for working capital and general corporate purposes. We currently have a $600 million asset-based revolving credit facility that is scheduled to expire on July 14, 2025. No borrowings were outstanding as of February 3, 2024. The amount of borrowing availability under our credit facility is reduced by the amount of standby and commercial letters of credit outstanding, which are not significant.

Credit Rating

As of March 28, 2024, our corporate credit ratings from Standard & Poor's and Moody's Investors Service are BB and Ba2, respectively. In addition, Moody's Investors Service has rated our senior unsecured notes Ba3.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity. Also, our financial policies prohibit the use of derivatives for which there is no underlying exposure.

Critical Accounting Policies

Our responsibility for integrity and objectivity in the preparation and presentation of the financial statements requires application of appropriate accounting policies. Generally, our accounting policies and methods are those specifically required by U.S. GAAP. Included in the *Summary of Significant Accounting Policies* note in "Item 8. Consolidated Financial Statements and Supplementary Data" is a summary of the most significant accounting policies. In some cases, we are required to calculate amounts based on estimates for matters that are inherently uncertain. We believe the following to be the most critical of those accounting policies that necessitate subjective judgments.

Impairment of Long-Lived Tangible Assets and Right-of-Use Assets

We perform an impairment review when circumstances indicate that the carrying value of long-lived tangible assets and right-of-use assets may not be recoverable ("a triggering event"). Our policy for determining whether a triggering event exists comprises the evaluation of measurable operating performance criteria and qualitative measures at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities, which is generally at the store level. We also evaluate for triggering events at the banner level. If an impairment review is necessitated by the identification of a triggering event, we determine the fair value of the asset using assumptions predominately identified from our historical performance and our long-range strategic plans.

To determine if an impairment exists, we compare the carrying amount of the asset with the estimated future undiscounted cash flows expected to result from the use of the asset group. If the carrying amount of the asset exceeds the estimated undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset group with its estimated fair value.

The estimation of fair value is measured by discounting expected future cash flows using a risk adjusted discount rate and by using a market approach to determine current lease rates. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Recoverability of Goodwill and Indefinite-Lived Intangible Assets

We review goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter of each fiscal year or more frequently if impairment indicators arise. The review of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step qualitative impairment test.

In performing the qualitative assessment, we consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including declines in our stock price and market capitalization in relation to the book value of the Company and macroeconomic conditions affecting retail. If, based on the results of the qualitative assessment, it is concluded that it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, additional quantitative impairment testing is performed. The quantitative test requires that the carrying value of each reporting unit be compared with its estimated fair value. If the carrying value of a reporting unit is greater than its fair value, a goodwill impairment charge will be recorded for the difference (up to the carrying value of goodwill).

We use a discounted cash flow approach to determine the fair value of a reporting unit. The determination of discounted cash flows of the reporting units and assets and liabilities within the reporting units requires significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate, terminal growth rates, earnings before depreciation and amortization, and capital expenditures forecasts. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. We evaluate the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting units, as well as the fair values of the corresponding assets and liabilities within the reporting units.

Owned trademarks and trade names that have been determined to have indefinite lives are not subject to amortization but are reviewed at least annually for potential impairment. Our impairment evaluation for indefinite-lived intangible assets consists of either a qualitative or quantitative assessment, similar to the process for goodwill.

If the results of the qualitative assessment indicate that it is more likely than not that the fair value of the indefinite lived intangible is less than its carrying amount, or if we elect to proceed directly to a quantitative assessment, we calculate the fair value using a discounted cash flow method, based on the relief-from-royalty concept, and compare the fair value to the carrying value to determine if the asset is impaired. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates, and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. We recognize an impairment loss when the estimated fair value of the intangible asset is less than the carrying value.

Fair Value Measurements of Minority Investments

We account for certain minority investments using the fair value measurement alternative, which is at cost, adjusted for changes in observable prices minus impairment under the practicability exception. We evaluate our minority investments for impairment when events or circumstances indicate that the carrying value of the investment may not be recoverable and that impairment is other than temporary. If an indication of impairment occurs, we evaluate the recoverability of our carrying value based on the fair value of the investment. If an impairment is indicated, we adjust the carrying values of the investment downward, if necessary, to their estimated fair values.

We estimate the fair value of our minority investments using a discounted cash flow approach and/or a market approach, which consider forecasted cash flows provided by the investee's management, as well as assumptions over discount rates, terminal values, and selected comparable companies. Therefore, the valuation results cannot be determined with precision and may not be realized in an actual sale the investment. Additionally, there are inherent uncertainties in any valuation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

Recent Accounting Pronouncements

Descriptions of the recently issued accounting principles are included in the *Summary of Significant Accounting Policies* note in "Item 8. Consolidated Financial Statements and Supplementary Data."

Recent SEC Ruling

In March 2024, the SEC adopted rules to enhance and standardize climate-related disclosures by public companies. The final rules will require us to provide information about the financial effects of climate-related risks on our operations and how we manage those risks. As a large accelerated filer, our compliance with the new climate disclosures will be phased in, beginning in the fiscal year 2025 Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information regarding foreign exchange risk management is included in the *Financial Instruments and Risk Management* note under "Item 8. Consolidated Financial Statements and Supplementary Data."

Item 8. Consolidated Financial Statements and Supplementary Data

The following Consolidated Financial Statements of the Company are included as part of this Report:

- Consolidated Statements of Operations

- Consolidated Statements of Comprehensive (Loss) Income

- Consolidated Balance Sheets

- Consolidated Statements of Changes in Shareholders' Equity

- Consolidated Statements of Cash Flows

- Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Foot Locker, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Foot Locker, Inc. and subsidiaries (the Company) as of February 3, 2024 and January 28, 2023, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended February 3, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 3, 2024 and January 28, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended February 3, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 3, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over merchandise inventories

As discussed in Note 1 to the consolidated financial statements, merchandise inventories are valued at the lower of cost or market using the retail inventory method, except for WSS and atmos. Cost is determined on the last-in, first-out (LIFO) basis for domestic inventories and on the first-in, first-out (FIFO) basis for international inventories. Under the retail inventory method, cost is determined by applying a cost-to-retail percentage across groupings of similar items, known as departments. The cost-to-retail percentage is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory on a department basis. The recognition of inventory is reliant upon multiple information technology (IT) systems. The Company's merchandise inventories were $1,509 million as of February 3, 2024.

We identified the sufficiency of audit evidence over merchandise inventories as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the highly automated nature of certain processes to record merchandise inventories that involves interfacing significant volumes of data across multiple IT systems. IT professionals with specialized skills and knowledge were required to assess the Company's IT systems used in the merchandise inventories process.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the recording of merchandise inventory, including the IT systems. We evaluated the design and tested the operating effectiveness of certain internal controls related to the recording of merchandise inventories. We tested IT dependent controls and involved IT professionals with specialized skills and knowledge who assisted in testing certain IT application and general IT controls used for calculating merchandise inventories. We selected a sample of transactions used in the calculation of merchandise inventories and compared inventory prices to vendor invoices and cash payments, and observed counts of inventories. For each sample, we also compared the inventory retail prices to inventory records. We assessed the sufficiency of audit evidence obtained over merchandise inventories by assessing the results of procedures performed, including the appropriateness of such evidence.

Fair value of minority investment

As discussed in Notes 1, 5 and 19 to the consolidated financial statements, the Company accounts for a minority investment using the fair value measurement alternative, which is at cost, adjusted for changes in observable prices minus impairment under the practicability exception. The Company evaluates the minority investment for impairment whenever events or circumstances indicate that the carrying value of the investment may not be recoverable and that impairment is other than temporary. If an indication of impairment occurs, the Company evaluates recoverability of the carrying value based on the fair value of the minority investment. If an impairment is indicated, the Company adjusts the carrying values of the investment downward, if necessary, to their estimated fair values. The carrying value of the Company's minority investment as of February 3, 2024 was $134 million. During the fourth quarter of 2023, the fair value of a minority investment was determined using a discounted cash flow approach and a market approach and an impairment charge of $478 million was recorded.

We identified the evaluation of the fair value of a minority investment as a critical audit matter. Subjective auditor judgment was required to evaluate the discount rate used within the discounted cash flow method to estimate the fair value of the investment. Changes in the discount rate could have had a significant impact on the fair value. Additionally, the evaluation of the discount rate required the involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's fair value measurement process. This included a control related to the discount rate. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rate by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities.

/s/ KPMG LLP

We have served as the Company's auditor since 1995.

New York, New York
March 28, 2024

FOOT LOCKER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions, except per share amounts)		**2023**		2022		2021
Sales	$	**8,154**	$	8,747	$	8,958
Licensing revenue		**14**		12		10
Total revenue		**8,168**		8,759		8,968
Cost of sales		**5,895**		5,955		5,878
Selling, general and administrative expenses		**1,852**		1,903		1,851
Depreciation and amortization		**199**		208		197
Impairment and other		**80**		112		172
Income from operations		**142**		581		870
Interest expense, net		**(9)**		(15)		(14)
Other (expense) income, net		**(556)**		(42)		384
(Loss) income from continuing operations before income taxes		**(423)**		524		1,240
Income tax (benefit) expense		**(93)**		180		348
Net (loss) income from continuing operations		**(330)**		344		892
Net loss from discontinued operations, net of tax		**—**		(3)		—
Net (loss) income		**(330)**		341		892
Net loss attributable to noncontrolling interests		**—**		1		1
Net (loss) income attributable to Foot Locker, Inc.	$	**(330)**	$	342	$	893
Basic (loss) per share						
(Loss) earnings per share from continuing operations attributable to Foot Locker, Inc.	$	**(3.51)**	$	3.66	$	8.72
Loss per share from discontinued operations, net of tax	$	**—**	$	(0.04)	$	—
Net (loss) earnings per share attributable to Foot Locker, Inc.	$	**(3.51)**	$	3.62	$	8.72
Weighted-average shares outstanding		**94.2**		94.3		102.5
Diluted earnings (loss) per share						
(Loss) earnings per share from continuing operations attributable to Foot Locker, Inc.	$	**(3.51)**	$	3.62	$	8.61
Net loss per share from discontinued operations, net of tax	$	**—**	$	(0.04)	$	—
Net (loss) earnings per share attributable to Foot Locker, Inc.	$	**(3.51)**	$	3.58	$	8.61
Weighted-average shares outstanding, assuming dilution		**94.2**		95.5		103.8

See Accompanying Notes to Consolidated Financial Statements.

FOOT LOCKER, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

($ in millions)		2023		2022		2021
Net (loss) income attributable to Foot Locker, Inc.	$	**(330)**	$	342	$	893
Other comprehensive income (loss), net of income tax						
Foreign currency translation adjustment:						
Translation adjustment arising during the period, net of income tax benefit of $(1), $-, and $(1), respectively		**(25)**		(41)		(43)
Hedges contracts:						
Change in fair value of derivatives, net of income tax benefit of $-, $-, and $-, respectively		**1**		(3)		1
Pension and postretirement adjustments:						
Net actuarial (loss) gain and foreign currency fluctuations arising during the year, net of income tax (benefit) expense of $(5), $(4), and $8, respectively		**(13)**		(12)		23
Amortization of net actuarial loss included in net periodic benefit costs, net of income tax expense of $3, $3, and $3, respectively		**7**		7		7
Recognition of net actuarial loss on settlement included in net benefit costs, net of income tax expense of $19, $-, and $-, respectively		**56**		—		—
Comprehensive (loss) income	$	**(304)**	$	293	$	881

See Accompanying Notes to Consolidated Financial Statements.

FOOT LOCKER, INC.

CONSOLIDATED BALANCE SHEETS

($ in millions, except share amounts)		February 3, 2024		January 28, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	297	$	536
Merchandise inventories		1,509		1,643
Other current assets		419		342
		2,225		2,521
Property and equipment, net		930		920
Operating lease right-of-use assets		2,188		2,443
Deferred taxes		114		90
Goodwill		768		785
Other intangible assets, net		399		426
Minority investments		152		630
Other assets		92		92
	$	6,868	$	7,907
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	366	$	492
Accrued and other liabilities		428		568
Current portion of debt and obligations under finance leases		5		6
Current portion of lease obligations		492		544
		1,291		1,610
Long-term debt and obligations under finance leases		442		446
Long-term lease obligations		2,004		2,230
Other liabilities		241		328
Total liabilities		3,978		4,614
Shareholders' equity:				
Common stock and paid-in capital: 94,283,984 and 93,396,901 shares issued, respectively		776		760
Retained earnings		2,482		2,925
Accumulated other comprehensive loss		(366)		(392)
Less: Treasury stock at cost: 60,308 and 1,489 shares, respectively		(2)		—
Total shareholders' equity		2,890		3,293
	$	6,868	$	7,907

See Accompanying Notes to Consolidated Financial Statements.

FOOT LOCKER, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(shares in thousands, amounts in millions)	Additional Paid-In Capital & Common Stock Shares	Amount	Treasury Stock Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Non-Controlling interest	Total Shareholders' Equity
Balance at January 30, 2021	**103,693**	**$ 779**	**(74)**	**$ (3)**	**$ 2,326**	**$ (331)**	**$ 5**	**$ 2,776**
Restricted stock issued	499	—	—	—	—	—	—	—
Issued under director and stock plans	353	11	—	—	—	—	—	11
Share-based compensation expense	—	29	—	—	—	—	—	29
Shares of common stock used to satisfy tax withholding obligations	—	—	(205)	(11)	—	—	—	(11)
Share repurchases	—	—	(7,546)	(348)	—	—	—	(348)
Reissued - Employee Stock Purchase Plan ("ESPP")	—	(7)	301	14	—	—	—	7
Retirement of treasury stock	(5,474)	(42)	5,474	260	(218)	—	—	—
Net income (loss)	—	—	—	—	893	—	(1)	892
Cash dividends on common stock ($1.00 per share)	—	—	—	—	(101)	—	—	(101)
Translation adjustment, net of tax	—	—	—	—	—	(43)	—	(43)
Change in hedges, net of tax	—	—	—	—	—	1	—	1
Pension and postretirement adjustments, net of tax	—	—	—	—	—	30	—	30
Balance at January 29, 2022	**99,071**	**$ 770**	**(2,050)**	**$ (88)**	**$ 2,900**	**$ (343)**	**$ 4**	**$ 3,243**
Restricted stock issued	117	—	—	—	—	—	—	—
Issued under director and stock plans	228	7	—	—	—	—	—	7
Share-based compensation expense	—	31	—	—	—	—	—	31
Shares of common stock used to satisfy tax withholding obligations	—	—	(40)	(1)	—	—	—	(1)
Share repurchases	—	—	(4,050)	(129)	—	—	—	(129)
Reissued - ESPP	—	(2)	120	5	—	—	—	3
Retirement of treasury stock	(6,019)	(46)	6,019	213	(167)	—	—	—
Termination of joint venture	—	—	—	—	—	—	(3)	(3)
Net income (loss)	—	—	—	—	342	—	(1)	341
Cash dividends on common stock ($1.60 per share)	—	—	—	—	(150)	—	—	(150)
Translation adjustment, net of tax	—	—	—	—	—	(41)	—	(41)
Change in hedges, net of tax	—	—	—	—	—	(3)	—	(3)
Pension and postretirement adjustments, net of tax	—	—	—	—	—	(5)	—	(5)
Balance at January 28, 2023	**93,397**	**$ 760**	**(1)**	**$ —**	**$ 2,925**	**$ (392)**	**$ —**	**$ 3,293**
Restricted stock issued	678	—	—	—	—	—	—	—
Issued under director and stock plans	209	6	—	—	—	—	—	6
Share-based compensation expense	—	13	—	—	—	—	—	13
Shares of common stock used to satisfy tax withholding obligations	—	—	(274)	(10)	—	—	—	(10)
Reissued - ESPP	—	(3)	215	8	—	—	—	5
Net loss	—	—	—	—	(330)	—	—	(330)
Cash dividends on common stock ($1.20 per share)	—	—	—	—	(113)	—	—	(113)
Translation adjustment, net of tax	—	—	—	—	—	(25)	—	(25)
Change in hedges, net of tax	—	—	—	—	—	1	—	1
Pension and postretirement adjustments, net of tax	—	—	—	—	—	50	—	50
Balance at February 3, 2024	**94,284**	**$ 776**	**(60)**	**$ (2)**	**$ 2,482**	**$ (366)**	**$ —**	**$ 2,890**

See Accompanying Notes to Consolidated Financial Statements.

FOOT LOCKER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	2023	2022	2021
From operating activities:			
Net (loss) income	$ (330)	$ 341	$ 892
Adjustments to reconcile net income to net cash from operating activities:			
Non-cash impairment and other	40	67	148
Pension settlement charge	75	—	—
Fair value adjustments to minority investments	478	61	(367)
Fair value change in contingent consideration	(4)	(31)	—
Depreciation and amortization	199	208	197
Deferred income taxes	(136)	21	74
Share-based compensation expense	13	31	29
Gain on sales of businesses	(3)	(19)	—
Gain on sale of property	(3)	—	—
Change in assets and liabilities:			
Merchandise inventories	120	(397)	(259)
Accounts payable	(122)	(101)	161
Accrued and other liabilities	(109)	(1)	1
Insurance recovery received for inventory loss	—	—	10
Other, net	(127)	(7)	(220)
Net cash provided by operating activities	91	173	666
From investing activities:			
Capital expenditures	(242)	(285)	(209)
Purchase of business, net of cash acquired	—	(14)	(1,056)
Minority investments	(2)	(5)	(118)
Proceeds from sales of businesses	16	47	—
Proceeds from minority investments	—	95	—
Proceeds from sale of property	6	—	3
Insurance proceeds related to loss on property and equipment	—	—	4
Net cash used in investing activities	(222)	(162)	(1,376)
From financing activities:			
Repayment of the revolving credit facility	(146)	—	—
Dividends paid on common stock	(113)	(150)	(101)
Shares of common stock repurchased to satisfy tax withholding obligations	(10)	(1)	(11)
Payment of long-term debt and obligations under finance leases	(6)	(6)	(102)
Treasury stock reissued under employee stock plan	4	3	7
Proceeds from exercise of stock options	5	6	10
Proceeds from the revolving credit facility	146	—	—
Purchase of treasury shares	—	(129)	(348)
Purchase of non-controlling interest	—	(2)	—
Payment of debt issuance costs	—	—	(2)
Proceeds from debt issuance, net	—	—	395
Net cash used in financing activities	(120)	(279)	(152)
Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash	3	—	(6)
Net change in cash, cash equivalents, and restricted cash	(248)	(268)	(868)
Cash, cash equivalents, and restricted cash at beginning of year	582	850	1,718
Cash, cash equivalents, and restricted cash at end of period	$ 334	$ 582	$ 850
Supplemental information:			
Interest paid	$ 18	$ 17	$ 11
Income taxes paid	97	153	387
Cash paid for amounts included in measurement of operating lease liabilities	681	704	790
Cash paid for amounts included in measurement of finance lease liabilities	8	9	5
Right-of-use assets obtained in exchange for operating lease obligations	295	458	417
Assets obtained in exchange for finance lease obligations	1	—	4

See Accompanying Notes to Consolidated Financial Statements.

Foot Locker, Inc.

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Foot Locker, Inc. and its domestic and international subsidiaries, as well as any entities in which we have a controlling voting interest that are required to be consolidated. All significant intercompany amounts have been eliminated. As used in these Notes to Consolidated Financial Statements the terms "Foot Locker," "Company," "we, " "our," and "us" refer to Foot Locker, Inc. and its consolidated subsidiaries.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Reporting Year

Our fiscal year end is a 52-week or 53-week period ending the Saturday closest to the last day in January. Fiscal year 2023 represented the 53 weeks ended February 3, 2024, while fiscal years 2022 and 2021 represented the 52 weeks ended January 28, 2023, and January 29, 2022, respectively. References to years in this annual report relate to fiscal years rather than calendar years.

Revenue Recognition

Store revenue is recognized at the point of sale and includes merchandise, net of returns, and excludes taxes. Revenue from layaway sales is recognized when the customer receives the product, rather than when the initial deposit is paid. We recognize revenue for merchandise that is shipped to our customers from our distribution centers and stores upon shipment as the customer has control of the product upon shipment. We account for shipping and handling as a fulfillment activity. We accrue the cost and recognize revenue for these activities upon shipment date, therefore total sales recognized includes shipping and handling fees. We have license agreements with unaffiliated third-party operators located in the Middle East and Asia. The agreements are largely structured with royalty income paid as a percentage of sales for the use of our trademarks, trade name and branding. We record licensing revenue based upon sales estimates for the current period from the third-party operators.

Gift Cards

We sell gift cards which do not have expiration dates. Revenue from gift card sales is recorded when the gift cards are redeemed by customers. Gift card breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer, unless there is a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions.

Advertising Costs and Sales Promotion

Advertising and sales promotion costs are expensed at the time the advertising or promotion takes place, net of reimbursements for cooperative advertising. Cooperative advertising reimbursements earned for the launch and promotion of certain products agreed upon with vendors are recorded in the same period as the associated expenses are incurred. Reimbursements received in excess of expenses incurred related to specific, incremental, and identifiable advertising costs are accounted for as a reduction to the cost of merchandise and are reflected in cost of sales when the merchandise is sold.

Digital advertising costs are expensed as incurred, net of reimbursements for cooperative advertising. Digital advertising includes social media, search engine marketing, such as display ads and keyword search terms, and other various forms of digital advertising.

FOOT LOCKER, INC.

1. Summary of Significant Accounting Policies (continued)

Advertising costs, including digital advertising, which are included as a component of SG&A, were as follows:

($ in millions)	2023	2022	2021
Advertising expenses	$ 216	$ 222	$ 223
Cooperative advertising reimbursements	(35)	(37)	(29)
Net advertising expense	$ 181	$ 185	$ 194

Share-Based Compensation

We recognize compensation expense for share-based awards based on the grant date fair value of those awards. We use the Black-Scholes option-pricing model to determine the fair value of stock options, which requires the input of subjective assumptions regarding the expected term, expected volatility, and risk-free interest rate. See Note 21, *Share-Based Compensation,* for information on the assumptions used to calculate the fair value of stock options. Share-based compensation expense is recognized on a straight-line basis over the requisite service period for each vesting tranche of the award. We recognize forfeitures as they occur. Upon exercise of stock options, issuance of restricted stock or units, or issuance of shares under the employee stock purchase plan, we will issue authorized but unissued common stock or use common stock held in treasury.

Awards of restricted stock units cliff vest after the passage of time, generally three years. Performance stock unit ("PSU") awards are earned only after the attainment of performance goals in connection with the relevant performance period and vest after an additional one-year period.

PSU awards granted in 2023 and 2022 also include a performance objective based on our relative total shareholder return over the performance period to a pre-determined peer group, assuming the reinvestment of dividends. The fair value of these awards is determined using a Monte Carlo simulation as of the date of the grant.

Earnings Per Share

We account for earnings per share ("EPS") using the treasury stock method. Basic EPS is computed by dividing net income for the period by the weighted-average number of common shares outstanding at the end of the period. Diluted EPS reflects the weighted-average number of common shares outstanding during the period used in the basic EPS computation plus dilutive common stock equivalents.

The computation of basic and diluted EPS is as follows:

(in millions, except per share data)	2023	2022	2021
Net (loss) income from continuing operations	$ (330)	$ 344	$ 892
Net loss attributable to noncontrolling interests	—	1	1
(Loss) income from continuing operations attributable to Foot Locker, Inc.	(330)	345	893
Net loss from discontinued operations, net of tax	—	(3)	—
Net (loss) income attributable to Foot Locker, Inc.	$ (330)	$ 342	$ 893
Weighted-average common shares outstanding	94.2	94.3	102.5
Dilutive effect of potential common shares	—	1.2	1.3
Weighted-average common shares outstanding assuming dilution	94.2	95.5	103.8

FOOT LOCKER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

(in millions, except per share data)		2023		2022		2021
Basic earnings per share:						
(Loss) earnings per share from continuing operations attributable to Foot Locker, Inc.	$	**(3.51)**	$	3.66	$	8.72
Loss per share from discontinued operations, net of tax		**—**		(0.04)		—
Net (loss) earnings per share attributable to Foot Locker, Inc.	$	**(3.51)**	$	3.62	$	8.72
Diluted earnings per share:						
(Loss) earnings per share from continuing operations attributable to Foot Locker, Inc.	$	**(3.51)**	$	3.62	$	8.61
Net loss per share from discontinued operations, net of tax		**—**		(0.04)		—
Net (loss) earnings per share attributable to Foot Locker, Inc.	$	**(3.51)**	$	3.58	$	8.61
Anti-dilutive share-based awards excluded from diluted calculation		**4.5**		2.7		1.8

Performance stock units related to our long-term incentive programs of 0.8 million for 2023, 0.4 million for 2022, and 0.4 million for 2021, have been excluded from diluted weighted-average shares. The issuance of these shares are contingent on our performance metrics as compared to the pre-established performance goals, which have not been achieved.

Cash, Cash Equivalents, and Restricted Cash

Cash consists of funds held on hand and in bank accounts. Cash equivalents include amounts on demand with banks and all highly liquid investments with original maturities of three months or less, including money market funds. Additionally, amounts due from third-party credit card processors for the settlement of debit and credit card transactions are included as cash equivalents as they are generally collected within three business days. We present book overdrafts, representing checks issued but still outstanding in excess of bank balances, as part of accounts payable.

Restricted cash represents cash that is restricted as to withdrawal or use under the terms of various agreements. Restricted cash includes amounts held in escrow in connection with various leasing arrangements in Europe, and deposits held in insurance trusts to satisfy the requirement to collateralize part of the self-insured workers' compensation and liability claims.

The following table provides the reconciliation of cash, cash equivalents, and restricted cash, as reported on our consolidated statements of cash flows:

($ in millions)		**February 3, 2024**		January 28, 2023		January 29, 2022
Cash and cash equivalents [1]	$	**297**	$	536	$	804
Restricted cash included in other current assets		**4**		13		8
Restricted cash included in other non-current assets		**33**		33		38
Cash, cash equivalents, and restricted cash	$	**334**	$	582	$	850

(1)   Includes cash equivalents of $40 million, $41 million, and $48 million as of February 3, 2024, January 28, 2023, and January 29, 2022, respectively.

Merchandise Inventories and Cost of Sales

Merchandise inventories are valued at the lower of cost or market using the retail inventory method, except for WSS and atmos. Cost is determined on the last-in, first-out ("LIFO") basis for domestic inventories and on the first-in, first-out ("FIFO") basis for international inventories. Merchandise inventories for our WSS and atmos businesses are valued at its net realizable value using the weighted average method. Cost is determined on the FIFO basis.

Foot Locker, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

The retail inventory method is used by retail companies to value inventories at cost and calculate gross margins due to its practicality. Under the retail inventory method, cost is determined by applying a cost-to-retail percentage across groupings of similar items, known as departments. The cost-to-retail percentage is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory on a department basis. We provide reserves based on current selling prices when the inventory has not been marked down to market.

Transportation, distribution center, and sourcing costs are capitalized in merchandise inventories. We expense the freight associated with transfers between our store locations in the period incurred. We maintain an accrual for shrinkage based on historical rates.

Cost of sales is comprised of the cost of merchandise, as well as occupancy, buyers' compensation, and shipping and handling costs. The cost of merchandise is recorded net of amounts received from suppliers for damaged product returns, markdown allowances, and volume rebates, as well as cooperative advertising reimbursements received in excess of specific, incremental advertising expenses.

Minority Investments

We use the equity method to account for investments in which we have the ability to exercise significant influence over the investee's operating and financial policies, or in which we hold a partnership or limited liability company interest in an entity with specific ownership accounts, unless we have virtually no influence over the investee's operating and financial policies.

We have a minority investment that is accounted for using the fair value measurement alternative, which is at cost, adjusted for changes in observable prices minus impairment under the practicability exception.

We evaluate our minority investments for impairment when events or circumstances indicate that the carrying value of the investment may not be recoverable and an impairment is other than temporary. If an event occurs, we evaluate the recoverability of our carrying value based on the fair value of the investment. We estimate the fair value of our minority investments using both a discounted cash flow approach and a market approach, which consider forecasted cash flows provided by the investee's management, as well as assumptions over discount rates, terminal values, and selected comparable companies. If an impairment is indicated, we adjust the carrying values of the investment downward, if necessary, to their estimated fair values.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Significant additions and improvements to property and equipment are capitalized. Major renewals or replacements that substantially extend the useful life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

Buildings	Maximum of 50 years
Store leasehold improvements	Shorter of the asset useful life or expected term of the lease
Furniture, fixtures, and equipment	3-10 years
Software	2-5 years

FOOT LOCKER, INC.

1. Summary of Significant Accounting Policies (continued)

Internal-Use Software Development Costs

We capitalize certain external and internal computer software and software development costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing, and installation activities. Capitalized costs include only external direct cost of materials and services consumed in developing or obtaining internal-use software, and payroll and payroll-related costs for employees who are directly associated with and devote time to the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. We generally amortize these costs on a straight-line basis over a period not to exceed five years. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software, net of accumulated amortization, is included as a component of Property and equipment, net and was $63 million and $87 million at February 3, 2024 and January 28, 2023, respectively.

Cloud computing arrangement (software-as-a-service contract) implementation costs that are capitalized are amortized on a straight-line basis over the contract term. These amounts are classified with prepaid expense and other long-term assets in the Consolidated Balance Sheets. Expense related to cloud computing arrangements are included in SG&A. The corresponding cash flows related to these arrangements are included in "Net cash provided by operating activities" in the Company's Consolidated Statements of Cash Flows.

Impairment of Long-Lived Tangible Assets and Right-of-Use Assets

We perform an impairment review when circumstances indicate that the carrying value of long-lived tangible assets and right-of-use assets may not be recoverable ("a triggering event"). Our policy in determining whether a triggering event exists comprises the evaluation of measurable operating performance criteria and qualitative measures at the lowest level for which identifiable cash flows are largely independent of cash flows for other assets and liabilities, which is generally at the store level. We also evaluate triggering events at the banner level. In evaluating potential store level impairment, we compare future undiscounted cash flows expected to result from the use of the asset group to the carrying amount of the asset group. The future cash flows are estimated predominately based on our historical performance and long-range strategic plans. If the carrying amount of the asset group exceeds the estimated undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset group with its estimated fair value. The estimation of fair value is measured by discounting expected future cash flows using a risk adjusted discount rate and using current market-based information for right-of-use assets. We estimate fair value based on the best information available using estimates, judgments, and projections as considered necessary.

Leases

Lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term for those arrangements where there is an identified asset and the contract conveys the right to control its use. The lease term includes options to extend or terminate a lease only when we are reasonably certain that we will exercise that option. The right-of-use asset is measured at the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, initial direct costs, and any tenant improvement allowances received. For operating leases, right-of-use assets are reduced over the lease term by the straight-line lease expense recognized less the amount of accretion of the lease liability determined using the effective interest method.

We combine lease components and non-lease components. Given our policy election to combine lease and non-lease components, we also consider fixed common area maintenance ("CAM") part of our fixed future lease payments; therefore, fixed CAM is also included in our lease liability. We recognize rent expense for operating leases as of the possession date for store leases or the commencement of the agreement for non-store leases. Rental expense, inclusive of rent holidays, concessions, and tenant allowances are recognized over the lease term on a straight-line basis. Contingent payments based upon sales and future increases determined by inflation related indices cannot be estimated at the inception of the lease and, accordingly, are charged to operations as incurred.

1. Summary of Significant Accounting Policies (continued)

As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rates based on the remaining lease term to determine the present value of future lease payments. Our incremental borrowing rate for a lease is the rate of interest we would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Leases with an initial term of 12 months or less are not recorded on the balance sheet. We recognize lease expense for short-term leases on a straight-line basis over the lease term.

Impairment of Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are reviewed for impairment annually during the fourth quarter of each fiscal year, or more frequently if impairment indicators arise. The review of goodwill impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step quantitative impairment test. In performing the qualitative assessment, we consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including declines in our stock price and market capitalization in relation to the book value of the Company and macroeconomic conditions affecting retail. If, based on the results of the qualitative assessment, it is concluded that it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, additional quantitative impairment testing is performed. The quantitative test requires that the carrying value of each reporting unit be compared with its estimated fair value. If the carrying value of a reporting unit is greater than its fair value, a goodwill impairment charge will be recorded for the difference (up to the carrying value of goodwill).

We use a discounted cash flow approach to determine the fair value of a reporting unit. The determination of discounted cash flows of the reporting units and assets and liabilities within the reporting units requires significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate, terminal growth rates, earnings before depreciation and amortization, and capital expenditures forecasts. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. We evaluate the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting units, as well as the fair values of the corresponding assets and liabilities within the reporting units.

For our annual impairment review conducted in the fourth quarter of 2023, we concluded the fair value of each reporting unit exceeded its carrying value. Goodwill is net of accumulated impairment charges of $167 million for all periods presented. The change in the goodwill amount represents foreign currency fluctuations.

Intangible assets with indefinite lives are tested for impairment if impairment indicators arise and, at a minimum, annually. The impairment review for intangible assets with indefinite lives consists of either performing a qualitative or a quantitative assessment. If the results of the qualitative assessment indicate that it is more likely than not that the fair value of the indefinite-lived intangible is less than its carrying amount, or if we elect to proceed directly to a quantitative assessment, we calculate the fair value using a discounted cash flow method, based on the relief from royalty method, and compare the fair value to the carrying value to determine if the asset is impaired. Intangible assets that are determined to have finite lives are amortized over their useful lives and are measured for impairment only when events or changes in circumstances indicate that the carrying value may be impaired.

Contingent Consideration

As a result of our purchase of atmos in 2021, we recognized contingent consideration, as a component of the purchase consideration is payable contingent on the achievement of certain sales and EBITDA performance. Contingent consideration is classified as a liability. The fair value of the contingent consideration liability is estimated using an option pricing model simulation that determines an average projected payment value across numerous iterations. This technique determines projected payments based on simulated sales and EBITDA derived from an internal forecast, adjusted for selected revenue and EBITDA volatilities and risk premiums based on market data for comparable guideline public companies. The projected payments are then discounted back to the valuation date at the Company's cost of debt using a term commensurate with the contractual payment dates.

1. Summary of Significant Accounting Policies (continued)

The contingent consideration liability will be measured at fair value on a recurring basis until the contingency is resolved at the conclusion of 2025. Changes in the estimated fair value of the contingent consideration liability will be reflected in operating income or expense in the Consolidated Statements of Operations. The contingent consideration was initially valued at $35 million. During 2023 and 2022, the amount was reduced by $4 million and $31 million, respectively, through impairment and other in our Consolidated Statements of Operations.

Derivative Financial Instruments

All derivative financial instruments are recorded in our Consolidated Balance Sheets at their fair values. For derivatives designated as a hedge, and effective as part of a hedge transaction, the effective portion of the gain or loss on the hedging derivative instrument is reported as a component of other comprehensive income/loss or as a basis adjustment to the underlying hedged item and reclassified to earnings in the period in which the hedged item affects earnings. The effective portion of the gain or loss on hedges of foreign net investments is generally not reclassified to earnings unless the net investment is disposed of. To the extent derivatives do not qualify or are not designated as hedges, or are ineffective, their changes in fair value are recorded in earnings immediately, which may subject us to increased earnings volatility. We classify cash receipts and payments according to their nature in the statement of cash flows; however, cash flows from a derivative instrument that is accounted for as a fair value hedge or cash flow hedge are classified in the same category as the cash flows from the items being hedged.

Income Taxes

We account for our income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for tax credits and net operating loss carryforwards, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

A taxing authority may challenge positions that we adopted in our income tax filings. Accordingly, we may apply different tax treatments for transactions in filing our income tax returns than for income tax financial reporting. We regularly assess our tax positions for such transactions and record reserves for those differences when considered necessary. Tax positions are recognized only when it is more likely than not, based on technical merits, that the positions will be sustained upon examination. Tax positions that meet the more-likely-than-not threshold are measured using a probability weighted approach as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. We recognize interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying Consolidated Statement of Operations. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheet.

Foot Locker, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

Pension and Postretirement Obligations

Pension benefit obligations and net periodic pension costs are calculated using actuarial assumptions. Two key assumptions used in accounting for pension liabilities and expenses are the discount rate and expected rate of return on plan assets. The discount rate for the U.S. plans is determined by reference to the Bond:Link interest rate model based upon a portfolio of highly-rated U.S. corporate bonds with individual bonds that are theoretically purchased to settle the plan's anticipated cash outflows. The cash flows are discounted to their present value and an overall discount rate is determined. The discount rate selected to measure the present value of the Canadian benefit obligations was developed by using that plan's bond portfolio indices, which match the benefit obligations. We measure our plan assets and benefit obligations using the month-end date that is closest to our fiscal year end. The expected return on plan assets assumption is derived using the current and expected asset allocation of the pension plan assets and considering historical as well as expected performance of those assets.

Insurance Liabilities

We are primarily self-insured for health care, workers' compensation, and general liability costs. Accordingly, provisions are made for actuarially determined estimates of discounted future claim costs for such risks, for the aggregate of claims reported, and claims incurred but not yet reported. Self-insured liabilities totaled $14 million for February 3, 2024, $13 million for January 28, 2023 and $14 million for January 29, 2022. Workers' compensation and general liability reserves are discounted using a risk-free interest rate. Imputed interest expense related to these liabilities was not significant for any of the periods presented.

Treasury Stock Retirement

We periodically retire treasury shares that we acquire through share repurchases and return those shares to the status of authorized but unissued. We account for treasury stock transactions under the cost method. For each reacquisition of common stock, the number of shares and the acquisition price for those shares is added to the existing treasury stock count and total value. When treasury shares are retired, our policy is to allocate the excess of the repurchase price over the par value of shares acquired to both retained earnings and additional paid-in capital. The portion allocated to additional paid-in capital is determined by applying a percentage, which is determined by dividing the number of shares to be retired by the number of shares issued, to the balance of additional paid-in capital as of the retirement date.

We did not retire shares in 2023. We retired 6,019,212 shares of our common stock held in treasury during 2022 and the shares were returned to the status of authorized but unissued.

Foreign Currency Translation

The functional currency of our international operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted-average rates of exchange prevailing during the year. The unearned gains and losses resulting from such translation are included as a separate component of accumulated other comprehensive loss ("AOCL") within shareholders' equity.

Recently Adopted Accounting Pronouncements

Recently issued accounting pronouncements did not, or are not believed by management to, have a material effect on our present or future consolidated financial statements.

Foot Locker, Inc.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*. ASU 2023-07 requires additional disclosures, including more detailed information about segment expenses about a public entity's reportable segments on an annual and interim basis. The new segment disclosures are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Management will review the extent of new disclosures necessary in the coming quarters, prior to implementation in our 2024 Annual Report on Form 10-K. Other than additional disclosure, we do not expect a change to our consolidated statements of operations, financial position, or cash flows.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*. ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation and income taxes paid. The new income tax disclosures are effective for fiscal years beginning after December 15, 2024. Management will review the extent of new disclosures necessary, prior to implementation in our 2025 Annual Report on Form 10-K. Other than additional disclosure, we do not expect a change to our consolidated statements of operations, financial position, or cash flows.

Other recently issued accounting pronouncements did not, or are not believed by management to, have a material effect on our present or future consolidated financial statements.

2. Revenue

The table below presents sales disaggregated by sales channel as well as licensing revenue earned from our various licensed arrangements. Sales are attributable to the channel in which the sales transaction is initiated.

($ in millions)		**2023**		2022		2021
Sales by Channel:						
Stores	$	**6,751**	$	7,219	$	7,029
Direct-to-customers		**1,403**		1,528		1,929
Total sales		**8,154**		8,747		8,958
Licensing revenue		**14**		12		10
Total revenue	$	**8,168**	$	8,759	$	8,968

Revenue by geographic area is presented in the following table. Revenue is attributed to the country in which the transaction is fulfilled.

($ in millions)		**2023**		2022		2021
Revenue by Geography:						
United States	$	**5,409**	$	5,981	$	6,477
International		**2,759**		2,778		2,491
Total revenue	$	**8,168**	$	8,759	$	8,968

For the year ended February 3, 2024, the countries that comprised the majority of the revenue for the international category were Canada, France, Italy, Australia, and Germany. No other individual country included in the international category was significant.

2. Revenue (continued)

Sales by banner and operating segments are presented in the following table.

($ in millions)		2023		2022		2021
Foot Locker	$	**3,205**	$	3,304	$	3,295
Champs Sports		**1,304**		1,681		1,939
Kids Foot Locker		**716**		708		724
WSS		**640**		604		195
Other		**1**		126		742
North America		**5,866**		6,423		6,895
Foot Locker		**1,697**		1,628		1,565
Sidestep		**26**		94		76
EMEA		**1,723**		1,722		1,641
Foot Locker		**387**		414		373
atmos		**178**		188		49
Asia Pacific		**565**		602		422
Total sales	$	**8,154**	$	8,747	$	8,958

Contract Liabilities

The table below presents the activity of our gift card liability balance:

($ in millions)		February 3, 2024		January 28, 2023
Gift card liability at beginning of year	$	**36**	$	46
Redemptions		**(278)**		(259)
Breakage recognized in sales		**(6)**		(17)
Activations		**277**		266
Gift card liability	$	**29**	$	36

We elected not to disclose the information about remaining performance obligations since the amount of gift cards redeemed after 12 months is not significant for both 2023 and 2022.

We have integrated all available shopping channels including stores, websites, apps, and social channels. Store sales are primarily fulfilled from the store's inventory but may also be shipped from our distribution centers or from a different store location if an item is not available at the original store. Direct-to-customer orders are generally shipped to our customers through our distribution centers but may also be shipped from a store or a combination of our distribution centers and stores depending on the availability of particular items.

Our operating segments are identified according to how our business activities are managed and evaluated by our chief operating decision maker, our CEO. We have three operating segments, North America, EMEA (Europe, Middle East, and Africa), and Asia Pacific. Our North America operating segment includes the results of the following banners in the U.S. and Canada: Foot Locker, Kids Foot Locker, Champs Sports, and WSS, including each of their related e-commerce businesses, as well as banners we previously operated including Lady Foot Locker, Footaction, and the Eastbay business that included internet, catalog, and team sales. Our EMEA operating segment includes the results of the following banners in Europe: Foot Locker and Kids Foot Locker, including each of their related e-commerce businesses, as well as the Sidestep banner we previously operated. Our Asia Pacific operating segment includes the results of Foot Locker in Australia, New Zealand, and Asia and atmos operating primarily in Japan, as well as their related e-commerce businesses. Additionally, the EMEA and Asia Pacific operating segments include licensing revenue. We further aggregated these operating segments into one reportable segment based upon their shared customer base and similar economic characteristics.

FOOT LOCKER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Segment Information

We evaluate performance based on several factors, of which the primary financial measure is the banner's financial results referred to as division profit. Division profit reflects income before income taxes, impairment and other, corporate expense, interest expense, net and other (expense) income, net.

The following table summarizes our results:

($ in millions)	2023		2022		2021
Division profit	$	264	$ 844	$	1,171
Less: Impairment and other [1]		80	112		172
Less: Corporate expense [2]		42	151		129
Income from operations		142	581		870
Interest expense, net		(9)	(15)		(14)
Other (expense) income, net [3]		(556)	(42)		384
(Loss) income from continuing operations before income taxes	$	(423)	$ 524	$	1,240

(1) See Note 4, *Impairment and Other* for additional information on these amounts.
(2) Corporate expense for all years presented reflects the reallocation of expense between corporate and the operating divisions. Based upon annual internal studies of corporate expense, the allocation of such expenses to the operating divisions was increased by $19 million for 2022 and $28 million for 2021, thereby reducing corporate expense. No change was made during 2023.
(3) See Note 5, Other (Expense) Income, net for additional information on these amounts.

Long-lived asset information as of and for the fiscal years ended February 3, 2024, January 28, 2023, and January 29, 2022 is presented in the following table. Long-lived assets reflect property and equipment and lease right-of-use assets.

($ in millions)	2023		2022		2021
Long-Lived Assets:					
United States	$	2,025	$ 2,152	$	2,285
International		1,093	1,211		1,248
Total long-lived assets	$	3,118	$ 3,363	$	3,533

For the year ended February 3, 2024, the countries that comprised the majority of long-lived assets for the international category were Canada, France, Italy, Australia, Germany, and England. No other individual country included in the international category was significant as of February 3, 2024.

($ in millions)	Depreciation and Amortization			Capital Expenditures [1]			Total Assets		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Division	$ 163	$ 169	$ 163	$ 173	$ 200	$ 127	$ 6,256	$ 7,178	$ 7,184
Corporate	36	39	34	69	85	82	612	729	951
Total	$ 199	$ 208	$ 197	$ 242	$ 285	$ 209	$ 6,868	$ 7,907	$ 8,135

(1) Represents cash capital expenditures for all years presented.

FOOT LOCKER, INC.

4. Impairment and Other

($ in millions)		2023		2022		2021
Impairment of long-lived assets and right-of-use assets	$	30	$	58	$	92
Transformation consulting		27		42		—
Reorganization costs		17		22		4
Other intangible asset impairments		9		8		2
Insurance recovery (losses) related to social unrest		1		—		(7)
Change in fair value of contingent consideration		(4)		(31)		—
Litigation costs		—		9		—
Acquisition and integration costs		—		4		24
Impairment of investments		—		—		42
Lease termination costs		—		—		15
Total impairment and other	$	80	$	112	$	172

For 2023, impairment and other included impairment charges of $30 million from a review of underperforming stores and accelerated tenancy charges on right-of-use assets for closures of the Sidestep banner, certain Foot Locker Asia stores, and our U.S. atmos stores. Additionally, we incurred transformation consulting expense of $27 million and reorganization costs of $17 million primarily related to severance and the closures of the Sidestep banner, certain Foot Locker Asia stores, and a North American distribution center. This year also included intangible asset impairment of $9 million on an atmos tradename, partially offset by a $4 million reduction in the fair value of the atmos contingent consideration.

For 2022, impairment and other charges included $58 million of impairment of long-lived assets and right-of-use assets and accelerated tenancy charges, $42 million of transformation consulting, $22 million of primarily severance costs related to a reorganization, $9 million of litigation costs related to an employment matter, $8 million of Sidestep tradename asset impairment, and $4 million of acquisition integration costs related to the acquisitions of WSS and atmos, partially offset by a $31 million reduction in the fair value of the atmos contingent consideration liability.

For 2021, impairment and other charges included $92 million of impairment of long-lived assets and right-of-use assets related primarily to the decision to shut down the Footaction banner, $24 million of acquisition and integration costs primarily represented investment banking and integration consulting fees related to the WSS and atmos acquisitions and $42 million related to the write-down of certain minority investments due to their underperformance.

5. Other (Expense) Income, net

($ in millions)		2023		2022		2021
Fair value changes in minority investment	$	(478)	$	—	$	290
Pension settlement charge		(75)		—		—
Pension and postretirement net benefit (expense) income, excluding service cost		(8)		—		7
Share of (losses) earnings related to other minority investments		(1)		1		3
Minority investment in Retailors, Ltd.		—		(61)		77
Gain on sale of property		3		—		—
Foot Locker Singapore and Malaysia divestiture		3		—		—
Team Sales divestiture		—		19		—
Other		—		(1)		7
Total other (expense) income, net	$	(556)	$	(42)	$	384

FOOT LOCKER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Other (Expense) Income, net (continued)

Other (expense) income, net generally includes non-operating items, such as:
- changes in value for our investments accounted for using the fair value measurement alternative, which is at cost adjusted for changes in observable prices minus impairment,
- our share of earnings or losses related to our equity method investments,
- net benefit expense or income related to our pension and postretirement programs, excluding the service cost component,
- changes in fair value, premiums paid, and realized gains associated with foreign currency option contracts,
- changes in the market value of our available-for-sale security, and premiums paid to repurchase and retire bonds.

During the fourth quarter of 2023, we recognized a $478 million non-cash impairment charge related to a minority investment that is accounted for using the fair value measurement alternative, which is cost, adjusted for changes in observable prices minus impairment under the practicability exception. We estimated the fair value using both a discounted cash flow approach and a market approach. There was no impairment recognized in prior years based upon a qualitative assessment. The non-cash gain recorded in 2021 of $290 million was a result of application of the fair value measurement alternative, based on transactions at observable prices.

As part of our efforts to reduce pension plan obligations, during the fourth quarter of 2023 we transferred approximately $109 million of our U.S. Qualified pension plan registered assets and liabilities to an insurance company through the purchase of a group annuity contract, under which an insurance company is required to directly pay and administer pension payments to certain of our pension plan participants, or their designated beneficiaries. In connection with this transaction, we recorded a non-cash pretax settlement charge of $75 million. This settlement charge accelerated the recognition of previously unrecognized losses in "Accumulated Other Comprehensive Loss."

Effective July 1, 2023, the Company sold its Foot Locker Singapore and Malaysia businesses, consisting primarily of inventory and fixed assets. We received proceeds of $16 million (net of cash of $8 million), resulting in a gain of $3 million. In addition, we sold a corporate office property in North America for proceeds of $6 million, resulting in a gain of $3 million.

During 2022, we sold our investment in a publicly traded stock, Retailors, Ltd. for a loss of $62 million, offset by $1 million of dividend income. In the prior year, the changes in this investment generated non-cash gains of $68 million representing changes in fair value as well as a $9 million discount to the initial public offering price. Also in 2022, we divested our Team Sales business for a gain of $19 million.

6. Merchandise Inventories

($ in millions)	February 3, 2024		January 28, 2023	
LIFO inventories	$	956	$	1,093
FIFO inventories		553		550
Total merchandise inventories	$	1,509	$	1,643

The value of our LIFO inventories as calculated on a LIFO basis, approximates their value as calculated on a FIFO basis.

7. Other Current Assets

($ in millions)	February 3, 2024	January 28, 2023
Net receivables	$ 160	$ 160
Other prepaid expenses	89	71
Prepaid income taxes	82	62
Prepaid rent	73	19
Restricted cash	4	13
Other	11	17
	$ 419	$ 342

8. Property and Equipment, net

($ in millions)	February 3, 2024	January 28, 2023
Owned properties:		
Land	$ 3	$ 4
Buildings	51	53
Furniture, fixtures, equipment and software development costs	1,403	1,379
	1,457	1,436
Less: accumulated depreciation	(988)	(948)
	469	488
Finance leases:		
Assets under finance leases	65	65
Less: accumulated amortization	(18)	(12)
	47	53
Alterations to leased and owned buildings:		
Cost	996	967
Less: accumulated amortization	(582)	(588)
	414	379
	$ 930	$ 920

9. Other Intangible Assets, net

($ in millions)	February 3, 2024				January 28, 2023		
	Gross value	Accum. amort.	Net value	Life in Years [3]	Gross value	Accum. amort.	Net value
Amortized intangible assets: [1]							
Lease acquisition costs	$ 91	$ (90)	$ 1	9.8	$ 102	$ (100)	$ 2
Trademarks/tradenames	18	(18)	—	—	18	(18)	—
Customer lists	20	(15)	5	3.0	20	(9)	11
	$ 129	$ (123)	$ 6	4.8	$ 140	$ (127)	$ 13
Indefinite life intangible assets: [1]							
Trademarks/tradenames [2]			$ 393				$ 413
			$ 399				$ 426

(1) The change in the ending balances reflect the derecognition of fully amortized leases during 2023 and the effect of foreign currency fluctuations due primarily to the movements of the Yen in relation to the U.S. dollar.

(2) Includes a non-cash impairment charge of $9 million and $8 million recorded in 2023 and 2022, respectively, see Note 4, *Impairment and Other*.

(3) Represents the weighted-average useful life as of February 3, 2024 and excludes those assets that are fully amortized.

9. Other Intangible Assets, net (continued)

Amortizing intangible assets primarily represent the WSS and atmos customer lists and lease acquisition costs, which are amounts that are required to secure prime lease locations, primarily in Europe. Amortization expense recorded is as follows:

($ in millions)	2023	2022	2021
Amortization expense	$ 7	$ 8	$ 5

Estimated future amortization expense for finite lived intangibles is as follows:

($ in millions)	
2024	$ 5
2025	1

10. Other Assets

($ in millions)	February 3, 2024	January 28, 2023
Restricted cash	$ 33	$ 33
Security deposits	25	29
Cross-currency swap contract	7	—
Auction rate security	6	6
Pension asset	4	4
Other	17	20
	$ 92	$ 92

11. Accrued and Other Liabilities

($ in millions)	February 3, 2024	January 28, 2023
Other payroll and payroll related costs, excluding taxes	$ 72	$ 99
Incentive bonuses	11	72
Taxes other than income taxes	60	69
Property and equipment [(1)]	48	39
Rent related costs	33	35
Customer deposits	31	39
Advertising	31	30
Loyalty program	31	29
Income taxes payable	6	39
Other	105	117
	$ 428	$ 568

(1) Accruals for property and equipment are excluded from the Statements of Cash Flows for all years presented.

12. Revolving Credit Facility

We have a $600 million asset-based revolving credit facility that is scheduled to expire on July 14, 2025 (as amended, "2020 Credit Agreement").

12. Revolving Credit Facility (continued)

In 2023 and 2021, we entered into amendments to the 2020 Credit Agreement ("Amended Credit Agreement"). The amendments provide for, among other things, (i) reducing the interest rates and commitment fees applicable to the loans and commitments, respectively, as described below, and (ii) reducing the "floor" applicable. The amendments provide that the interest rate applicable to loans drawn under the credit facility will be equal to, at our option, either a base rate, determined by reference to the federal funds rate, plus a margin of 0.25% to 0.75% per annum, or a Eurodollar rate, determined by reference to Secured Overnight Financing Rate ("SOFR") plus 1%, plus a margin of 1.25% to 1.75% per annum, in each case, depending on availability under the Amended Credit Agreement. In addition, we will pay a commitment fee of 0.25% per annum on the unused portion of the commitments under the Amended Credit Agreement. No events of default occurred during 2023.

Our obligations under the Amended Credit Agreement are secured by a first priority lien on certain assets, including inventory and accounts receivable, cash deposits, and certain insurance proceeds. We may use the Amended Credit Agreement to, among other things, support standby letters of credit in connection with insurance programs. The letters of credit outstanding as of February 3, 2024 were not significant.

During the fourth quarter of 2023, we borrowed varying amounts under our credit facility, with $146 million of aggregate borrowings and no more than $89 million outstanding at any given time. As of February 3, 2024, we had no outstanding borrowings under the credit facility.

The unamortized balance of fees paid in connection with the credit facility at February 3, 2024 was $2 million. Interest expense, including facility fees, related to the revolving credit facility was $3 million for each of 2023, 2022, and 2021.

13. Long-Term Debt and Obligations Under Finance Leases

The components of long-term debt and obligations under finance leases are as follows:

($ in millions)	February 3, 2024		January 28, 2023	
4% Senior Notes due 2029	$	395	$	395
Obligations under finance leases		52		57
	$	447	$	452
Current portion of debt and obligations under finance leases		5		6
	$	442	$	446

Interest expense related to long-term debt and the amortization of the associated debt issuance costs was $17 million, $17 million, and $12 million for 2023, 2022, and 2021, respectively.

14. Other Liabilities

($ in millions)	February 3, 2024		January 28, 2023	
Deferred taxes	$	140	$	237
Pension benefits		38		21
Income taxes		31		31
Contingent consideration		—		4
Other		32		35
	$	241	$	328

15. Leases

The majority of our leases are operating leases for our company-operated retail store locations. We also lease, among other things, distribution and warehouse facilities, and office space for corporate administrative purposes. Operating lease periods generally range from 5 to 10 years and generally contain rent escalation provisions. Some of the store leases contain renewal options with varying terms and conditions.

Amounts recognized in the Consolidated Balance Sheet were as follows:

($ in millions)	February 3, 2024		January 28, 2023	
Operating leases:				
Operating lease right-of-use assets	$	**2,188**	$	2,443
Operating lease liabilities classified as current	$	**492**	$	544
Operating lease liabilities classified as long-term		**2,004**		2,230
Total operating lease liabilities	$	**2,496**	$	2,774

($ in millions)	February 3, 2024		January 28, 2023	
Finance leases:				
Property and equipment, net	$	**47**	$	53
Finance lease obligations classified as current	$	**5**	$	6
Finance lease obligations classified as long-term		**47**		51
Total finance lease obligations	$	**52**	$	57

Other information related to our leases as of February 3, 2024 and January 28, 2023 consisted of the following:

	February 3, 2024	January 28, 2023
Weighted-average remaining lease term (years):		
Operating leases	**6.5**	6.5
Finance leases	**14.5**	14.7
Weighted-average discount rate:		
Operating leases	**5.5%**	5.0%
Finance leases	**4.3%**	4.3%

Total lease costs include fixed operating lease costs, variable lease costs, and short-term lease costs. Most of our real estate leases require us to pay certain expenses, such as CAM costs, real estate taxes, and other executory costs, of which the fixed portion is included in operating lease costs. Variable lease costs include non-lease components which are not fixed and are not included in determining the present value of our lease liability. Variable lease costs also include amounts based on a percentage of gross sales in excess of specified levels that are recognized when probable.

15. Leases (continued)

Lease costs which relate to retail stores and distribution centers are classified within cost of sales, while non-store lease costs are included in SG&A. Amortization of leased equipment assets is classified in depreciation and amortization. The components of lease cost for 2023, 2022, and 2021 were as follows:

($ in millions)		2023		2022		2021
Operating lease costs	$	613	$	657	$	653
Variable lease costs		304		308		331
Short-term lease costs		48		19		23
Sublease income		(1)		(1)		(1)
Total operating lease costs		964		983		1,006
Finance lease costs:						
Amortization of leased assets		6		6		4
Interest on lease liabilities		2		3		1
Total finance lease costs		8		9		5
Total lease cost	$	972	$	992	$	1,011

Maturities of lease liabilities as of February 3, 2024 are as follows:

($ in millions)		Operating leases		Finance leases		Total
2024	$	598	$	8	$	606
2025		523		6		529
2026		431		4		435
2027		351		4		355
2028		285		4		289
Thereafter		797		45		842
Total lease payments		2,985		71		3,056
Less: Interest		489		19		508
Total lease liabilities	$	2,496	$	52	$	2,548

As of February 3, 2024, we signed operating leases that have not yet commenced and the total future undiscounted lease payments under these leases are $227 million. This amount reflected leases for retail stores and two new distribution centers to support WSS and our European businesses.

16. Accumulated Other Comprehensive Loss

($ in millions)		2023		2022		2021
Foreign currency translation adjustments	$	(173)	$	(148)	$	(107)
Hedge contracts		(2)		(3)		—
Unrecognized pension cost and postretirement benefit		(191)		(241)		(236)
	$	(366)	$	(392)	$	(343)

FOOT LOCKER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Accumulated Other Comprehensive Loss (continued)

The changes in AOCL for the year ended February 3, 2024 were as follows:

($ in millions)	Foreign Currency Translation Adjustments	Hedge Contracts	Items Related to Pension and Postretirement Benefits	Total
Balance as of January 28, 2023	$ (148)	$ (3)	$ (241)	$ (392)
OCI before reclassification	(25)	10	—	(15)
Reclassification of hedges, net of tax	—	(9)	—	(9)
Amortization of pension actuarial loss, net of tax	—	—	7	7
Pension and postretirement remeasurement, net of tax	—	—	(13)	(13)
Pension settlement charge, net of tax	—	—	56	56
Other comprehensive income	(25)	1	50	26
Balance as of February 3, 2024	**$ (173)**	**$ (2)**	**$ (191)**	**$ (366)**

Reclassifications to income from AOCL for the year ended February 3, 2024 were as follows:

($ in millions)	
Reclassification of hedges:	
Cross-currency swap	$ **(9)**
Income tax	**—**
Reclassification of hedges, net of tax	$ **(9)**
Reclassification of actuarial loss:	
Amortization of pension and postretirement benefits	$ **10**
Settlement charge	**75**
Total before tax	**85**
Income tax	**(22)**
Reclassification of actuarial loss, net of tax	$ **63**
Total, net of tax	$ **54**

17. Income Taxes

The domestic and international components of pre-tax (loss) income are as follows:

($ in millions)	2023	2022	2021
Domestic	$ (381)	$ 440	$ 1,244
International	(42)	84	(4)
Total pre-tax (loss) income	$ (423)	$ 524	$ 1,240

Domestic pre-tax (loss) income includes the results of non-U.S. businesses that are operated in branches owned directly by the U.S. which, therefore, are subject to U.S. income tax.

FOOT LOCKER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Income Taxes (continued)

The income tax provision consists of the following:

($ in millions)	2023	2022	2021
Current:			
Federal	$ 8	$ 64	$ 192
State and local	2	27	66
International	33	68	16
Total current tax provision	43	159	274
Deferred:			
Federal	(88)	23	49
State and local	(24)	4	15
International	(24)	(6)	10
Total deferred tax provision	(136)	21	74
Total income tax provision	$ (93)	$ 180	$ 348

Following the enactment of Public Law 115-97 ("Tax Act") and the one-time transition tax, our historical foreign earnings are not subject to additional U.S. federal tax upon repatriation. Further, no additional U.S. federal tax will be due upon repatriation of current foreign earnings because they are either exempt or subject to U.S. tax as earned.

At February 3, 2024, we had accumulated undistributed foreign earnings of $511 million. This amount consists of historical earnings that were previously taxed under the Tax Act and post-Tax Act earnings. Investments in our foreign subsidiaries, including working capital, will continue to be permanently reinvested. Cash balances in excess of working capital needs are considered to be available for repatriation to the United States and foreign withholding taxes will be accrued as necessary on these amounts.

We have not recorded a deferred tax liability for the difference between the financial statement carrying amount and the tax basis of our investments in foreign subsidiaries. The determination of any unrecorded deferred tax liability on this amount is not practicable due to the uncertainty of how these investments would be recovered.

A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax (loss) income is as follows:

	2023	2022	2021
Federal statutory income tax rate	21.0%	21.0%	21.0%
Increase in valuation allowance	(0.6)	2.6	0.7
State and local income taxes, net of federal tax benefit	5.4	5.0	5.4
International income taxed at varying rates	(4.4)	8.4	2.4
Foreign tax credits	1.4	(3.6)	(1.4)
Domestic/foreign tax settlements	1.0	(0.5)	(0.3)
Federal tax credits	0.5	(0.4)	(0.1)
Foreign deferred adjustment	(2.0)	—	—
Other, net	(0.3)	1.8	0.4
Effective income tax rate	22.0%	34.3%	28.1%

FOOT LOCKER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Income Taxes (continued)

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Items that give rise to significant portions of our deferred tax assets are as follows:

($ in millions)	**February 3, 2024**		January 28, 2023	
Deferred tax assets:				
Tax loss/credit carryforwards and capital loss	$	**166**	$	123
Employee benefits		**32**		42
Operating leases - liabilities		**668**		725
Other		**62**		61
Total deferred tax assets	$	**928**	$	951
Valuation allowance		**(95)**		(93)
Total deferred tax assets, net	$	**833**	$	858

Items that give rise to significant portions of our deferred tax liabilities are as follows:

($ in millions)	**February 3, 2024**		January 28, 2023	
Deferred tax liabilities:				
Merchandise inventories	$	**97**	$	87
Operating leases - assets		**611**		667
Goodwill and other intangible assets		**118**		123
Net investment gains		**—**		115
Property and equipment		**24**		6
Other		**9**		7
Total deferred tax liabilities	$	**859**	$	1,005
Net deferred tax liability	$	**(26)**	$	(147)
Balance Sheet caption reported in:				
Deferred taxes	$	**114**	$	90
Other liabilities		**(140)**		(237)
	$	**(26)**	$	(147)

Based upon the level of historical taxable income and projections for future taxable income, which are based upon our long-range strategic plans, management believes it is more likely than not that we will realize the benefits of deductible differences, net of the valuation allowances, over the periods in which the temporary differences are anticipated to reverse. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

As of February 3, 2024, we have a valuation allowance of $95 million to reduce our deferred tax assets to an amount that is more likely than not to be realized. A valuation allowance of $73 million was recorded against tax loss carryforwards of certain foreign entities. Based on the history of losses and the absence of prudent and feasible business plans for generating future taxable income in these entities, we believe it is more likely than not that the benefit of these loss carryforwards will not be realized. As of February 3, 2024, a valuation allowance of $20 million was established for foreign taxes assessed at rates in excess of the U.S. federal tax rate for which no U.S. foreign tax credit is available. Additionally, since we do not have any reasonably foreseeable sources of capital gains in the U.S. or Canada, a valuation allowance of $2 million was established to offset deferred tax assets on capital losses.

2023 Form 10-K Page 61

17. Income Taxes (continued)

At February 3, 2024, we have international minimum tax credit carryforwards with a potential tax benefit of $3 million and operating loss carryforwards with a potential tax benefit of $132 million, a portion of which will expire between 2024 and 2038 and a portion of which will never expire. The international operating loss carryforwards include unrecognized tax benefits. The Canadian capital loss of $1 million will carry forward indefinitely and the U.S. capital losses of $10 million can be carried back 3 years and forward for 5 years after realization. We also have foreign tax credit carryforwards with a potential tax benefit of $20 million that will expire between 2029 and 2033.

We operate in multiple taxing jurisdictions and are subject to audit. Audits can involve complex issues that may require an extended period of time to resolve. A taxing authority may challenge positions that we have adopted in our income tax filings. Accordingly, we may apply different tax treatments for transactions in filing the income tax returns than for income tax financial reporting. We regularly assess our tax positions for such transactions and record reserves for those differences. We participate in the IRS's Compliance Assurance Process and the examination of our 2022 U.S. Federal income tax filing was concluded in February 2024. To date, no adjustments have been proposed in any audits that will have a material effect on our financial position or results of operations.

At February 3, 2024, we had $50 million of gross unrecognized tax benefits, of which $43 million would, if recognized, affect our annual effective tax rate. We classified certain income tax liabilities as current or noncurrent based on management's estimate of when these liabilities will be settled. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. We recognized interest income of $2 million in 2023 and interest expense of $6 million in 2022, the amount in 2021 was not significant.

The following table summarizes the activity related to unrecognized tax benefits:

($ in millions)		**2023**		2022		2021
Unrecognized tax benefits at beginning of year	$	**52**	$	41	$	47
Foreign currency translation adjustments		**—**		(1)		(2)
Increases related to current year tax positions		**5**		9		3
Increases related to prior period tax positions		**2**		7		2
Decreases related to prior period tax positions		**—**		—		(3)
Settlements		**(5)**		—		(1)
Lapse of statute of limitations		**(4)**		(4)		(5)
Unrecognized tax benefits at end of year	$	**50**	$	52	$	41

It is reasonably possible that the liability associated with our unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of foreign currency fluctuations, ongoing audits, or the expiration of statutes of limitations. Settlements during 2024 are not expected to be significant based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although management believes that adequate provision has been made for such issues, the ultimate resolution could have an adverse effect on our earnings. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, generating a positive effect on earnings.

18. Financial Instruments and Risk Management

We operate internationally and utilize certain derivative financial instruments to mitigate our foreign currency exposures, primarily related to third-party and intercompany forecasted transactions. As a result of the use of derivative instruments, we are exposed to the risk that counterparties will fail to meet their contractual obligations. To mitigate this counterparty credit risk, we have a practice of entering into contracts with major financial institutions selected based upon their credit ratings and other financial factors. We monitor the creditworthiness of counterparties throughout the duration of the derivative instrument.

18. Financial Instruments and Risk Management (continued)

Derivative Holdings Designated as Hedges

The primary currencies to which we are exposed are the euro, British pound, Canadian dollar, Australian dollar, and the Japanese Yen. Generally, merchandise inventories are purchased by each geographic area in their respective local currency with the exception of the United Kingdom, whose merchandise inventory purchases are primarily denominated in euros. In 2024, our business in the United Kingdom plans to begin purchasing merchandise inventory in its local currency.

For option and foreign exchange forward contracts designated as cash flow hedges of the purchase of inventory, the effective portion of gains and losses is deferred as a component of AOCL and is recognized as a component of cost of sales when the related inventory is sold. The amount reclassified to cost of sales related to such contracts was not significant for any of the periods presented. The effective portion of gains or losses associated with other forward contracts is deferred as a component of AOCL until the underlying transaction is reported in earnings. The ineffective portion of gains and losses related to cash flow hedges recorded to earnings was not significant for any of the periods presented.

On May 6, 2022, we entered into a cross-currency swap contract to reduce the effect of the fluctuating U.S. Dollar ("USD") to Japanese Yen ("JPY") foreign exchange rate on our foreign currency-denominated intercompany loan between our Japanese and U.S. subsidiary. We expect the gains and losses on this contract to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from the remeasurement of the principal and interest accrued on the loan. Though the intercompany loan eliminates in consolidation, the foreign currency remeasurement of the loan and interest by the U.S. subsidiary is reflected in the consolidated financial statements.

The cross-currency swap contract has a notional amount of JPY 11 billion and final receipt of $85 million. The cross-currency swap contract, which matures on November 2, 2031, swaps Yen-denominated interest payments for U.S. dollar-denominated interest payments, thereby economically converting the JPY 11 billion fixed-rate 3.51% intercompany loan to a fixed-rate 6.77% USD-denominated receivable for our U.S. subsidiary.

We designated the cross-currency swap contract to hedge the changes in value of the intercompany loan and its variability on earnings. We apply fair value hedge accounting, and we consider market factors other than the change in the spot exchange rate on the notional amount of the swap to be excluded components. The foreign currency spot rate fluctuations on the cross-currency swap notional amount and interest accruals are reported in earnings each period, while all other changes are reported in other comprehensive income. Because the terms of the hedged item and the hedging instrument match and the likelihood of swap counterparty default is not probable, the hedge is expected to exactly offset changes in the fair value of the foreign currency debt resulting from to foreign currency fluctuations over the term of the swap.

As of February 3, 2024 and January 28, 2023, the cross-currency swap had a fair value of $7 million included in other assets and $3 million liability included in other liabilities, respectively. We record the changes in the fair value of the contract to AOCL. Each period, we reclassify an amount out of AOCL equal to the remeasurement gain or loss on the hedged intercompany loan that is recorded in selling, general and administrative expenses. As of February 3, 2024 and January 28, 2023, there was $2 million and $3 million in AOCL, net of tax, related to the cross-currency swap, respectively. In addition, we recognize swap interest income based on the differential in fixed interest rates per the contract. During 2023 and 2022, we recorded $3 million and $2 million of income in interest expense, net, respectively. Refer to Note 16 for further information regarding amounts recorded in AOCL.

Derivative Holdings Not Designated as Hedges

We enter into certain derivative contracts that are not designated as hedges, such as foreign exchange forward contracts and currency option contracts. These derivative contracts are used to manage certain costs of foreign currency-denominated merchandise purchases, intercompany transactions, and the effect of fluctuating foreign exchange rates on the reporting of foreign currency-denominated earnings. Changes in the fair value of derivative holdings not designated as hedges, as well as realized gains and premiums paid, are recorded in earnings immediately within SG&A or Other (expense) income, net, depending on the type of transaction. The aggregate amount recognized for these contracts was not significant for any of the periods presented.

FOOT LOCKER, INC.

18. Financial Instruments and Risk Management (continued)

Fair Value of Derivative Contracts

The following represents the fair value of our derivative contracts.

($ in millions)	Balance Sheet Caption	February 3, 2024	January 28, 2023
Hedging Instruments:			
Foreign exchange forward contracts	Current assets	$ **1**	$ —
Cross-currency swap contract	Non-current assets	$ **7**	$ —
Cross-currency swap contract	Non-current liabilities	$ **—**	$ 3

Business Risk

The retail business is highly competitive. Price, quality, selection of merchandise, reputation, store location, advertising, and customer experience are important competitive factors in our business. We operate in 26 countries and purchased 84% and 86% of our merchandise from our top 5 suppliers in 2023 and 2022, respectively. In both 2023 and 2022, we purchased 65% of our athletic merchandise from one major supplier, Nike, Inc. ("Nike").

Included in our Consolidated Balance Sheet at February 3, 2024, are the net assets of our European operations, which total $537 million and are located in 20 countries, 11 of which have adopted the euro as their functional currency.

19. Fair Value Measurements

We categorize our financial instruments into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs. Our financial assets recorded at fair value are categorized as follows:

Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Observable inputs other than quoted prices included within Level 1, including quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Our auction rate security, classified as available-for-sale, is recorded within Other assets on the Consolidated Balance Sheet and is recorded at fair value with gains and losses reported in Other (expense) income, net in our Consolidated Statements of Operations. The fair value of the auction rate security is determined by using quoted prices for similar instruments in active markets and accordingly is classified as a Level 2 instrument.

The fair value of the contingent consideration liability associated with the atmos acquisition is estimated using an option pricing model simulation that determines an average projected payment value across numerous iterations. See Note 1 for further details.

Our derivative financial instruments are valued using market-based inputs to valuation models. These valuation models require a variety of inputs, including contractual terms, market prices, yield curves, and measures of volatility and therefore are classified as Level 2 instruments.

19. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

($ in millions)	February 3, 2024			January 28, 2023		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:						
Available-for-sale security	$ —	$ 6	$ —	$ —	$ 6	$ —
Foreign exchange forward contracts	—	1	—	—	—	—
Cross-currency swap contract	—	7	—	—	—	—
Total assets	$ —	$ 14	$ —	$ —	$ 6	$ —
Liabilities:						
Contingent consideration	$ —	$ —	$ —	$ —	$ —	$ 4
Cross-currency swap contract	—	—	—	—	3	—
Total liabilities	$ —	$ —	$ —	$ —	$ 3	$ 4

There were no transfers into or out of Level 1, Level 2, or Level 3 for any of the periods presented.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. Assets and liabilities recognized or disclosed at fair value on the consolidated financial statements on a nonrecurring basis include items such as property, plant and equipment, operating lease right-of-use assets, goodwill, other intangible assets, and minority investments that are not accounted for under the equity method of accounting. These assets are measured using Level 3 inputs, if determined to be impaired.

We have a minority investment that is accounted for using the fair value measurement alternative, which is at cost adjusted for changes in observable prices minus impairment under the practicability exception. During 2023, we recognized a $478 million non-cash impairment charge related to our investment, thereby reducing the carrying value to $134 million. We estimated the fair value using both a discounted cash flow approach and a market approach, which consider forecasted cash flows provided by the investee's management, as well as assumptions over discount rates, terminal values, and selected comparable companies.

As of February 3, 2024, cumulative impairments on our portfolio of minority investments, including the impairment of $478 million recorded during 2023, were $531 million.

Long-Term Debt

The fair value of long-term debt is determined by using model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets and therefore are classified as Level 2.

($ in millions)	February 3, 2024	January 28, 2023
Carrying value [1]	$ 395	$ 395
Fair value	$ 337	$ 338

(1) The carrying value of debt for both periods reflected $5 million of issuer's discount and costs related to 4% Notes due in 2029.

The carrying values of cash and cash equivalents, restricted cash, and other current receivables and payables approximate their fair value.

FOOT LOCKER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Retirement Plans and Other Benefits

Pension and Other Postretirement Plans

We have defined benefit pension plans covering certain of our North American employees. In May 2019, the U.S. qualified pension plan was amended such that all employees who were not participants in the plan as of December 31, 2019, will not become participants after such date. All benefit accruals were frozen as of December 31, 2019 for all plan participants with less than eleven years of service as of that date. For participants with more than eleven years of service as of December 31, 2019, benefit accruals were frozen as of December 31, 2022. Participants continue to accrue interest at a fixed rate of 6% per year.

We also sponsor postretirement medical and life insurance plans, which are available to most of our retired U.S. employees. These plans are contributory and are not funded. These plans are not significant.

The following tables set forth the plans' changes in benefit obligations and plan assets, funded status, and amounts recognized in the Consolidated Balance Sheets related to our pension plans:

($ in millions)		**2023**		2022
Change in benefit obligation:				
Benefit obligation at beginning of year	$	**566**	$	674
Service cost		**6**		14
Interest cost		**27**		21
Actuarial gains		**(6)**		(93)
Foreign currency translation adjustments		**—**		(2)
Benefits paid		**(35)**		(48)
Settlement		**(127)**		—
Benefit obligation at end of year	$	**431**	$	566
Change in plan assets:				
Fair value of plan assets at beginning of year	$	**546**	$	676
Actual return on plan assets		**4**		(83)
Employer contributions		**3**		3
Foreign currency translation adjustments		**—**		(2)
Benefits paid		**(35)**		(48)
Settlement		**(124)**		—
Fair value of plan assets at end of year	$	**394**	$	546
Funded status	$	**(37)**	$	(20)
Amounts recognized on the balance sheet:				
Other assets	$	**4**	$	4
Accrued and other liabilities		**(3)**		(3)
Other liabilities		**(38)**		(21)
	$	**(37)**	$	(20)

The Canadian qualified pension plan's assets exceeded its accumulated benefit obligation for both 2023 and 2022. Our non-qualified pension plans have an accumulated benefit obligation in excess of plan assets, as these plans are unfunded. Accordingly, the table below reflects the U.S. qualified and non-qualified plans.

($ in millions)		**2023**		2022
Projected benefit obligation	$	**400**	$	533
Accumulated benefit obligation		**400**		533
Fair value of plan assets		**359**		509

FOOT LOCKER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Retirement Plans and Other Benefits (continued)

The following table provides the amounts recognized in AOCL on a pre-tax basis related to the pension plans:

($ in millions)		
Net actuarial loss at beginning of year	$	329
Amortization of net loss		(11)
Loss arising during the year		19
Settlement charge		(75)
Net actuarial loss at end of year	$	262

The actuarial losses recognized during 2023 were primarily driven by lower actual return as compared with the expected return on plan assets and updated assumptions based on recent experience, partially offset by an increase in discount rates applied against future expected benefit payments, which resulted in a decrease in the benefit obligation for the pension benefit plans.

During the fourth quarter of 2023, as part of our efforts to reduce pension plan obligations, we transferred approximately $109 million of our U.S. Qualified pension plan registered assets and liabilities to an insurance company through the purchase of a group annuity contract, under which an insurance company is required to directly pay and administer pension payments to certain of our pension plan participants, or their designated beneficiaries. In connection with this transaction, we recorded a non-cash pretax settlement charge of $75 million. The settlement charge was calculated based on the total of the lump sum payments and the amount paid to the insurance company. This settlement charge accelerated the recognition of previously unrecognized losses in AOCL.

The following weighted-average assumptions were used to determine the benefit obligations under the plans:

	2023	2022
Discount rate	5.2%	5.0%
Rate of compensation increase [1]	3.0%	3.6%

(1) The rate of compensation increase for 2023 relates only to Canadian pension plan, as the other plans are frozen.

Pension expense is actuarially calculated annually based on data available at the beginning of each year. The expected return on plan assets is determined by multiplying the expected long-term rate of return on assets by the market-related value of plan assets for the U.S. qualified pension plan and market value for the Canadian qualified pension plan. The market-related value of plan assets is a calculated value that recognizes investment gains and losses in fair value related to equities over three or five years, depending on which computation results in a market-related value closer to market value. Market-related value for the U.S. qualified plan was $513 million and $618 million for 2023 and 2022, respectively.

Assumptions used in the calculation of net benefit cost include the discount rate selected and disclosed at the end of the previous year, as well as other assumptions detailed in the table below:

	2023	2022	2021
Discount rate	5.0%	3.2%	2.5%
Rate of compensation increase [1]	3.0%	3.6%	3.6%
Expected long-term rate of return on assets	5.6%	4.8%	5.3%

(1) The rate of compensation increase for 2023 relates only to Canadian pension plan, as the other plans are frozen.

The expected long-term rate of return on invested plan assets is based on the plans' weighted-average target asset allocation, as well as historical and future expected performance of those assets. The target asset allocation is selected to obtain an investment return that is sufficient to cover the expected benefit payments and to reduce the variability of our future contributions.

FOOT LOCKER, INC.

20. Retirement Plans and Other Benefits (continued)

The following are the components of net periodic pension benefit cost. Service cost is recognized as a component of SG&A and the remaining pension and postretirement expense components are recognized as part of Other (expense) income, net.

($ in millions)		2023		2022		2021
Service cost	$	6	$	14	$	16
Interest cost		27		21		18
Expected return on plan assets		(29)		(31)		(35)
Amortization of net loss		11		10		10
Settlement charge		75		—		—
Net benefit expense	$	90	$	14	$	9

The mortality assumption used to value the 2023 and 2022 U.S. pension obligations was the Pri-2012 mortality table with generational projection using MP-2021 for both males and females. For years ended February 3, 2024 and January 28, 2023, we used the 2014 CPM Private Sector mortality table projected generationally with Scale CPM-B for both males and females to value its Canadian pension obligations

Plan Assets

The target composition of our U.S. qualified pension plan assets is 70% fixed-income securities, 28.5% equities, and 1.5% real estate. We may alter the asset allocation targets from time to time depending on market conditions and the funding requirements of the pension plan. This current asset allocation has and is expected to limit volatility with regard to the funded status of the plan, but may result in higher pension expense due to the lower long-term rate of return associated with fixed-income securities. Due to market conditions and other factors, actual asset allocations may vary from the target allocation outlined above. The target composition of our Canadian qualified pension plan assets is 95% fixed-income securities and 5% equities. We believe plan assets are invested in a conservative manner with the same overall objective and investment strategy as noted below for the U.S. pension plan. The bond portfolio is comprised of government and corporate bonds chosen to match the duration of the pension plan's benefit payment obligations. This current asset allocation will limit future volatility.

We believe plan assets are invested in a conservative manner with an objective of providing a total return that, over the long term, provides sufficient assets to fund benefit obligations, taking into account our expected contributions and the level of funding risk deemed appropriate. Our investment strategy seeks to diversify assets among classes of investments with differing rates of return, volatility, and correlation in order to reduce funding risk. Diversification within asset classes is also utilized to ensure that there are no significant concentrations of risk in plan assets and to reduce the effect that the return on any single investment may have on the entire portfolio.

Valuation of Investments

Commingled trust funds are valued at the net asset value of units held by the plan at year end. Stocks and mutual funds traded on U.S. and Canadian security exchanges are valued at closing market prices on the measurement date. Each category of U.S. and Canadian plan assets is classified within the same level of the fair value hierarchy for 2023 and 2022.

20. Retirement Plans and Other Benefits (continued)

The fair values of the U.S. pension plan assets at February 3, 2024 and January 28, 2023 were as follows:

($ in millions)	Level 1	Level 2	Level 3	2023 Total	2022 Total
Cash	$ 1	$ —	$ —	$ 1	$ 2
Cash equivalents	—	3	—	3	1
Commingled funds:					
Equity securities	—	91	—	91	130
Fixed-income securities	—	241	—	241	341
Real estate securities	—	5	—	5	8
Corporate stock	11	—	—	11	17
Mutual fund	7	—	—	7	10
Total assets at fair value	$ 19	$ 340	$ —	$ 359	$ 509

The fair values of the Canadian pension plan assets at February 3, 2024 and January 28, 2023 were as follows:

($ in millions)	Level 1	Level 2	Level 3	2023 Total	2022 Total
Cash equivalents	$ —	$ 7	$ —	$ 7	$ 6
Equity securities:					
Canadian and international	3	—	—	3	3
Fixed-income securities:					
Cash matched bonds	—	25	—	25	28
Total assets at fair value	$ 3	$ 32	$ —	$ 35	$ 37

Contributions and Expected Payments

We were not required to make any contributions to the U.S. qualified pension plan in 2023 and 2022. We do not anticipate making any contributions to the U.S. qualified pension plan in 2024 due to the strong funded status of the plan, however we continually evaluate the amount and timing of any potential contributions based on market conditions and other factors. We paid $3 million during 2023 and 2022 related to our unfunded non-qualified pension plans.

Estimated future benefit payments for each of the next five years and the five years thereafter are as follows:

($ in millions)	
2024	$ 46
2025	34
2026	33
2027	32
2028	32
2029 - 2033	145

Savings Plans

We have a 401(k) plan that is available to employees whose primary place of employment is the U.S., and another plan that is available to employees whose primary place of employment is in Puerto Rico. With the acquisition of WSS in 2021, we became the sponsor of the 401(k) plan for WSS employees. The charges for matching contributions were not significant for any of the periods presented.

FOOT LOCKER, INC.

21. Share-Based Compensation

Stock Awards

Under our amended and restated 2007 Stock Incentive Plan (the "2007 Stock Plan"), stock options, restricted stock, restricted stock units, stock appreciation rights, or other share-based awards may be granted to nonemployee directors, officers, and other employees, including our subsidiaries and operating divisions worldwide. Options for employees become exercisable in substantially equal annual installments over a three-year period, beginning with the first anniversary of the date of grant of the option, unless a shorter or longer duration is established at the time of the option grant. The options terminate ten years from the date of grant. Effective May 17, 2023, the 2007 Stock Plan was amended and restated to increase the number of shares of common stock reserved for all awards to 14 million shares. As of February 3, 2024, there were 12,598,147 shares available for issuance under this plan.

During 2022, the Company granted options and other awards to its President and Chief Executive Officer, Mary N. Dillon. These awards were granted outside of the 2007 Stock Incentive Plan as employment inducement awards and did not require shareholder approval under the rules of the New York Stock Exchange or otherwise. Shares available for future grant under this plan of 408,636 are reserved for the sole purpose to issue shares pursuant to her employment inducement awards.

Employees Stock Purchase Plan

On May 17, 2023, the Company adopted the 2023 Foot Locker Employee Stock Purchase Plan ("2023 ESPP"), whose terms are substantially the same as the 2013 Foot Locker Employee Stock Purchase Plan ("2013 ESPP"). Under our 2023 ESPP, participating employees are able to contribute up to 10% of their annual compensation, not to exceed $25,000 in any plan year, through payroll deductions to acquire shares of our common stock at 85% of the lower market price on specified dates in each plan year. Under the 2023 ESPP, participating employees are now permitted to purchase shares in June and December of each year. Of the 3,000,000 shares of common stock authorized under the 2023 ESPP, there were 2,785,161 shares available for purchase as of February 3, 2024. No further shares may be issued under the 2013 ESPP.

Share-Based Compensation Expense

($ in millions)	2023	2022	2021
Options and employee stock purchase plan	$ 4	$ 5	$ 6
Restricted stock units and performance stock units	9	26	23
Total share-based compensation expense	$ 13	$ 31	$ 29
Tax benefit recognized	$ 2	$ 3	$ 3

Option and Employee Stock Purchase Plan Valuation Model and Assumptions

The Black-Scholes option-pricing model is used to estimate the fair value of options and the stock purchase plan. The Black-Scholes option-pricing model incorporates various and subjective assumptions, including expected term and expected volatility.

We estimate the expected term of options using our historical exercise and post-vesting employment termination patterns, which we believe are representative of future behavior. The expected term for the employee stock purchase plan valuation is based on the length of each purchase period as measured at the beginning of the offering period. Effective with the adoption of the 2023 ESPP, we provide two offering periods.

We estimate the expected volatility of our common stock at the grant date using a weighted-average of our historical volatility and implied volatility from traded options on our common stock. We believe that this combination of historical volatility and implied volatility provides a better estimate of future stock price volatility.

21. Share-Based Compensation (continued)

The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The expected dividend yield is derived from our historical experience.

The following table shows the assumptions used to compute compensation expense for our options and stock purchase plan:

	Stock Option Plans			Stock Purchase Plan		
	2023	2022	2021	**2023**	2022	2021
Weighted-average risk free rate of interest	**3.6%**	2.5%	0.9%	**3.8%**	1.0%	0.1%
Expected volatility	**50%**	50%	47%	**40%**	40%	45%
Weighted-average expected award life (in years)	**5.5**	5.5	5.5	**0.5**	1.0	1.0
Dividend yield	**3.7%**	3.8%	1.5%	**3.7%**	2.6%	4.0%
Weighted-average fair value	$ **13.53**	$ 10.80	$ 20.22	$ **5.32**	$ 18.46	$ 9.61

The information set forth in the following table covers options granted under our stock option plans:

	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
	(in thousands)	(in years)	(per share)
Options outstanding at the beginning of the year	3,256		$ 47.85
Granted	341		37.72
Exercised	(194)		23.93
Expired or cancelled	(665)		48.08
Options outstanding at February 3, 2024	2,738	3.3	$ 48.23
Options exercisable at February 3, 2024	2,321	2.3	$ 50.25

The total fair value of options vested was $5 million, $4 million, and $4 million, during 2023, 2022, and 2021, respectively. During the years ended February 3, 2024, January 28, 2023, and January 29, 2022, we received $5 million, $6 million, and $10 million, respectively, in cash from option exercises and recognized a related tax benefit of an insignificant amount in 2023 and 2022, and $2 million in 2021.

The total intrinsic value of options exercised (the difference between the market price of the Company's common stock on the exercise date and the price paid by the optionee to exercise the option) is presented below:

($ in millions)	**2023**	2022	2021
Exercised	$ **3**	$ 1	$ 8

The aggregate intrinsic value for stock options outstanding, and those outstanding and exercisable (the difference between the closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) is presented below:

($ in millions)	**2023**
Outstanding	$ 4
Outstanding and exercisable	$ 3

FOOT LOCKER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Share-Based Compensation (continued)

As of February 3, 2024, there was $2 million of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a remaining weighted-average period of 1.5 years.

The following table summarizes information about stock options outstanding and exercisable at February 3, 2024:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(in thousands, except prices per share and contractual life)				
$21.60 - $30.98	688	4.1	$ 24.77	593	$ 24.07
$36.49 - $46.64	682	5.2	41.71	369	44.19
$53.61 - $58.94	400	2.6	56.58	391	56.65
$62.02 - $72.83	968	1.6	66.02	968	66.02
	2,738	3.3	$ 48.23	2,321	$ 50.25

Restricted Stock Units and Performance Stock Units

Restricted stock units ("RSU") may be awarded to certain officers, key employees of the Company, and nonemployee directors. Additionally, performance stock units ("PSU") are awarded to officers and certain key employees in connection with our long-term incentive program. Each RSU and PSU represents the right to receive one share of our common stock provided that the applicable performance and vesting conditions are satisfied. PSU awards granted in 2023 and 2022 also include a performance objective based on our relative total shareholder return over the performance period to a pre-determined peer group, assuming the reinvestment of dividends. The fair value of these awards is determined using a Monte Carlo simulation as of the date of the grant.

Generally, RSU awards fully vest after the passage of time, typically three years for employees and one year for nonemployee directors, provided there is continued service with the Company until the vesting date, subject to the terms of the award. PSU awards are earned only after the attainment of performance goals during the relevant performance period and vest after an additional one-year period. No dividends are paid or accumulated on any RSU or PSU awards. Compensation expense is recognized using the market value at the date of grant and is amortized over the vesting period.

RSU and PSU activity is summarized as follows:

	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Grant Date Fair Value
	(in thousands)	(in years)	(per share)
Nonvested at beginning of year	1,992		$ 37.58
Granted	1,204		35.75
Vested	(689)		34.08
Performance adjustment [1]	(866)		
Forfeited	(263)		39.02
Nonvested at February 3, 2024	1,378	1.2	$ 38.81
Aggregate value ($ in millions)	$ 53		

(1) This represents adjustments made to PSU awards reflecting changes in estimates based upon our current performance against predefined financial targets.

21. Share-Based Compensation (continued)

The total fair value of awards vested was $23 million, $6 million, and $23 million, for 2023, 2022, and 2021, respectively. At February 3, 2024, there was $19 million of total unrecognized compensation cost related to nonvested awards.

22. Legal Proceedings

Legal proceedings pending against the Company or its consolidated subsidiaries consist of ordinary, routine litigation, or pre-litigation demands, including administrative proceedings, incidental to the business of the Company or businesses that have been sold or discontinued by the Company in past years. These legal proceedings include commercial, intellectual property, customer, environmental, and employment-related claims. Additionally, the Company is a defendant in a consolidated class action alleging wage/hour and wage statement violations in California.

We do not believe that the outcome of any such legal proceedings pending against the Company or its consolidated subsidiaries, as described above, would have a material adverse effect on our consolidated financial position, liquidity, or results of operations, taken as a whole, based upon current knowledge and taking into consideration current accruals. Litigation is inherently unpredictable. Judgments could be rendered or settlements made that could adversely affect the Company's operating results or cash flows in a particular period.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements between the Company and its independent registered public accounting firm on matters of accounting principles or practices.

Item 9A. Controls and Procedures

(a)   Evaluation of Disclosure Controls and Procedures

The Company's management performed an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of February 3, 2024. Based on that evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of February 3, 2024.

Per Rules 13a-15(e) and 15d-15(e), the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company's management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud due to inherent limitations of internal controls. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

(b)   Remediation of Previously Disclosed Material Weakness in Internal Controls over Financial Reporting

We previously identified and disclosed in our 2022 Annual Report on Form 10-K, a material weakness in our internal control over financial reporting related to certain ineffective general information technology controls over logical access and change management at our WSS business. As a result, process level automated controls and manual controls that were dependent on the completeness and accuracy of information derived from the affected information systems were also ineffective. In accordance with our internal control compliance program, a material weakness is not considered remediated until the remediation processes have been operational for a sufficient period of time and successfully tested. Throughout the year ended February 3, 2024, we undertook remediation measures. Our remediation efforts included (i) designing and implementing controls related to deprovisioning, privileged access, and user access reviews, (ii) developing an enhanced risk assessment process to evaluate logical access, and (iii) improving the existing training program associated with control design and implementation. In light of this material weakness, management performed additional procedures over our affected IT environment and personnel to determine if any unauthorized action had been taken and found no such instances. As of February 3, 2024, management completed the implementation of our remediation efforts of the material weakness.

(c)   Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). To evaluate the effectiveness of the Company's internal control over financial reporting, the Company uses the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO Framework"). Using the 2013 COSO Framework, the Company's management, including the CEO and CFO, under the oversight of the Board of Directors, evaluated the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective as of February 3, 2024.

A company's internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our independent registered public accounting firm, KPMG LLP, who audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's effectiveness of internal control over financial reporting, which is included in Item 9A(d).

(d)   Changes in Internal Control over Financial Reporting

Other than execution of the material weakness remediation activities described above, there were no other changes in internal control over financial reporting (as defined by Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended February 3, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)   Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Foot Locker, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Foot Locker, Inc. and subsidiaries' (the Company) internal control over financial reporting as of February 3, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 3, 2024 and January 28, 2023, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended February 3, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
New York, New York
March 28, 2024

Item 9B. Other Information

During the quarter ended February 3, 2024, no director or officer (as defined in Rule 16a-1(f) promulgated under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

    (a) Directors of the Company
        Information relative to directors of the Company will be set forth under the heading "Proposal 1: Election of Directors" in the Proxy Statement and is incorporated herein by reference.

    (b) Executive Officers of the Company
        Information with respect to executive officers of the Company is set forth in Item 4A in Part I.

    (c) Information on our audit committee and the audit committee financial expert will be contained under the heading "Committees" under the Governance section of the Proxy Statement and is incorporated herein by reference.

    (d) Information about the Code of Business Conduct applicable to our employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and the Board of Directors, will be set forth under the heading "Code of Business Conduct" under the Governance section of the Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

Information set forth in the Proxy Statement beginning with the section captioned "Director Compensation" through and including the section captioned "Excess Savings Plan" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information set forth in the Proxy Statement under the section captioned "Shareholder Ownership" is incorporated herein by reference. Equity compensation plan information is contained under the "Stock Awards" and "Employees Stock Purchase Plan" sections of the *Share-Based Compensation* note in "Item 8. Consolidated Financial Statements and Supplementary Data."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information set forth under the heading "Directors' Independence" under the Governance section of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor Firm ID: 185. Information about the principal accounting fees and services is set forth under the heading "Audit and Non-Audit Fees" under the "Proposal 3" section of the Proxy Statement and is incorporated herein by reference. Information about the Audit Committee's preapproval policies and procedures is set forth in the section captioned "Audit Committee Preapproval Policies and Procedures" under the "Proposal 3" section of the Proxy Statement and is incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) and (2) Financial Statements
The list of financial statements required by this item is set forth in Item 8. "Consolidated Financial Statements and Supplementary Data." All other schedules specified under Regulation S-X have been omitted because they are not applicable, because they are not required, or because the information required is included in the financial statements or notes thereto.

(a)(3) and (c) Exhibits
An index of the exhibits are on pages 79 through 82.

Item 16. Form 10-K Summary

None.

FOOT LOCKER, INC.

INDEX OF EXHIBITS

Exhibit No.	Description
3.1	Certificate of Incorporation of the Registrant, as filed by the Department of State of the State of New York on April 7, 1989 (incorporated herein by reference to Exhibit 3(i)(a) to the Quarterly Report on Form 10-Q for the quarterly period ended July 26, 1997 filed on September 4, 1997 (the "July 26, 1997 Form 10-Q")), as amended by Certificates of Amendment of the Certificate of Incorporation of the Registrant, as filed by the Department of State of the State of New York on (a) July 20, 1989, (b) July 24, 1990, (c) July 9, 1997 (incorporated herein by reference to Exhibit 3(i)(b) to the July 26, 1997 Form 10-Q), (d) June 11, 1998 (incorporated herein by reference to Exhibit 4.2(a) to the Registration Statement on Form S-8 (Registration No. 333-62425)), (e) November 1, 2001 (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (Registration No. 333-74688)), (f) May 28, 2014 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K dated May 21, 2014 filed on May 28, 2014), and (g) December 8, 2020 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K dated December 7, 2020 filed on December 8, 2020).
3.2	Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K dated September 22, 2023 filed on September 22, 2023).
4.1*	Description of Registrant's Securities (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K for the fiscal year ended January 29, 2022 filed on March 22, 2022).
4.2	Indenture, dated as of October 5, 2021, by and among the Registrant, certain guarantors from time to time party thereto, and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K dated September 29, 2021 filed on October 5, 2021.
4.3	Form of 4% Senior Notes due 2029 (incorporated herein by reference to Exhibit 4.2 to the September 29, 2021 form 8-K).
10.1	Credit Agreement, dated as of May 19, 2016, among the Registrant, the guarantors party thereto, the lenders party thereto and Wells Fargo, National Association, as agent, letter of credit issuer and swing line lender (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated May 19, 2016 filed on May 19, 2016).
10.2	Amendment No. 1 to Credit Agreement, dated as of July 14, 2020, among the Registrant, the guarantors party thereto, the lenders party thereto, and Wells Fargo, National Association, as administrative agent, letter of credit issuer, and swing line lender (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated July 14, 2020 filed on July 16, 2020).
10.3	Amendment No. 2 to Credit Agreement, dated as of May 19, 2021, among the Registrant, the guarantors party thereto, the lenders party thereto, and Wells Fargo, National Association, as administrative agent, letter of credit issuer, and swing line lender (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Foot Locker, Inc. on May 20, 2021).
10.4	Amendment No. 3 to Credit Agreement, dated as of April 21, 2023, among the Registrant, the guarantors party thereto, the lenders party thereto, and Wells Fargo, National Association, as administrative and collateral agent, letter of credit issuer, and swing line lender (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 25, 2023 filed on April 25, 2023).
10.5	Trust Agreement dated as of November 12, 1987 ("Trust Agreement"), between F.W. Woolworth Co. and The Bank of New York, as amended and assumed by the Registrant (incorporated herein by reference to Exhibit 10(j) to the 8-B Registration Statement), as amended by Amendment No. 1 to Trust Agreement made as of April 11, 2001 (incorporated herein by reference to Exhibit 10.4 to the May 5, 2001 Form 10-Q).

Exhibit No.	Description
10.6†	Foot Locker 2007 Stock Incentive Plan, amended and restated as of March 22, 2023 (incorporated herein by reference to Exhibit 10.1 on Form S-8 (Registration No.333-272007), filed on May 17, 2023 (the "2023 Form S-8")).
10.7†	Executive Incentive Cash Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated March 28, 2018 filed on April 3, 2018).
10.8†	Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K dated March 23, 2016 filed on March 29, 2016).
10.9†	2023 Foot Locker Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.2 on the 2023 Form S-8).
10.10†	Excess Cash Balance Plan (incorporated herein by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended January 31, 2009 filed on March 30, 2009 (the "2008 Form 10-K")).
10.11†	Excess Savings Plan (incorporated herein by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the fiscal year ended January 30, 2021 filed on March 25, 2021).
10.12†	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended January 29, 2022 filed on March 22, 2022).
10.13†	Form of Restricted Stock Unit Award Agreement for Executives (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K for the fiscal year ended January 29, 2022 filed on March 22, 2022).
10.14†	Form of Restricted Stock Unit Award Agreement for Directors (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended January 29, 2022 filed on March 22, 2022).
10.15†	Form of Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended January 29, 2022 filed on March 22, 2022).
10.16†	Form of Stock Option Inducement Award Agreement (Annual Award) for Mary N. Dillon (incorporated herein by reference to Exhibit 99.3 on Form S-8 (Registration No. 333-267044), filed on August 24, 2022 (the "2022 Form S-8")).
10.17†	Form of Restricted Stock Unit Inducement Award Agreement (Annual Award) for Mary N. Dillon (incorporated herein by reference to Exhibit 99.4 to the 2022 Form S-8).
10.18†	Form of Restricted Stock Unit Inducement Award Agreement for Mary N. Dillon (Sign-On Award) (incorporated herein by reference to Exhibit 99.1 to the 2022 Form S-8).
10.19†	Form of Performance Stock Unit Inducement Award Agreement (Annual Award) for Mary N. Dillon (incorporated herein by reference to Exhibit 99.5 to the 2022 Form S-8).
10.20†	Form of Performance Stock Unit Inducement Award Agreement (Transformation Award) for Mary N. Dillon (incorporated herein by reference to Exhibit 99.2 to the 2022 Form S-8).
10.21†	Executive Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10(d) to the Registration Statement on Form 8-B filed on August 7, 1989 (Registration No. 1-10299) (the "8-B Registration Statement")), as amended by Amendment No. 1 to Executive Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10(c)(i) to the Annual Report on Form 10-K for the fiscal year ended January 28, 1995 filed on April 24, 1995), Amendment No. 2 to Executive Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10(d)(ii) to the Annual Report on Form 10-K for the fiscal year ended January 27, 1996 filed on April 26, 1996).

Exhibit No.	Description
10.22†	Supplemental Executive Retirement Plan (the "SERP"), as amended and restated (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 13, 2007 filed on August 17, 2007), as amended by Amendment No. 1 to SERP (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated May 25, 2011 filed on May 27, 2011), Amendment No. 2 to SERP (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K dated March 26, 2014 filed on April 1, 2014), Amendment No. 3 to SERP (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated May 22, 2019 filed on May 28, 2019), and Amendment No. 4 to SERP (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2019 filed on September 11, 2019).
10.23†	Directors' Retirement Plan, as amended (incorporated herein by reference to Exhibit 10(k) to the 8-B Registration Statement), as amended by Amendment No. 1 to Directors' Retirement Plan (incorporated herein by reference to Exhibit 10(c) to the Quarterly Report on Form 10-Q for the quarterly period ended October 28, 1995 filed on December 11, 1995).
10.24†	Automobile Expense Reimbursement Program for Senior Executives (incorporated herein by reference to Exhibit 10.26 to the 2008 Form 10-K).
10.25†	Executive Medical Expense Allowance Program for Senior Executives (incorporated herein by reference to Exhibit 10.27 to the 2008 Form 10-K).
10.26†	Financial Planning Allowance Program for Senior Executives (incorporated herein by reference to Exhibit 10.28 to the 2008 Form 10-K).
10.27†	Long-Term Disability Program for Senior Executives (incorporated herein by reference to Exhibit 10.32 to the 2008 Form 10-K).
10.28†	Employment Agreement, dated August 16, 2022, by and between Mary N. Dillon and the Company, (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K dated August 16, 2022 filed on August 19, 2022).
10.29†	Employment Agreement, dated November 6, 2014, by and between Richard A. Johnson and the Company (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K dated November 3, 2014 filed on November 7, 2014).
10.30†	Amendment No. 1 to Employment Agreement, dated August 17, 2022, by and between Richard A. Johnson and the Company (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 16, 2022 filed on August 19, 2022).
10.31†	Form of Senior Executive Employment Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 20, 2015 filed on April 20, 2015).
10.32†*	Form of Senior Executive Offer Letter (including specific contractual obligations).
10.33†*	Form of Indemnification Agreement, as amended.
19*	Policy Prohibiting Insider Trading.
21*	Subsidiaries of the Registrant.
23*	Consent of Independent Registered Public Accounting Firm.

Exhibit No.	Description
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Incentive Compensation Recoupment Policy.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†   Management contract or compensatory plan or arrangement
*   Filed herewith
**   Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOOT LOCKER, INC.

By: /s/ MARY N. DILLON
_____
Mary N. Dillon
President and Chief Executive Officer

Date: March 28, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 28, 2024, by the following persons on behalf of the Company and in the capacities indicated.

/s/ MARY N. DILLON	/s/ MICHAEL BAUGHN
Mary N. Dillon	Michael Baughn
President and	*Executive Vice President and*
Chief Executive Officer	*Chief Financial Officer*
/s/ GIOVANNA CIPRIANO	/s/ STEVEN OAKLAND
Giovanna Cipriano	Steven Oakland
Senior Vice President and Chief Accounting Officer	*Director*
/s/ VIRGINIA C. DROSOS	/s/ ULICE PAYNE, JR.
Virginia C. Drosos	Ulice Payne, Jr.
Director	*Director*
/s/ ALAN D. FELDMAN	/s/ KIMBERLY K. UNDERHILL
Alan D. Feldman	Kimberly K. Underhill
Director	*Director*
/s/ GUILLERMO G. MARMOL	/s/ TRISTAN WALKER
Guillermo G. Marmol	Tristan Walker
Director	*Director*
/s/ DARLENE NICOSIA	/s/ DONA D. YOUNG
Darlene Nicosia	Dona D. Young
Director	*Non-Executive Chair*

(THIS PAGE INTENTIONALLY LEFT BLANK)

Exhibit 21

FOOT LOCKER, INC. SUBSIDIARIES [1]

The following is a list of subsidiaries of Foot Locker, Inc. as of February 3, 2024, omitting some subsidiaries, which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Jurisdiction of Incorporation
Foot Locker Australia, Inc.	Virginia
Foot Locker Australia Holdings, LLC	Virginia
Foot Locker New Zealand, Inc.	Virginia
Foot Locker New Zealand Holdings, LLC	Virginia
Team Edition Apparel, Inc.	Florida
FL Canada Holdings, Inc.	Delaware
Foot Locker Sourcing, Inc.	Delaware
Foot Locker Services Pte. Ltd.	Singapore
FLE Holdings Coöperatief U.A.	Netherlands
FLE Logistics B.V.	Netherlands
Foot Locker Greece Athletic Goods Ltd.	Greece
FL Finance (Europe) Limited	Ireland
Foot Locker Retail Ireland Limited	Ireland
Foot Locker Europe B.V.	Netherlands
FL Ventures B.V.	Netherlands
Foot Locker Poland Spólka z ograniczonq odpowiedzialnościq	Poland
Foot Locker Hungary Kft	Hungary
Foot Locker Romania SRL	Romania
Foot Locker Canada Co.	Canada
Foot Locker Norway B.V.	Netherlands
Foot Locker Denmark B.V.	Netherlands
Runners Point B.V. & Co. KG	Germany
RPG.com GmbH	Germany
Sidestep GmbH	Germany
Runners Point Administration GmbH	Germany
Runners Point Switzerland LLC	Switzerland
Foot Locker Germany Holdings GmbH	Germany
Foot Locker Germany GmbH & Co. KG	Germany
Foot Locker Germany Administration GmbH	Germany
Foot Locker France S.A.S.	France
Foot Locker Austria GmbH	Austria
Foot Locker Belgium B.V.	Belgium
Foot Locker Czech Republic s.r.o.	Czech Republic
Foot Locker - Artigos Desportivos e de Tempos Livres Lda.	Portugal
Foot Locker Europe.com B.V.	Netherlands
Foot Locker Scandinavia B.V.	Netherlands
Foot Locker Switzerland LLC	Switzerland
Foot Locker U.K. Limited	U.K.
Freedom Sportsline Limited	U.K.

Name	Jurisdiction of Incorporation
Foot Locker Italy S.r.l.	Italy
Foot Locker Netherlands B.V.	Netherlands
Foot Locker Spain S.L.U.	Spain
Foot Locker Asia Pte. Ltd.	Singapore
Foot Locker Japan GK	Japan
Foot Locker Korea LLC	South Korea
Foot Locker Macau, Limited	Macau
Foot Locker Taiwan Ltd.	Taiwan
Hommyo Limited	Hong Kong
atmos Korea Inc.	Korea
Foot Locker Hong Kong Limited	Hong Kong
Foot Locker Specialty, Inc.	New York
Foot Locker Retail, Inc.	New York
FL atmos US, LLC	New York
FL atmos US Holdco, LLC	New York
Foot Locker atmos Japan G.K.	Japan
Eurostar, Inc.	Delaware
Foot Locker Card Services LLC	Virginia
Foot Locker Stores, Inc.	Delaware
Foot Locker Corporate Services, Inc.	Delaware

(1) Each subsidiary company is 100% owned, directly or indirectly, by Foot Locker, Inc. All subsidiaries are consolidated with Foot Locker, Inc. for accounting and financial reporting purposes.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following registration statements of Foot Locker, Inc. and subsidiaries of our reports dated March 28, 2024, with respect to the consolidated financial statements of Foot Locker, Inc. and subsidiaries and the effectiveness of internal control over financial reporting.

    Form S-8 No. 333-33120
    Form S-8 No. 333-121515
    Form S-8 No. 333-144044
    Form S-8 No. 333-149803
    Form S-8 No. 333-167066
    Form S-8 No. 333-171523
    Form S-8 No. 333-190680
    Form S-8 No. 333-196899
    Form S-8 No. 333-267044
    Form S-8 No. 333-272007

/s/ KPMG LLP

New York, New York
March 28, 2024

Exhibit 31.1

CERTIFICATION

I, Mary N. Dillon, certify that:

1. I have reviewed this Annual Report on Form 10-K of Foot Locker, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the Audit Committee of the Registrant's Board of Directors:

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

March 28, 2024

/s/ MARY N. DILLON
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Michael Baughn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Foot Locker, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the Audit Committee of the Registrant's Board of Directors:

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

March 28, 2024

/s/ MICHAEL BAUGHN
Chief Financial Officer

Exhibit 32

FOOT LOCKER, INC.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Foot Locker, Inc. (the "Registrant") for the period ended February 3, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Mary N. Dillon, as Chief Executive Officer of the Registrant and Michael Baughn, as Chief Financial Officer of the Registrant, each hereby certify, pursuant to 18 U.S.C. Section 1350, that:

    (1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: March 28, 2024

/s/ MARY N. DILLON
_____
Mary N. Dillon
Chief Executive Officer

/s/ MICHAEL BAUGHN
_____
Michael Baughn
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates it by reference.

FOOT LOCKER, INC.

BOARD OF DIRECTORS

Mary N. Dillon [1]
President and
Chief Executive Officer

Dona D. Young [1, 2, 4]
Non-Executive Chair;
Retired Chairman,
President and Chief Executive Officer
The Phoenix Companies, Inc.

Virginia C. Drosos [2, 5]
Chief Executive Officer
Signet Jewelers Limited

Alan D. Feldman [3, 5]
Retired Chairman,
President and Chief Executive Officer
Midas, Inc.

Guillermo G. Marmol [1, 2, 3]
President and Chief Executive Officer
Porosome Therapeutics, Inc.;
President
Marmol & Associates

Darlene Nicosia [2, 3]
Chief Executive Officer
Hearthside Food Solutions LLC

Steven Oakland [1, 4, 5]
Chairman, Chief Executive Officer
and President
TreeHouse Foods, Inc.

Ulice Payne, Jr. [1, 2, 4]
President
Cyber-Athletix, LLC;
President and Managing Member
Addison-Clifton, LLC

Kimberly K. Underhill [1, 3, 4]
Senior Advisor
Boston Consulting Group

Tristan Walker [4, 5]
Managing Member
Heirloom Management Company, LLC

EXECUTIVE LEADERSHIP TEAM

Mary N. Dillon
President and
Chief Executive Officer

Michael A. Baughn
Executive Vice President and
Chief Financial Officer

Franklin R. Bracken
Executive Vice President and
Chief Commercial Officer

Cindy Carlisle
Executive Vice President and
Chief Human Resources Officer

Jennifer L. Kraft
Executive Vice President and
General Counsel

Elliott D. Rodgers
Executive Vice President and
Chief Operations Officer

Kristin Bauer
Senior Vice President and
Chief Supply Chain Officer

Adrian Butler
Senior Vice President and
Chief Technology Officer

Robert Higginbotham
Senior Vice President,
Investor Relations,
Corporate Finance and Treasurer

Bryon Milburn
Senior Vice President and
Chief Merchandising Officer

Peter Scaturro
Senior Vice President,
Strategic Planning and Growth

Kim Waldmann
Senior Vice President and
Chief Customer Officer

CORPORATE INFORMATION

Corporate Headquarters
330 West 34th Street
New York, New York 10001
(212) 720-3700

Worldwide Website
Our website at www.footlocker-inc.com offers
information about our Company, including our
SEC filings, press releases, and corporate
governance documents.

Transfer Agent and Registrar
Computershare
P.O. Box 43006
Providence, RI 02940-3078
(866) 857-2216
(201) 680-6578 Outside U.S. and Canada
(800) 952-9245 Hearing Impaired -TTY Phone
www.computershare.com/investor

Overnight correspondence
should be sent to:
150 Royall Street, Suite 101
Canton, MA 02021

**Independent Registered Public
Accounting Firm**
KPMG LLP
345 Park Avenue
New York, New York 10154
(212) 758-9700

Service Marks and Trademarks
The service marks and trademarks Foot Locker,
Kids Foot Locker, Champs Sports, WSS, and
atmos are owned by Foot Locker, Inc. or
its affiliates.

Investor Information
Investor inquiries should be directed to
the Investor Relations Department at
(212) 720-4600.

[1] Member of Executive Committee

[2] Member of Audit Committee

[3] Member of HCC Committee

[4] Member of NCR Committee

[5] Member of Technology Committee



THE HEART
OF SNEAKERS

Foot Locker, Inc.
footlocker-inc.com